                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                      TANKNOLOGY-NDE INTERNATIONAL, INC.
                      ----------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $.0001 PAR VALUE
                      ----------------------------------
                        (Title of Class of Securities)

                                   628882201
                                   ---------
                                (CUSIP Number)

        Patrick W. Allender                George P. Stamas
        Danaher Corporation                Wilmer, Cutler & Pickering
        1250 24th Street, N.W.             2445 M Street, N.W.
        Suite 800                          Washington, D.C. 20037
        Washington, D.C. 20037             202-663-6000
        202-828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 24, 1997
                             ---------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [_].

                        (Continued on following pages)

                              Page 1 of 11 Pages

                                 SCHEDULE 13D

----------------------                               ---------------------------
 CUSIP No. 628882201                                      Page 2 of 11 Pages
----------------------                               ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DH Holdings Corp.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            None
       NUMBER OF         -------------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY           7,500,000
       OWNED BY          -------------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
       REPORTING            None
        PERSON           -------------------------------------------------------
         WITH            10 SHARED DISPOSITIVE POWER
                            7,500,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,500,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES            [ ]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   25.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------                               ---------------------------
 CUSIP No. 628882201                                      Page 3 of 11 Pages
----------------------                               ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Danaher Corporation
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            None
       NUMBER OF         -------------------------------------------------------
        SHARES           8  SHARED VOTING POWER
     BENEFICIALLY           7,500,000
       OWNED BY          -------------------------------------------------------
         EACH            9  SOLE DISPOSITIVE POWER
       REPORTING            None
        PERSON           -------------------------------------------------------
         WITH            10 SHARED DISPOSITIVE POWER
                            7,500,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,500,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*           [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   25.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------

SCHEDULE 13D (Continued)                                      Page 4 of 11 Pages


Item 1.  Security and Issuer.

     This statement relates to the common stock, $.0001 par value (the "Common Stock") of Tanknology-NDE International, Inc., a Delaware corporation (the "Company"). Each Reporting Person holds (i) shares of Series A Redeemable Convertible Preferred Stock, par value $.0001 per share ("Preferred Stock"), and
(ii) Warrants to purchase shares of Common Stock (the "Warrants," together with the Preferred Stock, are referred to herein as the "Securities"). The address of the Company is 8900 Shoal Creek Boulevard, Building 200, Austin, Texas 78758.

Item 2.  Identity and Background.

     The names of the persons filing this Schedule 13D are (i) Danaher Corporation, a Delaware corporation ("Danaher") and (ii) DH Holdings Corp., a Delaware corporation and a wholly-owned subsidiary of Danaher ("DHHC"). Danaher and DHHC are sometimes referred to a the "Reporting Persons." Each of the Reporting Persons has its principal office at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Danaher's principal business is the design, manufacture and marketing of industrial and consumer products. DHHC holds substantially all of the stock of the subsidiaries of Danaher.

     Set forth in Schedule A, which is attached hereto and incorporated by reference, are the names and present principal occupations or employments of the executive officers and directors of the Reporting Persons and each person who controls the Reporting Persons. Each of such persons is a citizen of the United States of America and has a business address at the address of Danaher.

     During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Persons, any executive officer, director or controlling person of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Persons, any executive officer, director or controlling person of a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the terms and conditions of the Note, Warrant and Preferred Stock Purchase Agreement dated December 23, 1997 by and among the Company, ProEco, Inc., a Delaware corporation, Tanknology/NDE Corporation, a Delaware corporation, 2368692 Canada, Inc., a Canadian Federal corporation, Tanknology-NDE Construction Services, Inc., a Delaware corporation and DHHC, attached hereto as Exhibit 1 (the "Purchase Agreement"), DHHC purchased from the Company
(i) 150 shares of Preferred Stock, and (ii) Warrants to purchase 4,500,000 shares of Common Stock, for an aggregate cash purchase price of $1,500,000. Pursuant to the Purchase Agreement, DHHC also purchased from the Company a Senior Subordinated Note in the principal amount of $6,500,000, due December 31, 2002, for a cash price of $6,500,000.

     The Securities owned by DHHC were purchased by DHHC using funds from available working capital. No new borrowings were made for the purpose of acquiring the securities.

Item 4.  Purpose of Transaction.

     All Securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities (including shares of Common Stock) of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein,

SCHEDULE 13D (Continued)                                      Page 5 of 11 Pages


each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the Securities in the open market or in privately negotiated transactions, including the conversion of Preferred Stock into Common Stock or the exercise of Warrants. Any actions that any Reporting Person might undertake will depend upon such Person's review of numerous factors, including, among other things, the availability of Securities of the Company (including Common Stock) for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

     Pursuant to the Purchase Agreement, the Reporting Persons acquired 150 shares of newly issued Preferred Stock which are convertible into Common Stock. The Preferred Stock is convertible at the holder's option at any time after December 31, 1997 into 3,000,000 shares of Common Stock at an exercise price of $.50 per share of Common Stock (subject to adjustment). The Preferred Stock is redeemable at the Company's option at a price of $10,000 per share of Preferred Stock (the "Redemption Price") after the earlier of (i) June 30, 2001, or (ii) the date upon which all principal and interest on the $6,500,000 Senior Subordinated Note payable to DHHC and dated December 23, 1997, is paid in full. Any shares of Preferred Stock outstanding at December 31, 2004 shall be redeemed by the Company at the Redemption Price.

     Pursuant to the Purchase Agreement, the Reporting Persons also received Warrants to purchase up to 4,500,000 shares of Common Stock at an exercise price of $.375 per share of Common Stock (subject to adjustment). The Warrants are exercisable in a single exercise at the holder's option at any time before December 31, 2002.

     The terms and conditions for the conversion of the Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series A Redeemable Convertible Preferred Stock of Tanknology-NDE International, Inc., attached hereto as Exhibit 2 (the "Certificate of Designation"), comprising a portion of the Company's Certificate of Incorporation. The terms and conditions of the Warrants are set forth in the Tanknology-NDE International, Inc. Warrant Certificate, which is attached hereto as Exhibit 3.

     Under the terms of the Certificate of Designation, the holders of Preferred Stock, voting as a separate class, shall have the right to elect one director to the Board of Directors of the Company as long as at least one-half (1/2) of the originally-issued shares of Preferred Stock remain outstanding. On other matters subject to a vote of the Company's shareholders, holders of Preferred Stock have the right to vote their shares of Preferred Stock as one class with the Common Stock, with each share of Preferred Stock entitling the holder thereof to such number of votes as shall be equal to the number of shares of Common Stock into which the such share of Preferred Stock is then convertible into.

     The holders of Preferred Stock are entitled to receive annual dividends of $1,000.00 per share of Preferred Stock payable semi-annually in arrears, commencing on June 30, 1998. In addition, the holders of Preferred Stock have the right to participate in any dividends paid with respect to the Common Stock, on the basis of the number of shares of Common Stock into which the Preferred Stock may be converted.

     Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on December 24, 1997, the Reporting Persons beneficially owned 7,500,000 shares of Common Stock. Such Common Stock constituted approximately 25.4% of the outstanding Common Stock on a fully diluted basis (based on the number of shares of Common Stock outstanding as of December 23, 1997). The Reporting Persons have the right to acquire (i) 3,000,000 shares of Common Stock

SCHEDULE 13D (Continued)                                      Page 6 of 11 Pages


upon conversion of the Preferred Stock (subject to adjustment), and (ii) 4,500,000 shares of Common Stock upon exercise of the Warrants (subject to adjustment).

     (b) The Reporting Persons share the power to vote, or to direct the vote, and to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Persons.

     (c)  Not applicable.

     (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Contemporaneously with the execution and delivery of the Purchase Agreement, the Company and DHHC entered into a Registration Rights Agreement, attached hereto as Exhibit 4, that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended, the shares of Common Stock owned or to be owned (whether pursuant to the conversion of some or all of the Preferred Stock or the exercise of some or all of the Warrants) by DHHC, its affiliates or permitted transferees of the Preferred Stock, Common Stock or Warrants.

     Contemporaneously with the execution and delivery of the Purchase Agreement, the Company and DHHC entered into a Preemptive Rights Agreement, attached hereto as Exhibit 5, pursuant to which DHHC has the right to purchase a certain number of securities of the Company upon certain issuances by the Company of its securities.

     Contemporaneously with the execution and delivery of the Purchase Agreement, the Company, DHHC, Proactive Partners, L.P., a California limited partnership ("Proactive"), Lagunitas Partners, L.P., a California limited partnership ("Lagunitas"), Jay Allen Chaffee ("Chaffee") and A. Daniel Sharplin ("Sharplin" and together with Proactive, Lagunitas and Chaffee, the "Selling Shareholders") entered into a Co-Sale Agreement, attached hereto as Exhibit 6, pursuant to which DHHC has the right to (i) purchase a certain number of securities of the Company upon certain sales of such securities by any of the Selling Shareholders, and (ii) participate in certain sales of securities of the Company by any of the Selling Shareholders.

     On October 1, 1997, the Company and Veeder-Root, North America, an affiliate of DHHC ("Veeder-Root"), entered into a Confidentiality Agreement, attached hereto as Exhibit 7, pursuant to which Veeder-Root agreed that neither it nor its affiliates would, prior to September 30, 1998, acquire or seek to acquire any securities of the Company, solicit any proxies with respect to any voting securities of the Company or enter into certain other transactions with or affecting the Company without the prior written consent of the Board of Directors of the Company.

     Contemporaneously with the execution and delivery of the Purchase Agreement, the Company and DHHC entered into a Letter Agreement, attached hereto as Exhibit 8, pursuant to which the Company agreed to issue DHHC additional securities, if necessary, to insure that, as a result of the execution and delivery of the Purchase Agreement and the documents and transactions contemplated thereby and as of the date thereof, DHHC owned no less than 25.402% of the equity securities of the Company on a fully diluted basis.

     The response to Item 4 is incorporated by reference herein.

     Except as set forth above, neither Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, director or controlling person of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits

SCHEDULE 13D (Continued)                                      Page 7 of 11 Pages


Exhibit 1 Note, Preferred Stock and Warrant Purchase Agreement by and among the Company, ProEco, Inc., Tanknology/NDE Corporation, 2368692 Canada, Inc., Tanknology-NDE Construction Services, Inc. and DHHC dated December 23, 1997.

Exhibit 2    Warrant Certificate, dated as of December 23, 1997.

Exhibit 3 Certificate of Designation of Preferences and Rights of Series A Redeemable Convertible Preferred Stock of Tanknology-NDE International, Inc., dated as of December 23, 1997.

Exhibit 4 Registration Rights Agreement by and between the Company and DHHC, dated as of December 23, 1997.

Exhibit 5 Preemptive Rights Agreement by and between the Company and DHHC, dated as of December 23, 1997.

Exhibit 6 Co-Sale Agreement by and among the Company, DHHC, Proactive Partners, L.P., Lagunitas Partners, L.P., Jay Allen Chaffee and A. Daniel Sharplin, dated December 23, 1997.

Exhibit 7 Confidentiality Agreement by and between the Company and Veeder-Root, North America, dated October 1, 1997.

Exhibit 8 Letter Agreement by and between the Company and DHHC, dated December 23, 1997.

SCHEDULE 13D (Continued)                                      Page 8 of 11 Pages


                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 1998

                              DANAHER CORPORATION


                              By:   /s/ C. Scott Brannan
                                    Name:  C. Scott Brannan
                                    Title: Vice President


                              DH HOLDINGS CORP.


                              By:   /s/ C. Scott Brannan
                                    Name:  C. Scott Brannan
                                    Title: Secretary

SCHEDULE 13D (Continued)                                      Page 9 of 11 Pages



                                 EXHIBIT INDEX
                                 -------------

Exhibit 1 Note, Preferred Stock and Warrant Purchase Agreement by and among the Company, ProEco, Inc., Tanknology/NDE Corporation, 2368692 Canada, Inc., Tanknology-NDE Construction Services, Inc. and DHHC dated December 23, 1997.

Exhibit 2    Warrant Certificate, dated as of December 23, 1997.

Exhibit 3 Certificate of Designation of Preferences and Rights of Series A Redeemable Convertible Preferred Stock of Tanknology-NDE International, Inc., dated as of December 23, 1997.

Exhibit 4 Registration Rights Agreement by and between the Company and DHHC, dated as of December 23, 1997.

Exhibit 5 Preemptive Rights Agreement by and between the Company and DHHC, dated as of December 23, 1997.

Exhibit 6 Co-Sale Agreement by and among the Company, DHHC, Proactive Partners, L.P., Lagunitas Partners, L.P., Jay Allen Chaffee and A. Daniel Sharplin, dated December 23, 1997.

Exhibit 7 Confidentiality Agreement by and between the Company and Veeder-Root, North America, dated October 1, 1997.

Exhibit 8 Letter Agreement by and between The Company and DHHC, dated December 23, 1997.

SCHEDULE 13D (Continued)                                     Page 10 of 11 Pages


                                  SCHEDULE A

Directors and Executive Officers of the Reporting Persons


          Set forth below are the name, business address and present principal occupation or employment of each director and executive officer of Danaher Corporation. Except as otherwise noted, the business address of each such person is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Each such person is a United States citizen. Directors of Danaher are indicated with an asterisk.

                            Present Principal Name
                           Occupation or Employment

Patrick W. Allender.........   Mr. Allender is Senior Vice President, Chief
                               Financial Officer and Secretary of Danaher.

C. Scott Brannan............   Mr. Brannan is Vice President Administration and
                               Controller of Danaher.

Mortimer M. Caplin*.........   Mr. Caplin is a Senior member of Caplin &
Caplin & Drysdale,             Drysdale, a law firm in Washington, D.C. He is a
One Thomas Circle, N.W.        Director of Fairchild Industries, Inc.
Suite 1100
Washington, D.C. 20005

Dennis D. Claramunt.........   Mr. Claramunt is Vice President and Group
                               Executive of Danaher. He is President of Jacobs
                               Chuck Manufacturing Company.

Daniel L. Comas.............   Mr. Comas is Vice President, Corporate
                               Development of Danaher.

H. Lawrence Culp, Jr........   Mr. Culp is Vice President and Group Executive of
                               Danaher. He is President of Veeder-Root Company.

Gregory T.H. Davies.........   Mr. Davies is Vice President and Group Executive
                               of Danaher. He is President of Jacobs Vehicle
                               Equipment Company.

Marc DeLuzio................   Mr. DeLuzio is Vice-President, Danaher Business
                               Systems.

James H. Ditkoff............   Mr. Ditkoff is Vice President, Finance/Tax of
                               Danaher.

Donald J. Ehrlich*..........   Mr. Ehrlich is the Chairman, President, Chief
Wabash National Corporation    Executive Officer and a Director of Wabash
1000 Sagamore Parkway          National Corporation. He is a Director of Indiana
South                          Secondary Market for Educational Loans, Inc. and
Lafayette, IN 47905            NBD Bank, N.A., Northwest.

Walter G. Lohr, Jr.*........   Mr. Lohr is a Partner of Hogan & Hartson LLP, a
Hogan & Hartson LLP            law firm in Baltimore, Maryland.
111 South Calvert
Street
Suite 1600,
Baltimore, MD

Dennis Longo................   Mr. Longo is Vice President - Human Resources of
                               Danaher.

SCHEDULE 13D (Continued)                                     Page 11 of 11 Pages

Mitchell P. Rales*..........   Mr. Rales is Chairman of the Executive Committee
                               of Danaher. He is a member of Equity Group
                               Holdings L.L.C. and Equity Holdings II L.L.C.,
                               limited liability companies located in
                               Washington, D.C., with interests in manufacturing
                               companies and publicly traded securities.

Steven M. Rales*...........    Mr. Rales is Chairman of the Board of Danaher. He
                               is a member of Equity Group Holdings L.L.C. and
                               Equity Holdings II L.L.C., limited liability
                               companies located in Washington, D.C., with
                               interests in manufacturing companies and publicly
                               traded securities.

George M. Sherman*.........    Mr. Sherman is President and Chief Executive
                               Officer of Danaher.

Steven E. Simms............    Mr. Simms is Vice President and Group Executive
                               of Danaher. He is President of the Professional
                               Tools Division of the Danaher Tool Group.

A. Emmet Stephenson, Jr.*..    Mr. Stephenson is President of Stephenson &
Stephenson & Company           Company, a private investment management firm in
100 Garfield Street            Denver, Colorado and Senior Partner of Stephenson
Denver, Colorado  80206        Merchant Banking.

John P. Watson.............    Mr. Watson is Vice President and Group Executive
                               of Danaher.


          The executive officers of DHHC are George M. Sherman, President, Patrick W. Allender, Treasurer, and C. Scott Brannan, Secretary. Each such person is a director of DHHC. The name, business address and present principal occupation or employment of each such person is set forth above.

          Approximately 40% of the outstanding common stock of Danaher is beneficially owned by Steven M. Rales and Mitchell P. Rales. The aggregate holdings for Steven and Mitchell Rales include shares of Danaher common stock owned by Equity Group Holdings L.L.C. ("EGH") and Equity Group Holdings II L.L.C. ("EGH II") of which Steven and Mitchell Rales are the only members, along with other shares of common stock of Danaher which are directly owned by such individuals. EGH and EGH II are principally engaged in the business of investing in the common stock of Danaher. The offices of Steven M. Rales, Mitchell P. Rales, EGH and EGH II are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.

                                   EXHIBIT 1

                   ------------------------------------------

                            Note, Preferred Stock and
                           Warrant Purchase Agreement

                   ------------------------------------------

                          Dated as of December 23, 1997

                           TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
Section 1.   Defined Terms...................................................................................1
Section 2.   Purchase and Sale of the Note..................................................................12
Section 3.   Purchase and Sale of Preferred Stock...........................................................12
Section 4.   Issuance of Warrants...........................................................................12
Section 5.   Conditions to Closings.........................................................................13
Section 6.   Representations and Warranties of Sell.........................................................14
Section 7.   Representations and Warranties of Purchaser....................................................20
Section 8.   Financial Reporting............................................................................22
                      8.1      Financial Reports............................................................22
                      8.2      Other Information............................................................23
                      8.3      Preparation of Annual and Quarterly Financial
                               Statements in Accordance with GAAP...........................................23
                      8.4      Changes in GAAP and in Practices, Policies and Procedures....................23
                      8.5      Notice of Certain Events.....................................................24
                      8.6      Inspections..................................................................25
Section 9.   Affirmative Covenants..........................................................................25
Section 10.  Negative Covenants.............................................................................27
Section 11.  Financial Tests................................................................................31
Section 12.  Events of Default..............................................................................32
Section 13.  Miscellaneous..................................................................................32

                                   EXHIBITS
                      Exhibit A - Senior Subordinated Note
                      Exhibit B - Certificate of Designation
                      Exhibit C - Warrant Certificate
                      Exhibit D - Certificate of Responsible Party
                      Exhibit E - Opinion of TNDE Counsel
                      Exhibit F - Preemption Agreement
                      Exhibit G - Certificate of Incorporation

                                   SCHEDULES

                      Schedule 1 - Liens
                      Schedule 2 - Trade Names
                      Schedule 3 - Indebtedness
                      Schedule 4 - Leases
                      Schedule 5 - Financial Statements
                      Schedule 6 - Shareholder Information
                      Schedule 7 - TNDE Obligations

              NOTE, PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT

           This Note, Preferred Stock and Warrant Purchase Agreement (the "Agreement"), dated as of December 23, 1997 (the "Effective Date"), is entered into by and between Tanknology- NDE International, Inc. ("TNDE"), a Delaware corporation, ProEco, Inc. ("ProEco"), a Delaware corporation, Tanknology/NDE Corporation ("NDE"), a Delaware corporation, 2368692 Canada, Inc. ("Canada"), a Canadian Federal corporation and Tanknology-NDE Construction Services, Inc. ("Construction"), a Delaware corporation (collectively referred to herein as "Sellers"), as sellers, and DH Holdings Corp., a Delaware corporation ("Purchaser"), as purchaser.

           WHEREAS, Sellers desire to obtain, and Purchaser is willing to provide, financing of approximately $8 million through (i) the sale and issuance by Sellers to Purchaser of a Senior Subordinated Note (the "Note") in the aggregate principal amount of $6.5 million and (ii) the sale and issuance by TNDE of 150 shares (the "Preferred Shares") of TNDE's Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") at a price of $10,000.00 per share; and

           WHEREAS, TNDE has agreed, in partial consideration of the terms of this Agreement, to issue and sell to Purchaser warrants (the "Warrants") to purchase 4,500,000 shares (the "Warrant Shares") of common stock of TNDE, par value $.0001 per share.

           NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

     Section 1.  Defined Terms.

     As used herein, the following terms shall have the following meanings, unless the context otherwise requires, as modified, amended or restated from time to time as provided for herein.

           1.1 "Accountant" means TNDE's current independent public accountant or such other independent public accountant as may be selected by TNDE.

           1.2 "Accountant's Statement" means, with respect to each Annual Financial Statement, a written statement of such Accountant stating in effect that in the course of its Audit with respect to such Financial Statement no Default has come to its attention, or, if a Default has come to its attention, stating the nature and period of existence of such Default.

           1.3 "Accounting Period" means the Fiscal Year, Quarter or Month, as applicable.

           1.4 "Accounting Statements" mean collectively, with respect to any Accounting Period, the consolidated balance sheet, consolidated statement of operations, consolidated statement of cash flows and consolidated statement of stockholders equity of TNDE and the Subsidiaries as of the end of such Accounting Period.

           1.5 "Adjusted EBITDA" means with respect to any Accounting Period, EBITDA for that Accounting Period less the sum of (i) taxes paid in cash with respect to such Accounting Period, and (ii) the lesser of (A) $750,000.00 (annualized) and (B) actual Capital Expenditures incurred with respect to that Accounting Period.

           1.6 "Affiliate" means any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with the specified Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

           1.7 "Affirmative Covenants" means the covenants of TNDE set forth in Section 9.

           1.8 "Agreement" means this Note, Preferred Stock and Warrant Purchase Agreement dated as of December 23, 1997 by and among TNDE, ProEco, NDE, Canada, Construction and Purchaser.

           1.9 "Annual Financial Statements" means, with respect to each Fiscal Year, the consolidated and consolidating Accounting Statements of TNDE with respect to such Fiscal Year, presented with corresponding Accounting Statements for the preceding Fiscal Year, which Accounting Statements shall be Audited, prepared in accordance with GAAP and presented in reasonable detail (including appropriate footnotes). Accounting Statements prepared for and contained in TNDE's Form 10-K filed with the SEC shall be deemed to constitute the Annual Financial Statement.

           1.10 "Audit" or "Audited" means, with respect to the Annual Financial Statements, an examination without limitation as to scope by the Accountant in accordance with generally accepted auditing standards for the purpose of expressing an opinion on such Accounting Statements.

           1.11 "Audit Report" means, with respect to the consolidated (but not the consolidating) Annual Financial Statements, the report of the Accountant indicating the scope of the Audit with respect to such Annual Financial Statements and setting forth the opinion of such Accountant with respect to such Annual Financial Statements as a whole, or an assertion to the effect that an overall opinion cannot be expressed. The Audit Report shall set forth any qualification to such opinion and, when such an overall opinion cannot be expressed, set forth the reasons therefor.

           1.12 "Board of Directors" means the board of directors of TNDE and, as applicable and to the extent permitted by law, any committee of such board of directors authorized to exercise the powers of the board of directors.

           1.13 "BOCP" means Bank One Capital Partners, LLC, a Delaware limited liability company.

           1.14 "BOCP Agreement" means the Note and Warrant Purchase Agreement, dated as of October 25, 1996, by and among TNDE, certain other parties and BOCP.

           1.15 "Business Day" means any day other than a Saturday, Sunday or day upon which banking institutions are authorized or required by law or executive order to be closed in the City of Houston, Texas.

           1.16 "Capital Stock" of any Person means, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person or partnership interests and any warrants, options or other rights to acquire such stock or interests.

           1.17 "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof which mature within 90 days from the date of acquisition and (ii) time deposits and certificates of deposit, which mature within 90 days from the date of acquisition, of any domestic commercial bank having capital and surplus in excess of $200,000,000.00, which has, or the holding company of which has, a commercial paper rating of at least A-1 or the equivalent thereof by Standard & Poors Corporation or P-I or the equivalent thereof by Moody's Investor Service.

           1.18 "CFO Certificate" means, with respect to the Quarterly Financial Statements and the consolidating Annual Financial Statements, a certificate signed by the Chief Financial Officer of TNDE stating in effect that such Financial Statements, when delivered, (i) were prepared in accordance with GAAP and (ii) fairly present the results of operations for the applicable Accounting Period and the financial condition as of the end of such Accounting Period. The CFO Certificate shall be presented in a standard form reasonably satisfactory to Purchaser.

           1.19 "Closing Date" means December 23, 1997 or such later date as the Parties shall mutually agree in writing.

           1.20 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

           1.21 "Collateral" means the collateral defined in the Pledge Agreement and in the Subordinated Security Agreement.

           1.22 "Common Shares" or "Common Stock" means the shares of common stock, $0.0001 par value, of TNDE, at any time outstanding.

           1.23 "Co-Sale Agreement" means the Co-Sale Agreement dated as of December 23, 1997 by and among TNDE, Proactive Partners, L.P., a California limited partnership, Lagunitas Partners, L.P., a California limited partnership, Jay Allen Chaffee, A. Daniel Sharplin and Purchaser.

           1.24 "Compliance Certificate" means, with respect to each Fiscal Year and each Quarter, a certificate signed by the Chief Financial Officer of TNDE (i) stating that no Default has occurred and is continuing, (ii) stating that, to the best of his knowledge, Sellers are in compliance with each of the Affirmative Covenants and each of the Negative Covenants and (iii) setting forth in reasonable detail a computation of each of the Financial Tests as of the end of the applicable Fiscal Year or Quarter. The Compliance Certificate shall be presented in a standard form reasonably satisfactory to Purchaser.

           1.25 "Debt Service Coverage Ratio" means with respect to any Accounting Period, the ratio of (i) Adjusted EBITDA for such Accounting Period, to (ii) the sum of the following for such Accounting Period: (a) all interest (including interest on the Note); (b) preferred dividends; (c) actual scheduled principal amortization of the Senior Indebtedness for the applicable period; and
(d) actual scheduled principal amortization of the Note for the applicable period.

           1.26  "Default" is defined in the Note attached hereto as Exhibit A.

           1.27 "Disposition" means (i) a merger, consolidation or other business combination in which TNDE is not the surviving entity and in which TNDE's stockholders receive cash or non-cash consideration in exchange for or in respect of their shares of Capital Stock of TNDE or (ii) the sale, lease, conveyance, transfer or other disposition (other than the grant of a security interest) in any single transaction or series of related transactions of all or substantially all of the assets of TNDE.

           1.28  "Dividends" in respect of any corporation means:

                 (i) Cash distributions or any other distributions on, or in respect of, any class of equity security of such corporation, except for distributions made solely in shares of securities of the same class; and

                 (ii) Any and all funds, cash or other payments made in respect of the redemption, repurchase or acquisition of such securities; but shall exclude the exercise of the Warrants or the conversion or redemption of the Preferred Shares.

           1.29 "EBITDA" means, as determined as of any date, earnings of TNDE and the Subsidiaries (as reflected on the most recent Financial Statements) for the applicable period ended immediately prior to any such date of determination determined by excluding all amounts expensed as reflected on such Financial Statements during such applicable period with respect to (i) interest expense with respect to Permitted Indebtedness, (ii) federal and state income tax expense, (iii) depreciation expense, (iv) accretion expense and (v) amortization expense.

           1.30 "Environmental Law" means any and all laws, statutes, judgements, ordinances, rules, regulations, orders, determinations, interpretations or guidance of any governmental authority, whether now existing or hereafter effected, pertaining to health or the environment in effect in any and all jurisdictions in which TNDE or the Subsidiaries are conducting or at any time have conducted business, or where any property of TNDE or the Subsidiaries, whether leased or owned, is located, or where any hazardous substances generated or disposed of by TNDE or the Subsidiaries are located.

           1.31 "ERISA" means the Employee Retirement Security Act of 1974, as amended from time to time.

           1.32 "ERISA Affiliate" means all members of the group of corporations and trades or businesses (whether or not incorporated) which, together with TNDE, are treated as a single employer under Section 414 of the Code.

           1.33 "ERISA Plan" means any pension benefit plan subject to Title IV of ERISA or Section 412 of the Code maintained or contributed to by TNDE or any ERISA Affiliate with respect to which TNDE has a fixed or contingent liability.

           1.34 "Event of Default" is defined in the Note attached hereto as Exhibit A.

           1.35 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

           1.36 "Financial Statements" means the Annual Financial Statements, Monthly Financial Statements and Quarterly Financial Statements.

           1.37 "Financial Tests" means the financial tests with respect to TNDE and the Subsidiaries set forth in Section 11, which tests are based upon the Annual Financial Statements and Quarterly Financial Statements and determined as provided for therein.

           1.38 "Fiscal Quarter" means the three-month periods ending on March 31, June 30, September 30 and December 31 of the applicable Fiscal Year.

           1.39 "Fiscal Year" means each year ended on December 31, or other fiscal year of TNDE adopted in the manner provided for in this Agreement. Each Fiscal Year consists of four Quarters.

           1.40 "GAAP" means those generally accepted accounting principles and practices as in effect from time to time which are recognized as such by the Financial Accounting Standards Board (or any generally recognized successor).

           1.41 "Indebtedness" means with respect to TNDE, as of any date of determination, (i) all indebtedness of TNDE and the Subsidiaries for borrowed money or for the deferred purchase price of property or services or which is evidenced by a note, bond, debenture, or similar instrument, reflected on the most recent Financial Statements, (ii) all obligations of TNDE and the Subsidiaries under any financing lease, (iii) all obligations of TNDE and the Subsidiaries in respect of letters of credit, acceptances, or similar obligations issued or created for the account of TNDE and the Subsidiaries, (iv) all guaranty obligations of TNDE and the Subsidiaries, and (v) all liabilities secured by any lien on any property owned by TNDE or the Subsidiaries, whether or not TNDE or the Subsidiaries have assumed or otherwise become liable for the payment thereof; provided that, the term "Indebtedness" shall not include any obligations incurred with regard to performance bonds and payment bonds relating to the business of Construction.

           1.42 "Interest Rate" is defined in the Note attached hereto as Exhibit A.

           1.43 "Intercreditor Agreement" means the Intercreditor and Subordination Agreement dated as of December 23, 1997, by and between Purchaser and the Senior Lender, as modified, amended or restated from time to time.

           1.44  "Investment" is defined in Section 10(e) hereof.

           1.45 "Lender Reports" means, without duplication of statements, certificates, notices or reports furnished to Purchaser pursuant to Section 8.1 of this Agreement, copies of all financial statements, certificates, notices, reports or other information furnished to any bank, financial institution or note purchaser pursuant to the requirements of any loan or note purchase or similar agreement with respect to any material Indebtedness of TNDE or any of the Subsidiaries.

           1.46 "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (whether statutory or otherwise), or preference, priority or other security agreement or similar preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the uniform commercial code or comparable law of any jurisdiction in respect of any of the foregoing).

           1.47  "Litigation" is defined in the Note attached hereto as Exhibit
A.

           1.48 "Management Letters" means any letter or report furnished by the Accountants to management of TNDE or any Subsidiary in connection with any Audit or otherwise describing findings or recommendations with respect to the accounting or management practices or procedures of TNDE and the Subsidiaries and, including, all reports submitted to TNDE or the Subsidiaries by the Accountant in connection with any interim or special audit made by the Accountant.

           1.49 "Material Adverse Effect" means a material adverse effect on the respective Person's business, property, assets, prospects, condition (financial or otherwise) or results of operations, or on the rights of such Person hereunder.

           1.50 "Maturity Date" is defined in the Note attached hereto as Exhibit A.

           1.51 "Minutes" means all minutes, minutes of written action or reports (including schedules and exhibits thereto) of a shareholder's meeting or actions and all meetings or actions of the Board of Directors or any committee thereof or appointed thereby of TNDE.

           1.52  "Month" means a calendar month, and "Monthly" means each Month.

           1.53 "Monthly Financial Statements" means, with respect to each Month the consolidated Accounting Statements of TNDE and the Subsidiaries with respect to such Month, which Accounting Statements shall be prepared and presented in the manner customary for purposes of dissemination for management of TNDE and the Subsidiaries.

           1.54 "Net Worth" means at a particular date, the sum of any warrants (including the Warrant Shares), preferred stock (including the Preferred Shares), par value of common stock, capital in excess of par value of common stock, and retained earnings less treasury stock (if any) determined on a consolidated basis in accordance with GAAP.

           1.55  "Negative Covenants" means the covenants of TNDE set forth in
Section 10.

           1.56 "Net Income" means for any period, the net income (or loss) of TNDE and the Subsidiaries after allowance for taxes for such period, determined in accordance with GAAP; provided that there shall be excluded from the calculation of such net income (to the extent otherwise included therein) the following: (i) the net income of any Person in which TNDE or the Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of TNDE or the Subsidiaries in accordance with GAAP), except to the extent of the amount of dividends or distributions actually paid in such period by such other Person to TNDE or the Subsidiaries; (ii) the net income (or loss) of any Person acquired in a pooling-of-interest transaction for any period prior to the date of such transaction and any expenses incurred by TNDE or the Subsidiaries with respect to such transaction; (iii) any extraordinary gains or losses, including gains or losses attributable to property sales not in the ordinary course of business;
(iv) the cumulative effect of a change in accounting principles; (v) any gains or losses attributable to writeups or write downs of assets, and (vi) any expenses relating to accretions associated with any warrants, preferred stock, subordinated debt or other convertible securities.

           1.57 "Note" means the $6,500,000.00 aggregate principal amount Senior Subordinated Note issued and sold by Sellers to Purchaser pursuant to this Agreement, due December 31, 2002. The Note is in the form of Exhibit A.

           1.58 "Notice" means any notice required to be given to any Party under this Agreement in accordance with Section 13(h).

           1.59 "Parties" means TNDE, ProEco, NDE, Canada, Construction and Purchaser collectively, and "Party" means any one of the Parties.

           1.60 "Permitted Indebtedness" means, as of any date of determination the aggregate amount of all Indebtedness of TNDE and the Subsidiaries outstanding as of such date of determination but only to the extent that the amount of such Indebtedness does not exceed the amounts permitted under this Agreement.

           1.61  "Permitted Liens" means:

                 (i) Liens incurred pursuant to this Agreement and the Related Documents;

                 (ii) Liens securing the Senior Indebtedness as contemplated in the Intercreditor Agreement;

                 (iii) Liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like Persons;

                 (iv) Liens incurred or deposits made in the ordinary course of business (a) in connection with workers' compensation, unemployment insurance, social security and other like laws, or (b) to secure the performance of letters of credit, bids, tenders, sales contracts, leases, statutory obligations, surety, appeal and performance bonds and other similar obligations not incurred in connection with the borrowing of money, the obtaining of advances or the payment of the deferred purchase price of property;

                 (v) attachment, judgment and other similar Liens arising in connection with court proceedings, provided the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings;

                 (vi) purchase money security interests granted to secure not more than 75% of the purchase price of assets, the purchase of which does not violate this Agreement or any Related Document;

                 (vii) Liens securing indebtedness to BOCP which is extinguished upon the Closing Date;

                 (viii) Liens specifically identified in Schedule 1; and

                 (ix) Liens securing performance bonds and payment bonds relating to the business of Construction.

           1.62 "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, governmental authority or any other form of entity.

           1.63 "Pledge Agreement" means the Security Interest-Pledge of Subsidiary Stock Agreement dated as of December 23, 1997 by and between TNDE and Purchaser.

           1.64 "Preemptive Rights Agreement" means the Preemptive Rights Agreement dated as of December 23, 1997 by and between TNDE and Purchaser.

           1.65 "Preferred Shares" or "Preferred Stock" means TNDE's Series A Redeemable Convertible Preferred Stock, par value $.01 per share, carrying the rights, characteristics and obligations set forth in the Certificate of Designation attached hereto as Exhibit B.

           1.66 "Proceeds" means proceeds as such term is used in the Uniform Commercial Code of the State of Delaware, as amended from time to time, together with any successor law and as contemplated in the Pledge Agreement and in the Subordinated Security Agreement.

           1.67 "Purchaser" means DH Holdings Corp., a Delaware corporation, together with its successors and assigns.

           1.68 "Quarter" means each quarter annual period of the Fiscal Year, and "Quarterly" means each Quarter. Each Quarter consists of three Months.

           1.69 "Quarterly Financial Statements" means, with respect to each Quarter, the consolidated Accounting Statements of TNDE and the Subsidiaries with respect to such Quarter and the current Fiscal Year to date, presented with corresponding Accounting Statements for the same Quarter and Fiscal Year to date period for the preceding Fiscal Year, which Accounting Statements shall be prepared in accordance with GAAP (subject to applicable year end adjustments) and presented in reasonable detail (but omitting footnotes that would substantially duplicate footnotes contained in the most recent Annual Financial Statements). Accounting Statements prepared for and contained in TNDE's Form 10-Q filed with the SEC shall be deemed to constitute the Quarterly Financial Statement.

           1.70 "Registration Rights Agreement" means the Registration Rights Agreement dated as of December 23, 1997 by and between TNDE and Purchaser.

           1.71 "Related Documents" means the Note, the Subordinated Security Agreement, the Pledge Agreement, the Preemptive Rights Agreement, the Registration Rights Agreement, the Warrant Certificate, the Certificate of Designation and the Co-Sale Agreement.

           1.72 "Representation(s) and Warranty(ies)" means the representations and warranties of Sellers set forth in Section 6 and in any certificate of any of the Sellers delivered pursuant to Section 5.

           1.73 "Responsible Officer" means the chairman of the board, chief executive officer, chief operating officer, chief financial officer or chief accounting officer of TNDE or any other officer of TNDE involved principally in its financial administration of its controllership function.

           1.74  "Restricted Payments" means any of the following:

                 (i) any dividend on any class of TNDE's Capital Stock (other than with respect to Purchaser's Preferred Stock);

                 (ii) any other distribution on account of any class of TNDE's Capital Stock;

                 (iii) any redemption, purchase or other acquisition, direct or indirect, of any shares of TNDE's Capital Stock (other than with respect to Purchaser's Preferred Stock); and

                 (iv) any management, consulting and other fees paid to Proactive Partners, L.P., Lagunitas Partners, L.P., their respective partners and employees and their successors and assigns (other than as provided for in this Agreement).

Notwithstanding the foregoing, Restricted Payments shall not include (A) dividends paid, or distributions made, in Capital Stock of TNDE; or (B) exchanges of Capital Stock of TNDE for another class of Capital Stock of TNDE, except to the extent that cash or other non-stock value is involved in such exchange.

           1.75 "SEC" means the United States Securities and Exchange Commission (or any governmental body or agency succeeding to its functions).

           1.76 "Securities Act" means the Securities Act of 1933, as amended from time to time.

           1.77 "Security Agreements" mean collectively, the Senior Security Agreement, the Subordinated Security Agreement and the Pledge Agreement.

           1.78  "Sellers" means TNDE, ProEco, Canada and Construction.

           1.79 "Senior Indebtedness" means the Senior Loans and Indebtedness incurred pursuant to the terms of any agreement between TNDE, any of the Subsidiaries and any bank or financial institution providing for revolving credit loans secured by the Collateral; provided that, any other agreement shall be consented to in writing by DH, which consent shall not be unreasonably withheld, and the lender with respect thereto shall have been granted a first perfected security interest in the Collateral on terms substantially equivalent to those set forth in the Senior Security Agreement; further provided that, the term "Senior Indebtedness" may include up to $11 million of Indebtedness incurred by TNDE or the Subsidiaries to replace the indebtedness incurred with respect to the Senior Loan Agreement and such debt replacement need not be consented to by DH; provided further that, notwithstanding the foregoing, any such replacement of Indebtedness by the Company on terms materially adverse to DH shall not be undertaken without the prior written consent of DH.

           1.80 "Senior Lender" means Bank One, Texas, N.A., as lender under the Senior Loan Agreement, together with its successors and assigns in such capacity or any substitutes or Persons acting in the same or similar capacity with respect to Senior Indebtedness.

           1.81 "Senior Loan Agreement" means the Loan Agreement, dated as of October 25, 1996, by TNDE, certain other parties and the Senior Lender, including all extensions, renewals and refinancings thereof.

           1.82 "Senior Loans" means the term loan and revolving line of credit granted by the Senior Lender to TNDE and certain other parties pursuant to the Senior Loan Agreement, including all extensions, renewals and refinancings thereof.

           1.83 "Senior Security Agreement" means the Security Agreement dated as of October 25, 1996, by and among TNDE and the Senior Lender, as modified, amended or restated from time to time, together with any other agreements securing the payment of the obligations evidenced by the Senior Loans or under the Senior Loan Agreement.

           1.84 "Subordinated Debt" means Indebtedness of TNDE and the Subsidiaries which is subordinated, in a manner satisfactory to and approved in writing by Purchaser, to the Indebtedness of Sellers evidenced by the Note.

           1.85 "Subordinated Security Agreement" means the Security Agreement-Personal Property dated as of December 23, 1997 by and between Sellers and Purchaser, as modified, amended or restated from time to time, together with any other agreements securing the payment of the obligations evidenced by the Note or under this Agreement.

           1.86 "Subsidiary" or "Subsidiaries" means any corporation 50% or more of the Capital Stock of which, except directors' qualifying shares, shall at the time as of which any determination is being made, be owned by TNDE either directly or through Subsidiaries.

           1.87  "Subsidiary Stock" is defined in the Pledge Agreement.

           1.88 "Total Liabilities"of any Person shall mean, as of any date, all amounts which would be included as liabilities on a balance sheet of such Person as of such date prepared in accordance with GAAP.

           1.89 "Transfer" means, with respect to any item, the sale, exchange, conveyance, lease, transfer or other disposition of such item.

           1.90 "UCC" means the Uniform Commercial Code as in effect in the State of Delaware.

           1.91 "Warrant Certificate" means the Warrant Certificate dated as of December 23, 1997 issued by TNDE to Purchaser evidencing Warrants to purchase 4,500,000 Common Shares.

           1.92 "Warrant Shares" shall have the meaning set forth in the recitals to this Agreement.

           1.93 "Warrants" shall have the meaning set forth in the recitals to this Agreement.

     Section 2.  Purchase and Sale of the Note.

     Upon the terms and subject to the conditions set forth in this Agreement, Sellers shall issue and sell to Purchaser, and Purchaser shall purchase from Sellers for a purchase price of $6,500,000.00, the Note, due December 31, 2002 and dated as of the Closing Date, made by Sellers to Purchaser in the principal amount of $6,500,000.00. Such purchase and sale shall be consummated on the Closing Date as provided for in this Agreement, and on such date Purchaser shall make payment of the purchase price of the Note by wire transfer of immediately available funds to an account designated by TNDE. The Note shall be in the form attached hereto as Exhibit A.

     Section 3.  Purchase and Sale of Preferred Stock.

     Upon the terms and subject to the conditions set forth in this Agreement, TNDE shall issue and sell to Purchaser, and Purchaser shall purchase from TNDE, the Preferred Shares for an aggregate purchase price of $1,500,000.00. Such purchase and sale shall be consummated on the Closing Date as provided for in this Agreement, and on such date Purchaser shall make payment of the purchase price of the Preferred Shares by wire transfer of immediately available funds to an account designated by TNDE. The Preferred Shares shall have the rights and characteristics set forth in the Certificate of Designation attached hereto as Exhibit B.

     Section 4.  Issuance of Warrants.

     Upon the terms and subject to the conditions set forth in this Agreement, TNDE shall issue and sell to Purchaser and Purchaser shall purchase from TNDE, the Warrants evidenced by the

Warrant Certificate dated as of the Closing Date in the form attached hereto as Exhibit C. Such sale and purchase shall be consummated on the Closing Date as provided for in this Agreement.

     Section 5.  Conditions to Closings.

     The obligations of Purchaser to purchase the Note, the Preferred Shares and the Warrants on the Closing Date is subject to the fulfillment in a manner reasonably satisfactory to Purchaser and its counsel of each of the following conditions precedent.

           (a)   Senior Loan Agreement. No event of default or event which
                 ---------------------
with notice, lapse of time or both would constitute an event of default under the Senior Loan Agreement shall have occurred and be continuing and the Senior Lender and Purchaser shall have executed and delivered the Intercreditor Agreement, Amendment No. 3 to the Senior Loan, the Termination Agreement (as defined in (S)9(j)) and the Post-Closing Agreement (as defined in (S)9(j)).

           (b)   Execution and Delivery of Related Documents. Each of the
                 -------------------------------------------
Related Documents shall have been duly executed and delivered by all parties thereto, each dated and effective as of the Closing Date.

           (c)   Certificates, Opinions, and Other Documents. The following
                 -------------------------------------------
certificates, opinions and other documents shall be delivered by or on behalf of
Sellers:

                 (i) a certificate of TNDE executed by a Responsible Officer of TNDE in the form of Exhibit D certifying compliance with the closing conditions set forth in this section and any covenants to be performed by Sellers at or prior to the Closing Date;

                 (ii) certified copies of the corporate resolutions of Sellers authorizing the execution, delivery and performance of each of Sellers obligations under this Agreement and all of the Related Documents and any other documents to be delivered pursuant to this Agreement or any of the Related Documents;

                 (iii) certified copies of TNDE's Certificate of Incorporation, including any and all amendments thereto, and a certified copy of the bylaws of TNDE as in effect on the Closing Date;

                 (iv) a certificate of the Secretary of TNDE certifying the names of the officers of Sellers authorized to sign this Agreement, the Related Documents and any other documents or certificates to be delivered pursuant to this Agreement or any of the Related Documents by TNDE, together with the true signatures of such officers;

               (v) an opinion of counsel for TNDE, addressed to Purchaser, in the form of Exhibit E;

               (vi) UCC-ls with respect to the Collateral under the Subordinated Security Agreement and Pledge Agreement in the forms and as provided for herein;

               (vii) UCC-3s with respect to any financing statements filed in connection with TNDE's and the Subsidiaries indebtedness to BOCP;

               (viii)the Warrant Certificate;

               (ix) certificates evidencing 150 shares of Preferred Stock issued to Purchaser pursuant to this Agreement; and

               (x) such other opinions, certificates, affidavits, documents and filings, including any and all UCC filings, as Purchaser may deem reasonably necessary or appropriate.

          (d)  Disbursements and Deliveries.  The following disbursement shall
               ----------------------------
be made out of the proceeds of the sale of the Note and the Preferred Shares:

               $8,000,000 to BOCP to extinguish any and all indebtedness of TNDE and the Subsidiaries to BOCP.

   SECTION 6.  REPRESENTATIONS AND WARRANTIES OF SELLERS.

      The representations and warranties of Sellers set forth in this Section 6 shall survive the purchase and sale of the Note, Preferred Shares and Warrants, and any investigation made by Purchaser shall not diminish the right of Purchaser to rely upon such representations and warranties. Each of the Sellers jointly and severally represents and warrants to Purchaser as follows:

          (a)  Organization.  TNDE  is a corporation duly incorporated and
               ------------
validly existing under the laws of the State of Delaware. The execution, delivery and performance of this Agreement, each of the Related Documents and any instrument or agreement required by this Agreement or any of the Related Documents are within Sellers' powers, have been duly authorized and are not in conflict with the terms of the charter, bylaws or other organizational documents of Sellers.

          (b)  Subsidiaries.  Each Subsidiary is a corporation duly incorporated
               ------------
and validly existing under the laws of its jurisdiction of incorporation. Immediately after the date of Closing, neither TNDE nor any of the Subsidiaries will own any Capital Stock, membership interest or other equity interest in or of any other Person, other than Subsidiary Stock. As of the date hereof, none of the Subsidiaries other than ProEco, NDE, Canada and Construction own or hold any assets or conduct any business.

          (c)  Good Standing.  TNDE and the Subsidiaries are properly licensed
               -------------
and in good standing in each state in which they are doing business, and TNDE and the Subsidiaries have qualified under and, where required, complied with the fictitious name statute of each state in which TNDE or any of the Subsidiaries are doing business.

          (d)  Information Submitted.  The audited consolidated Annual Financial
               ---------------------
Statements and unaudited Quarterly Financial Statements of TNDE set forth on
Schedule 5 have been prepared in accordance with GAAP consistently applied and fairly present the financial condition of TNDE and the Subsidiaries as of the dates thereof and the results of its operations for the periods then ended.

          (e)  No Material Adverse Change.  There has been no material adverse
               --------------------------
change in the consolidated financial condition of TNDE since the later of (i) September 30, 1997 and (ii) the date of the most recent Financial Statements.

          (f)  Disclosure.  Neither this Agreement nor any other document,
               ----------
opinion, Accounting Statement, certificate or statement by an officer of any of the Sellers furnished or made by or on behalf of any of the Sellers in connection with the transactions contemplated in this Agreement, contains any untrue statement of a material fact or omits to a state a material fact necessary in order to make the statements contained therein not misleading. To the best knowledge of Sellers, there is no fact peculiar to TNDE or the Subsidiaries which materially and adversely affects or in the future may (so far as Sellers can reasonably foresee) materially and adversely affect the business, property, assets or financial condition of TNDE or the Subsidiaries which has not been disclosed to Purchaser in this Agreement or in other documents, opinions, Accounting Statements, certificates or statements furnished to or made by or on behalf of Sellers to Purchaser in connection with the transactions contemplated by this Agreement.

          (g)  No Conflicts.  The execution, delivery and performance of this
               ------------
Agreement, the Related Documents and any other instrument or agreement required by this Agreement or any of the Related Documents are not in conflict with any law or any indenture, agreement or undertaking to which any of the Sellers are a party or by which any of the Sellers are bound or affected.

          (h)  Authorization and Consents.  No approval, consent, compliance,
               --------------------------
exemption, authorization or other action by, or notice to, or filing with, any governmental authority or any other Person pursuant to applicable law, and no lapse of the waiting period under the applicable law, is necessary or required in connection with the execution, delivery and performance by any of the Sellers or enforcement against any of the Sellers of this Agreement or the Related Documents or the transactions contemplated hereby and thereby.

          (i)  Enforceability.  This Agreement is a legal, valid and binding
               --------------
agreement of each of the Sellers, enforceable against each of the Sellers in accordance with its terms, and each Related

Document, and any instrument or agreement required under this Agreement or any of the Related Documents, when executed and delivered, will be similarly legal, valid, binding and enforceable in accordance with their respective terms, except, in either case, as enforcement thereof may be affected by bankruptcy, moratorium, insolvency or similar laws affecting creditors' rights generally or by the application by a court of equitable principles.

          (j)  Ownership of Collateral.  All Collateral is owned, and all
               -----------------------
Collateral acquired hereafter will be owned, legally and beneficially, by Sellers, free and clear of all security interests, liens, encumbrances, adverse claims and rights of others except for Permitted Liens and those consented to in writing by the Senior Lender and Purchaser.

          (k)  Financing Statements.  No financing statement, security agreement
               --------------------
or other Lien instrument covering all or any part of the Collateral is on file in any public office, except as may have been filed in favor of the Senior Lender or Purchaser pursuant to this Agreement and except as related to Permitted Liens. Neither TNDE nor any of the Subsidiaries do business and none have done business within the past five years under a trade name or any name other than its respective legal name set forth at the beginning of this Agreement, except as specified in Schedule 2.

          (l)  Perfected Security Interest in Collateral.  Except for (i) the
               -----------------------------------------
payment of all outstanding indebtedness of TNDE and the Subsidiaries to BOCP under the BOCP Agreement and the termination of all financing statements and the return of all Collateral, if any, in the possession of BOCP in connection therewith and (ii) the filing of financing statements (and continuation statements, where appropriate) with respect to the Collateral and the delivery to Purchaser of any Collateral as to which possession is the only method of perfecting a security interest therein, no further action is necessary in order to establish and perfect Purchaser's lien on or perfected security interest in the Collateral, which lien shall be second only to the lien of the Senior Lender and any Permitted Liens.

          (m)  Compliance with Laws.  To the best knowledge of Sellers, each of
               --------------------
the Sellers has complied with all federal, state and local laws, rules and regulations affecting the business, property or assets of TNDE or the Subsidiaries.

          (n)  Environmental Compliance.  TNDE and the Subsidiaries and all of
               ------------------------
their respective properties and facilities have, at all times and in all respects, complied with all Environmental Laws, except where the failure to comply would not have a Material Adverse Effect, assuming all such instances of non-compliance were brought to the attention of appropriate governmental authorities.

          (o)  Labor and Employee Relations Matters.
               ------------------------------------

               (i) Neither TNDE nor any of the Subsidiaries is or expects to be the subject of any union organizing activity or labor dispute, nor has there been any strike of any kind called or, to the knowledge of Sellers, threatened to be called against TNDE or the Subsidiaries and neither

                     TNDE nor any of the Subsidiaries have violated any applicable federal or state law or regulation relating to labor or labor practices.

               (ii) No present or former employee of TNDE or the Subsidiaries has advanced claims in writing against TNDE or the Subsidiaries (whether under any foreign, federal, state or common law, through a government agency, under an employment agreement, collective bargaining agreement, personal service or independent contractor agreement or otherwise) that are currently pending for (a) overtime pay, other than overtime pay for the current payroll period; (b) wages, salaries or profit sharing (excluding wages, salaries or profit sharing for the current payroll period);
                     (c) vacations, time off (including, without limitation, potential sick leave) or pay in lieu of vacation or time off, other than vacation or time off (or pay in lieu thereof) earned in respect of the current Fiscal Year; (d) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work; (e) discrimination against employees on any basis; (f) unlawful employment or termination practices; (g) unfair labor practices or alleged violations of collective bargaining agreements; (h) any violation of occupational safety and/or health standards; (i) benefits under any employee plans or compensation arrangement; and (j) breach of any employment, personal service or independent contractor agreement, except for any such claims referred to in this Paragraph
                     (a) thru (j) which, in the aggregate, do not exceed $100,000.00.

               (iii) There is not pending against TNDE or any of the
                     Subsidiaries or, to the knowledge of the Sellers threatened, any labor dispute, strike or work stoppage that does or may materially affect or materially interfere with the operations of TNDE or the Subsidiaries.

               (iv) There is not pending or, to the knowledge of Sellers, threatened any charge or complaint against TNDE or any of the Subsidiaries by or before the National Labor Relations Board, any representative thereof, or any comparable foreign or state agency or authority.

               (v) All collective bargaining agreements to which TNDE or the Subsidiaries is a party have been furnished to Purchaser.

          (p)  No Event of Default.  No event has occurred and is continuing or
               -------------------
would result from the transactions described in this Agreement which constitutes a Default or an Event of Default or which, upon a lapse of time or notice or both, would become an Event of Default.

          (q)  Litigation.  There is no litigation, tax claim, proceeding or
               ----------
dispute pending, or, to the knowledge of Sellers threatened, against or affecting TNDE or any of the Subsidiaries or their property, or any officer, key employee or principal shareholder of TNDE or any of the Subsidiaries, the adverse determination of which would impair Sellers' ability to perform their obligations hereunder or under any instrument or agreement required hereunder.

          (r)  Taxes.  All tax returns required to be filed by TNDE and the
               -----
Subsidiaries in any jurisdiction have been filed or extended and all taxes, assessments, fees and other governmental charges upon TNDE or the Subsidiaries or upon any of their properties, income or franchises have been paid prior to the time that such taxes could give rise to a lien thereon, unless protested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been established on the books of TNDE or the Subsidiaries, as applicable. Sellers have no knowledge of any proposed tax assessment against TNDE or the Subsidiaries.

          (s)  Securities Act.  Neither TNDE nor the Subsidiaries have issued
               --------------
any unregistered securities in violation of the registration requirements of the Securities Act, any applicable state securities law or of any other requirement of law, and none are violating any rule, regulation or requirement under the Securities Act or the Exchange Act. TNDE and the Subsidiaries are not required to qualify an indenture under the Trust Indenture Act of 1939, as amended, in connection with their execution and delivery of the Note.

          (t)  Indebtedness.  Immediately after the Closing Date, TNDE and the
               ------------
Subsidiaries will not have any outstanding Indebtedness other than under the Note, Related Documents, the Senior Loans, accounts payable and other indebtedness incurred in the ordinary course of business, except as set forth in
Schedule 3.

          (u)  ERISA Plan.  TNDE has no ERISA Affiliates and does not currently
               ----------
maintain, contribute to, have any requirements to contribute to or have any liability, whether absolute or contingent, with respect to any ERISA Plan.

          (v)  Reservation of Conversion Shares.  The Common Shares to be issued
               ---------------------------------
upon the conversion of the Preferred Shares and the exercise of the Warrants (the "Conversion Shares") have been duly reserved for issuance upon conversion of the Preferred Shares and/or the exercise of the Warrants and, when so issued, will be duly authorized, validly issued, fully paid and non-assessable Common Shares with no personal liability attaching to the ownership thereof, and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through TNDE. Neither the issuance and delivery of the Preferred Shares or the Conversion Shares is subject to any pre-emptive right of stockholders of TNDE or to any right of first refusal or other right in favor of any person.

          (w)  Authorized Capital Stock.  Immediately after the Closing, the
               -------------------------
authorized Capital Stock of TNDE will consist of 50,000,000 shares of Common Stock, of which 15,977,636 shares will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof and 10,000 shares of preferred stock, of which 150 shares will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof. The holders of record of Capital Stock of TNDE and holders of subscriptions, warrants, options, convertible securities and other rights (contingent or other) to purchase or otherwise acquire Capital Stock of TNDE, and the number of shares of Capital Stock, subscriptions, warrants, options, convertible securities and other such rights held by each, are as set forth in the attached Schedule 6. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized Capital Stock of TNDE are as set forth in the Certificate of Incorporation ("Certificate"), a copy of which is attached as Exhibit G, and the Certificate of Designation, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws. Except as set forth in the attached Schedule 6, (i) no person owns of record or is known to TNDE to own beneficially any share of Capital Stock of TNDE, (ii) no subscription, warrant, option, convertible security, or other right (contingent or other) to purchase or otherwise acquire Capital Stock of TNDE is authorized or outstanding and (iii) there is no commitment by TNDE to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its Capital Stock any evidence of indebtedness or asset. Except as provided for in the Certificate, the Certificate of Designation, or as set forth in the attached Schedule 7, TNDE has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Other than pursuant to this Agreement and the Related Documents, there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any of the Capital Stock of TNDE. All of the outstanding securities of TNDE were issued in compliance with all applicable Federal and state securities laws.

          (x)  SEC Reports.  Since January 1, 1994, TNDE has filed all forms,
               -----------
reports, statements, and other documents required to be filed with the SEC, including without limitation (i) all Annual Reports on Form 10-K, (ii) all Quarterly Reports on Form 10-Q, (iii) all proxy statements relating to meetings of shareholders (whether annual or special), (iv) all Current Reports on Form 8-K, and (v) all other reports, schedules, registration statements, or other documents required to be filed with the SEC (collectively, the "TNDE SEC Reports"), except where the failure to file any such forms, reports, statements, or other documents is not likely to have, individually or in the aggregate, a Material Adverse Effect. The TNDE SEC Reports (a) were prepared in all material respects in accordance with the requirements of the Securities Act or Exchange Act, as the case may be, and (b) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (y)  Financial Statements; No Undisclosed Liabilities.  The audited
               -------------------------------------------------
consolidated financial statements and unaudited consolidated interim financial statements (including the related notes and schedules) of TNDE included or incorporated by reference in the TNDE SEC Reports (the "Company Financial Statements") were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and fairly present the consolidated results of operations and cash flows for the periods then ended, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, none of which is likely to have, individually or in the aggregate, a Material Adverse Effect other than liabilities disclosed in the Schedules hereto or in the TNDE SEC Reports or for which TNDE has made adequate reserves as reflected in TNDE's Financial Statements.

          (z)  Securities Act.  Neither Sellers, nor anyone acting on their
               --------------
behalf has offered any of the Note, the Preferred Shares or the Warrants or similar securities, or solicited any offers to purchase, or made any attempt by preliminary conversation or negotiations to dispose of, the Note, the Preferred Shares or the Warrants or similar securities, to any person other than Purchaser. Neither Sellers nor anyone acting on their behalf has offered or will offer to sell the Note, the Preferred Shares or the Warrants or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating hereto with, any Person, so as to bring the offer, sale or issuance of the Note, the Preferred Shares or the Warrants to Purchaser within the registration provisions of the Securities Act of 1933, as amended (the "Securities Act").

          (aa) Registration Rights.  Except as granted to Purchaser in
               -------------------
connection with the transactions contemplated by this Agreement, no Person has any right to cause TNDE to file any registration statement under the Securities Act relating to any securities of TNDE or any right to have any securities of TNDE in any such registration statement.

   SECTION 7.  REPRESENTATIONS AND WARRANTIES OF PURCHASER.

     The representations and warranties of Purchaser set forth in this Section 7 shall survive the purchase and sale of the Note, Preferred Shares and Warrants, and any investigation made by Sellers shall not diminish the right of Sellers to rely upon such representations and warranties; provided that, such representations and warranties are made only with respect to items and events which may have a Material Adverse Effect on the rights of Sellers hereunder. Purchaser represents and warrants to Sellers as follows:

          (a)  Organization.  Purchaser is a corporation duly incorporated and
               ------------
validly existing under the laws of the state of its formation. The execution, delivery and performance of this Agreement, each of the Related Documents and any instrument or agreement required by this Agreement or any of the Related Documents are within Purchaser's powers, have been duly authorized and are not in conflict with the terms of the charter, bylaws or other organizational documents of Purchaser.

          (b)  No Conflicts.  The execution, delivery and performance of this
               ------------
Agreement, the Related Documents and any other instrument or agreement required by this Agreement or any of the Related Documents are not in conflict with any law or any material indenture, agreement or undertaking to which Purchaser is a party or by which Purchaser is bound or affected.

          (c)  Enforceability.  This Agreement is a legal, valid and binding
               --------------
agreement of Purchaser, enforceable against Purchaser in accordance with its terms, and each Related Document, and any instrument or agreement required under this Agreement or any of the Related Documents, when executed and delivered, will be similarly legal, valid, binding and enforceable in accordance with their respective terms, except, in either case, as enforcement thereof may be affected by bankruptcy, moratorium, insolvency or similar laws affecting creditors' rights generally or by the application by a court of equitable principles.

          (d)  Authorization and Consents.  No approval, consent, compliance,
               --------------------------
exemption, authorization or other action by, or notice to, or filing with, any governmental authority or any other Person pursuant to applicable law, and no lapse of the waiting period under the applicable law, is necessary or required in connection with the execution, delivery and performance by Purchaser or enforcement against Purchaser of this Agreement or the Related Documents or the transactions contemplated hereby and thereby.

          (e)  Experience.  Purchaser is an accredited investor within the
               ----------
meaning of Rule 501(a) of Regulation D promulgated under the Securities Act and has substantial experience in evaluating and investing in securities of companies similar to TNDE and the Subsidiaries and has made investments in securities other than those of TNDE and the Subsidiaries. Purchaser acknowledges that by reason of its business or financial experience and financial condition, it has the ability to analyze and bear the entire risk of its investment pursuant to this Agreement.

          (f)  Investment Intent.  Purchaser is acquiring the Note, Preferred
               -----------------
Shares and the Warrants for investment for its own account, not as a nominee or agent of any other Person and not with a view to, or for resale in connection with, any distribution thereof. Purchaser understands that the issuance and sale of such securities purchased by it hereunder (and the issuance to Purchaser of Warrant Shares upon the conversion of the Warrants and the issuance of shares of Common Stock upon the conversion of Purchaser's Preferred Shares) have not been and will not be subject to a registration statement filed under the Securities Act or any applicable state securities law by reason of a specific exemption from the registration provisions of the Securities Act and such state securities laws which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser's representation as expressed herein.

          (g)  Rule 144.  Purchaser acknowledges that the securities acquired
               --------
and which could be acquired hereunder are restricted securities within the meaning of Rule 144 promulgated under the Securities Act and may not be sold unless subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act which permits the limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions including, without limitation, the existence of a public market for the securities, the availability of certain current public information about TNDE and the Subsidiaries, the resale occurring not less than one year after a party has purchased and paid for any security to be sold, the sale being effected through a "broker's transaction" or a transaction directly with a "market maker" as provided by Rule 144(f) and the number of securities being sold during any three-month period not exceeding specified limitations.

          (h)  Knowledge of Purchaser.  Purchaser is aware of and has
               ----------------------
investigated the business, management and financial condition of TNDE and the Subsidiaries, has had the opportunity to inspect their respective facilities and has had access to such other information about TNDE and the Subsidiaries as Purchaser has deemed necessary and desirable to reach an informed and knowledgeable decision to acquire the securities to be purchased by it hereunder. The purchase of such securities is not a result of an advertisement or an offering in connection with the sale of such securities.

     SECTION 8. FINANCIAL REPORTING.

     The obligations and covenants of Sellers set forth in this Section 8 shall terminate upon the later of (i) the date on which Purchaser is no longer the holder of the Note and (ii) the date upon which the Purchaser is no longer the holder of at least 50% of the Preferred Shares issued pursuant to this Agreement.

          8.1  FINANCIAL REPORTS.

          Sellers shall deliver, or shall cause to be delivered, to Purchaser the following financial reports within the applicable time periods.

               (a)  Annual Financial Statements. The Annual Financial Statements
                    ---------------------------
shall be delivered within 90 days (or 120 days if the filing deadline is extended by the SEC) after the end of each Fiscal Year and shall be accompanied by the applicable Audit Report, Accountant's Statement, CFO Certificate and Compliance Certificate.

               (b)  Quarterly Financial Statements. The Quarterly Financial
                    ------------------------------
Statements shall be delivered within 45 days (or 60 days if the filing deadline is extended by the SEC) after the end of each Quarter (other than the fourth Quarter) of each Fiscal Year and shall be accompanied by the applicable CFO Certificate and Compliance Certificate.

               (c)  Monthly Financial Statements. The Monthly Financial
                    ----------------------------
Statements shall be delivered promptly upon their dissemination to management of TNDE.

               (d)  Projected Financial Statements. The projected Financial
                    ------------------------------
Statements with respect to each succeeding Fiscal Year shall be delivered within 60 days after the end of the preceding Fiscal Year.

               (e)  Securities Reports. Any reports required by the Securities
                    ------------------
and Exchange Commission shall be delivered promptly upon their delivery to shareholders, securities holders or the SEC.

          (f)  Lender Reports and Management Letters.  Any Lender Reports and
               -------------------------------------
Management Letters shall be delivered promptly upon their delivery to any lender or note holder.

          (g)  Notice of Default.  As soon as possible and in any event within
               -----------------
five (5) days after the occurrence of each Event of Default or each event which, with the giving of notice or lapse of time or both, would constitute an Event of Default, the statement of the chief financial officer of TNDE setting forth details of such Event of Default or event and the action which TNDE proposes to take with respect thereto.

     8.2  OTHER INFORMATION.

          Promptly upon reasonable written request therefor, Sellers shall furnish (or cause to be furnished) to Purchaser other financial information with respect to TNDE and the Subsidiaries available in the books, records and files of TNDE and the Subsidiaries; provided, however, that if such information cannot be furnished without undue expense, Sellers may require Purchaser to reimburse it for all reasonable out-of-pocket expenses incurred in connection with furnishing such information.

     8.3 PREPARATION OF ANNUAL AND QUARTERLY FINANCIAL STATEMENTS IN ACCORDANCE WITH GAAP.

          TNDE and the Subsidiaries shall maintain adequate books, accounts and records and shall prepare all Annual Financial Statements, Quarterly Financial Statements and Monthly Financial Statements required to be delivered to Purchaser pursuant to this Section in accordance with GAAP applied in a manner consistent with the practices, policies and procedures applied in connection with the preparation of the Financial Statements of TNDE initially delivered to Purchaser, except for any changes in such practices, policies and procedures permitted or approved in the manner provided for in this Section.

     8.4  CHANGES IN GAAP AND IN PRACTICES, POLICIES AND PROCEDURES.

          (a)  Notice of Proposed Change.  In the event that TNDE or the
               -------------------------
Subsidiaries proposes to make any material change in any of the practices, policies or procedures applied in connection with the preparation of its Annual Financial Statements or Quarterly Financial Statements, Sellers shall:

               (i) notify Purchaser in writing of such proposed change at least 45 days prior to the required delivery date of the first Annual Financial Statements or Quarterly Financial Statements that will be effected by such proposed change;

               (ii) state in reasonable detail in such notice the reason for such change, including, if applicable, a description of any change in GAAP that occasions such change;

               (iii) submit with such notice a written statement by the Chief
                     Financial Officer of TNDE and the Accountants describing the anticipated effect, if any, of the proposed change to the computation of the Financial Tests, or stating that in their opinion such proposed change will have no material effect on the computation of such Financial Tests; and

               (iv) in the event such proposed change will have a material effect on the computation of such Financial Tests, submit with each Compliance Certificate a written reconciliation in reasonable detail demonstrating the computation of the Financial Tests as if such change had not been made.

          (b)  Consent to Change.  Unless such change in practices, policies or
               -----------------
procedures is required by a change in GAAP, TNDE or the Subsidiaries shall not adopt any such proposed change without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser.

          (c)  Effect of Change on Financial Tests.  In the event that any such
               -----------------------------------
change in policies, practices or procedures would materially affect the computation of any Financial Test, and unless this Agreement is amended to make appropriate modifications to such Financial Test, compliance with all such Financial Tests shall be determined on a pro forma basis without giving effect to any such change.

     8.5  NOTICE OF CERTAIN EVENTS.

     Sellers shall give prompt written notice to Purchaser of the occurrence of any of the following events:

          (a)  a Default;

          (b) the occurrence of any event which, with notice, lapse of time or both, would constitute an event of default under any Senior Indebtedness;

          (c) all litigation affecting TNDE or any of the Subsidiaries where the amount or equivalent value claimed is equal to $250,000.00 or more;

               (d) any substantial dispute which may exist between TNDE or any of the Subsidiaries and any governmental regulatory body or law enforcement authority;

               (e) the loss or destruction of any asset of TNDE or the Subsidiaries which loss or destruction would result in a Material Adverse Effect; and

               (f) any other matter which has resulted or is likely to result in a Material Adverse Effect.

          8.6  INSPECTIONS.

               (a)  Books, Records, Audits and Inspections. TNDE and the
                    --------------------------------------
Subsidiaries shall (i) maintain adequate books, accounts and records and prepare all Financial Statements required hereunder in accordance with GAAP consistently applied, and in compliance with the regulations of any governmental regulatory body having jurisdiction over TNDE or the Subsidiaries or TNDE's or the Subsidiaries' business and (ii) permit employees or agents of Purchaser at any reasonable time upon reasonable notice to inspect TNDE's and the Subsidiaries' properties and to examine or audit TNDE's and the Subsidiaries' books, accounts and records and make copies and memoranda thereof. In the event any properties, books, accounts or records are in the possession of or under the control of a third party, TNDE shall direct and hereby authorizes such third party to permit access to Purchaser's employees or agents for the purpose of performing the inspections, appraisals, examinations or audits permitted under this Section, and to respond to any reasonable requests from Purchaser for information concerning the amount, status or condition of any assets in a third party's possession or control.

     SECTION 9.  AFFIRMATIVE COVENANTS.

     Until payment in full of the Note, TNDE shall and shall cause each of the Subsidiaries to, unless Purchaser waives compliance therewith in writing:

          (a)  Insurance.  Insure and maintain insurance upon all of its assets
               ---------
and properties with responsible and reputable insurers of such character and in such amounts as are usually maintained by companies engaged in like businesses in the same general area in which TNDE or the Subsidiaries operate.

          (b)  Payment of Taxes and Claims.  Pay (i) all taxes, assessments and
               ---------------------------
other governmental charges imposed upon any of its properties or assets or in respect of any of its franchises, business, income or profits before any penalty or interest accrues thereon, (ii) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or might become due and payable or become a lien or charge upon any of their properties or assets, and (iii) all lease obligations, all trade debt, and all other indebtedness incident to the operations of TNDE or the Subsidiaries, provided that (unless any material item of property would be lost, forfeited or materially damaged as a result thereof) no such charge, tax, assessment or claim need be paid if the amount, applicability or validity thereof is currently being contested in good faith and if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor.

          (c)  Compliance with Laws.  Comply in all material respects with all
               --------------------
applicable statutes, laws, ordinances and governmental rules, regulations and orders including, but not limited to, all Environmental Laws, to which it is subject or which are applicable to its business, properties or assets if noncompliance therewith could have a Material Adverse Effect.

          (d)  Preservation of Existence.  Except as expressly permitted in
               -------------------------
Section 10(f), (g) or (h), preserve and maintain its corporate existence, as the case may be, and its rights, franchises and privileges in the jurisdiction of its incorporation and qualify and remain qualified as a foreign corporation in each jurisdiction in which the failure to do so would have a Material Adverse Effect. TNDE and the Subsidiaries shall preserve and maintain all licenses and other rights to use patents, processes, licenses, trademarks, trade names, inventions, intellectual property rights or copyrights owned or used by and necessary to the conduct of its business.

          (e)  Maintenance of Tangible Assets.  Maintain its tangible assets and
               ------------------------------
properties in good condition and repair in accordance with the requirements of its business and not permit any action or omission which might materially impair the value thereof, normal wear and tear excepted.

          (f)  Performance of Contracts.  Perform and comply with, in accordance
               ------------------------
with its terms, all material provisions of each and every contract, agreement or instrument now or hereafter binding upon it, except to the extent it may contest the provisions thereof in good faith and by proper proceedings.

          (g)  Punctual Payment.  Sellers shall pay the dividends on the
               ----------------
Preferred Stock and the principal of and interest on the Note at the times and place and in the manner provided in the Note and herein.

          (h)  Access to Information. At any reasonable time and from time to
               ---------------------
time, TNDE and the Subsidiaries shall permit Purchaser or any representatives thereof to examine and make copies of and extracts from the records and books of account of, and visit and inspect the properties of, TNDE and the Subsidiaries, and to discuss the affairs, finances and accounts of TNDE and the Subsidiaries with any of their officers or directors and independent accountants.

          (i)  Compliance.  TNDE shall comply, and cause each Subsidiary to
               ----------
comply, with all applicable laws of the United States and of each other applicable jurisdiction relating to employee safety and workplace practices under OSHA, Environmental Laws and equal employment opportunity, and any rules, regulations, administrative orders and Executive Orders relating thereto and the applicable terms, of any government contract relating thereto; and keep, maintain or file all necessary permits, filings, reports, plans and forms required to be kept, maintained or filed, pursuant to any such applicable law or the terms of any such government contract if the failure to comply would have a Material Adverse Effect; provided, however, TNDE shall not be considered to have failed to comply with the foregoing during any period that any matter relating to TNDE or the Subsidiaries' practices is being contested by TNDE or the Subsidiaries in appropriate proceedings in good faith, or thereafter if TNDE and the Subsidiaries comply with any final determination issued in such proceedings .

          (j)  Termination and Post-Closing Agreement.  Deliver to Purchaser,
               --------------------------------------
within five (5) days of TNDE's receipt thereof, notice and a copy of any proposed modification, amendment, waiver, consent or other change of the rights of any party under, as well as a copy of any modification, amendment, waiver, consent or other change of the rights of any party granted under (i) the Termination Agreement dated December 23, 1997, by and among TNDE, ProEco, NDE, Canada and BOCP (the "Termination Agreement"), or (ii) the Post-Closing Agreement dated December 23, 1997, by and between TNDE and BOCP (the "Post-Closing Agreement").

     SECTION 10.  NEGATIVE COVENANTS.

     Until payment in full of the Note, TNDE shall not and shall not permit any of the Subsidiaries to, unless the prior written consent of Purchaser is obtained:

          (a)  Other Indebtedness.  Create or incur, contract, assume, have
               ------------------
outstanding, guarantee or otherwise be or become directly or indirectly liable in respect of any Indebtedness; provided however, that this Section shall not be deemed to prohibit:

               (i)    The Senior Indebtedness;

               (ii) Up to $750,000.00 of Indebtedness (exclusive of Indebtedness referred to in this Section 10(a)(i), (iii),
                      (iv), (v), (vi) and (vii) hereof);

               (iii) Capitalized lease financing or purchase money for equipment which is secured by the equipment so leased or purchased;

               (iv)   Indebtedness of any Subsidiary to TNDE or another
                      Subsidiary;

               (v)    Existing indebtedness identified in Schedule 3;

               (vi) Indebtedness incurred with respect to BOCP pursuant to the BOCP Agreement which is extinguished at Closing;

               (vii) Operating leases entered into by TNDE or the Subsidiaries (to the extent that such leases would otherwise be included in the definition of "Indebtedness").

          (b)  Prepayments.  Pay any Indebtedness prior to its scheduled
               -----------
maturity or scheduled payment date other than the Note or the Senior Loans or indebtedness incurred under the BOCP Agreement which will be extinguished at Closing.

          (c)  Liens.  Grant, create, incur, assume, permit or suffer to exist
               -----
any Lien, upon any of its properties or assets, whether now owned or hereafter acquired; provided however, that this section shall not be deemed to prohibit:

               (i) other Liens incidental to the conduct of its business or the ownership of its property and assets which do not secure Indebtedness and which do not in the aggregate materially detract from the value of its property or assets or materially impair the use thereof in the operation of its business;

               (ii) Liens on property or assets of a Subsidiary to secure obligations of such Subsidiary to TNDE or another Subsidiary; and

               (iii)  Permitted Liens.

          (d)  Leases.  Enter into or permit to remain in effect any operating
               ------
lease as lessee, other than operating leases entered into in the ordinary course of TNDE or the Subsidiaries' business; provided that this section shall not be deemed to prohibit leases described on Schedule 4 hereof.

          (e)  Loans, Advances and Investments.  Make or have outstanding any
               -------------------------------
loan, advance or capital contribution to, or investment in (including any investment in any Person), or purchase or otherwise acquire any of the Capital Stock, securities or evidences of indebtedness of any Person (collectively "Investment"), or otherwise acquire any interest in, or control of, another Person, except for the following:

               (i)    Cash Equivalents;

               (ii) Any acquisition of securities or evidences of indebtedness of others when acquired by TNDE or the Subsidiaries in settlement of accounts receivable or other debts arising in the ordinary course of its business, so long as the aggregate amount of any such securities or evidences of indebtedness is not material to the business or condition (financial or otherwise) of TNDE and the Subsidiaries;

               (iii) Travel and other advances to officers and employees of TNDE or a Subsidiary in the ordinary course of business;

               (iv) Other loans, advances and investments, provided that the aggregate principal and interest amount thereof which is outstanding at no time exceeds $250,000.00; and

               (v) TNDE or Construction may operate a general contracting service to provide outsourcing and project management related to construction projects for customers of TNDE or the Subsidiaries; provided that, the equity investment in, or loans to Construction may not exceed $250,000.00.

          (f)  No Acquisition or Merger.  Acquire by purchase or otherwise all
               ------------------------
or substantially all of the assets or Capital Stock of any Person or merge or consolidate with or into any Person, except that:

               (i) Any Subsidiary may merge or consolidate with or into TNDE, provided that TNDE is the continuing or surviving corporation;

               (ii) Any Subsidiary may merge or consolidate with or into another Subsidiary; and

               (iii) Subject to the provisions of (S)3 of the Warrant Certificate, TNDE may merge with any other solvent corporation, provided that (a) TNDE shall be the continuing or surviving corporation and (b) no Event of Default then exists or would exist immediately after giving effect to such merger.

          (g)  Sale of Stock or Indebtedness of Subsidiaries. Sell or otherwise
               ---------------------------------------------
dispose of, or part with control of, any shares of Capital Stock or Indebtedness of any Subsidiary, except to TNDE or another Subsidiary, and except that all shares of Capital Stock and Indebtedness of any Subsidiary at the time owned by or owed to TNDE and all Subsidiaries may be sold as an entirety for a cash consideration which represents the fair value (as determined in good faith by the Board of Directors of TNDE) at the time of sale of the shares of Capital Stock and Indebtedness sold; provided that (A) such sale or other disposition, if treated as a transfer of assets of such Subsidiary, would be permitted by
Section 10(j) and (B) at the time of such sale, such Subsidiary shall not own, directly or indirectly, any shares of Capital Stock or Indebtedness of any other Subsidiary (unless all of the shares of stock and Indebtedness of such other Subsidiary owned directly or indirectly, by TNDE and all Subsidiaries are simultaneously being sold as permitted by this Section 10(g)).

          (h)  Sales and Lease Backs.  Dispose of any of its assets except for
               ---------------------
full, fair and reasonable consideration, or enter into any sale and leaseback agreement covering any of its fixed or capital assets.

          (i)  Restrictions on Dividends. Directly or indirectly declare or make
               -------------------------
or incur any liability to make any Dividend other than Dividends with respect to securities owned by Purchaser.

          (j)  Transfers, Liquidations and Dispositions of Substantial Assets.
               --------------------------------------------------------------
Dissolve or liquidate or sell, transfer, lease or otherwise dispose of any material portion of its property or assets or business, other than in the ordinary course of business, except that:

               (i) any Subsidiary may Transfer assets to TNDE or another Subsidiary;

               (ii) TNDE or any Subsidiary may sell inventory in the ordinary course of business; and

               (iii) TNDE or any Subsidiary may otherwise Transfer assets, provided that the aggregate assets Transferred by TNDE and the Subsidiaries combined shall not exceed $250,000.00 in any twelve-Month period.

          (k)  Restricted Payments.  Make, pay or declare, or commit to make,
               -------------------
pay or declare, any Restricted Payment, other than payments made with respect to dividends or securities owned by Purchaser, without the prior written consent of Purchaser except that so long as no Event of Default shall have occurred and be continuing, or would result therefrom, TNDE may repurchase Common Shares from employees of TNDE or the Subsidiaries upon termination of employment pursuant to arrangements approved by the Board of Directors.

          (l)  Business Activities.  Engage in any business activities or
               -------------------
operations substantially different from or unrelated to its present business; provided that TNDE or the Subsidiaries may engage in the operation of a construction business pursuant to Paragraph 10(e)(v) hereof.

          (m)  Transactions with Affiliates.  Enter into any transaction,
               ----------------------------
including without limitation, the purchase, sale or exchange of property or the rendering of any services, with any Affiliate or any partner, officer or director thereof, enter into, assume or suffer to exist any employment or consulting contract with any Affiliate or any partner, officer or director thereof or any former or current officer or director of TNDE, except any transaction or contract which is in the ordinary course of TNDE's or the Subsidiaries' business or which is permitted pursuant to Paragraph 10(e)(v) hereof, and which is upon fair and reasonable terms no less favorable to TNDE or the Subsidiaries than they would obtain in a comparable arms-length transaction with a person not an Affiliate.

          (n)  ERISA Plans.  Adopt or agree to maintain or contribute to any
               -----------
ERISA Plan without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. TNDE shall promptly notify Purchaser in writing in the event an ERISA Affiliate adopts an ERISA Plan.

          (o)  Change in Principal Office.  Move its principal office, executive
               --------------------------
office or principal place of business without prior written notice to Purchaser.

          (p)  Termination Agreement and Post-Closing Agreement.  Without the
               ------------------------------------------------
prior written consent of Purchaser, modify, amend, grant any consent or waiver or otherwise agree to change any party's rights under the Termination Agreement or the Post-Closing Agreement, which would or may adversely affect the rights or interests of Purchaser.

     SECTION 11.  FINANCIAL TESTS.

     Until payment in full of the Note, TNDE and the Subsidiaries shall, unless Purchaser waives compliance therewith in writing, meet the following Financial Tests.

          (a)  Total Liabilities to Net Worth Ratio.  TNDE and the Subsidiaries
               ------------------------------------
shall maintain, at all times, a ratio of Total Liabilities less Subordinated Debt (including any preferred stock, warrants or other subordinated debt) to Net Worth plus Subordinated Debt (including any preferred stock, warrants or other subordinated debt) of not greater than the ratio set forth opposite the applicable period below:


          Period Ending                                 Ratio
          -------------                                 -----
          Closing Date through December 31, 1997        2.50:1.0
          Thereafter through June 30, 1998              2:25:1.0
          Thereafter through December 31, 1998          2.00:1.0
          Thereafter through December 31, 1999          1.75:1.0
          Thereafter through December 31, 2000          1.75:1.0
          Thereafter through December 31, 2001          1.75:1.0
          Thereafter through the Maturity Date          1.75:1.0

          (b)  Net Worth.  TNDE and the Subsidiaries shall maintain a total Net
               ---------
Worth of not less than the Net Worth of TNDE and the Subsidiaries as of December 31, 1997 less $1 Million, calculated cumulatively as of the end of each year beginning with the year ending December 31, 1998. In addition, TNDE and the Subsidiaries shall maintain, as of the end of each Fiscal Quarter other than the Fiscal Quarter ending on December 31 of any fiscal year, a total Net Worth of not less than the Net Worth of TNDE and the Subsidiaries as of December 31, 1997 less $1.8 Million.

          (c)  Debt Service Coverage Ratio.  TNDE and the Subsidiaries shall
               ---------------------------
maintain a Debt Service Coverage Ratio of 0.30 to 1.0 for the three (3) months ending March 31, 1998; 0.60 to 1.0 for the six (6) months ending June 30, 1998;
1.10 to 1.0 for the nine (9) months ending September 30, 1998; 1.35 to 1.0 for the twelve (12) months ending December 31, 1998; and 1.50 to 1.0 thereafter, calculated on a rolling four quarter basis.

     SECTION 12.  EVENTS OF DEFAULT.

     The Events of Default are as stated in the Note a form of which is attached as Exhibit A.

     SECTION 13.  MISCELLANEOUS.

          (a)  No Implied Rights or Waivers.  No notice to or demand on Sellers
               ----------------------------
shall entitle Sellers to any other or further notice or demand in the same, similar or other circumstances except as required by this Agreement. Neither any failure nor any delay on the part of Purchaser in exercising any right, power or privilege hereunder or under the Note, the Preferred Shares or the Warrant Certificate shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of the same or the exercise of any other right, power or privilege.

          (b)  Modifications, Amendments or Waivers.  TNDE and Purchaser may
               ------------------------------------
from time to time enter into written agreements amending or changing any provision of this Agreement or the rights hereunder or give waivers or consents to a departure from the due performance of their obligations hereunder, with such waivers or consents not to be unreasonably withheld, provided that no departure from Sellers' due performance of its obligations hereunder shall be effective unless agreed to in writing by Purchaser; provided further that, the terms of this Agreement may not be modified or changed except by a writing executed by both TNDE and the Purchaser.

          (c)  Accounting Terms.  All accounting terms not specifically defined
               ----------------
herein shall be construed in accordance with GAAP.

          (d)  Governing Law.  This Agreement shall be governed by and construed
               -------------
in accordance with the laws of the State of Delaware.

          (e)  Severability.  If any provision of this Agreement is held to be
               ------------
invalid, void or unenforceable, the remaining provisions of this Agreement shall nevertheless continue in full force and effect.

          (f)  Third Party Beneficiaries.  The obligations of each Party under
               -------------------------
this Agreement shall inure solely to the benefit of the other Parties, and no other person or entity shall be a third party beneficiary of this Agreement.

          (g)  Rules of Construction.  Unless otherwise specified, the following
               ---------------------
rules shall be applied in construing the provisions of this Agreement and the Related Documents:

               (i) Terms that imply gender shall be construed to apply to all genders.

               (ii) References to Paragraphs, Sections, Schedules and Exhibits refer to the numbered Paragraphs of, Sections of, the Schedules of and the

                       Exhibits attached to this Agreement or any Related Documents (as applicable).

               (iii) Headings to the various Sections of this Agreement or any Related Documents (as applicable) are included solely for purposes of reference and shall be ignored in construing the provisions of this Agreement or any Related Documents (as applicable).

               (iv) The Exhibits and Schedules attached to this Agreement and the attached Related Documents are incorporated herein by reference.

               (v) "Herein", "hereto", "hereof" and words of similar import refer to this Agreement.

               (vi) The word "and" connotes "each and every", and the word "or" connotes "any one or more".

               (vii) The word "including" connotes "including without limitation".

               (viii) Any reference to any law or regulation refers to that law or regulation as amended from time-to-time after the date of this Agreement or any Related Documents (as applicable) and to the corresponding provision of any successor law or regulation.

               (ix) Any reference to any agreement or other document in this Agreement or any Related Documents (as applicable) refers to that agreement or other document as amended from time-to-time after the date of this Agreement or any Related Documents (as applicable).

               (x) The recitals included in this Agreement or any Related Documents (as applicable) are the mutual representations of the Parties and are a part of this Agreement or any Related Documents (as applicable).

          (h)  Notices.  Any notice or other communication required or permitted
               -------
to be made or given under this Agreement shall be in writing and shall be deemed to have been given to the Party to whom it is addressed: (i) on the date indicated on the certified mail return receipt if sent by certified mail return receipt requested; (ii) on the business day actually received if hand delivered or if transmitted by telefax or if delivered or transmitted on a day that is not a business day, then the next business day; or (iii) one business day after such notice was delivered to an overnight delivery service, addressed, delivered or transmitted in each case as follows:

          PURCHASER:

          DH Holdings Corp.
          1250 24th Street, N.W.
          Suite 800
          Washington, D.C. 20037
          ATTENTION: Vice President
          Telephone: (202) 828-0850
          Telefax:   (202) 828-0860

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Veeder-Root Company
          125 Powder Forest Drive
          Simsbury, Connecticut 06070
          ATTENTION: Steven H. Sigmon, President
          Telephone: (860) 651-2735
          Telefax:   (860) 651-2727

          IF TO ANY SELLER, A SINGLE NOTICE TO:

          Tanknology-NDE International, Inc.
          8900 Shoal Creek Blvd.
          Building 200
          Austin, Texas 78758
          ATTENTION: President
          Telephone: (512) 451-6334
          Telefax:   (512) 459-1459

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Tanknology-NDE International, Inc.
          712 Main Street, Suite 1700
          Houston, Texas 77002
          ATTENTION: Jay Allen Chaffee
          Telephone: (713) 223-5730
          Telefax:   (713) 223-5379

     A Party's address for notice may be changed from time-to-time only by written notice given to each of the other Parties in accordance with this Section.

          (i)  Assignment.  Except as otherwise provided in this Agreement and
               ----------
the Related Documents, neither this Agreement nor any of the rights or duties hereunder may be assigned by any

Party without the prior written consent of each of the other Parties, and any assignment attempted without such prior consent shall be null and void; provided that the rights and obligations of DH Holdings Corp. under this Agreement and the Related Documents may be transferred or assigned to Danaher Corporation or to any Affiliate of Danaher Corporation.

          (j)  Further Acts and Documents.  Each of the parties hereby agrees to
               --------------------------
execute and deliver such further instruments and to do such further acts and things as may be necessary or desirable to carry out the purposes of this Agreement.

          (k)  Counterparts.  This Agreement may be executed in multiple
               ------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

          (l)  Payments.  All payments by Seller to Purchaser hereunder or under
               --------
the Note should be made to an account in Delaware designated by the Purchaser.

     The Parties have caused this Agreement to be executed and delivered effective as of the date first written above.

                              SELLERS:

                              TANKNOLOGY-NDE INTERNATIONAL, INC.


                              By: /s/ Jay Allen Chaffee
                                  ------------------------------

                              Its: Chairman
                                   -----------------------------

                              PROECO, INC.


                              By: /s/ Jay Allen Chaffee
                                  ------------------------------

                              Its: Chairman
                                   -----------------------------

                              TANKNOLOGY/NDE CORPORATION


                              By:  /s/ Jay Allen Chaffee
                                   -----------------------------

                              Its: Chairman
                                   -----------------------------


                              2368692 CANADA, INC.


                              By:  /s/ Jay Allen Chaffee
                                   -----------------------------

                              Its: President
                                   -----------------------------



                              TANKNOLOGY-NDE CONSTRUCTION
                              SERVICES, INC.


                              By:  /s/ Jay Allen Chaffee
                                   -----------------------------

                              Its: Chairman
                                   -----------------------------


                              PURCHASER:

                              DH HOLDINGS CORP.


                              By:  /s/ Daniel L. Comas
                                   -----------------------------
                              Its: Vice President

                     Exhibit A - Senior Subordinated Note

              ----------------------------------------------------

                            SENIOR SUBORDINATED NOTE

              ----------------------------------------------------

                               TABLE OF CONTENTS
                                                                         Page
                                                                         ----
1.   Definitions, Rules of Construction and Notice........................2
     1.1      "Accelerated................................................2
     1.2      "Affiliate..................................................2
     1.3      "Affirmative Covenants......................................2
     1.4      "Applicable Law.............................................2
     1.5      "Business Day...............................................2
     1.6      "Collateral.................................................2
     1.7      "Company....................................................2
     1.8      "Financial Tests............................................2
     1.9      "Indebtedness...............................................2
     1.10     "Insolvency Proceeding......................................3
     1.11     "Insolvency Law.............................................3
     1.12     "Insolvency Relief..........................................3
     1.13     "Insolvency Order...........................................3
     1.14     "Intercreditor Agreement....................................3
     1.15     "Interest...................................................3
     1.16     "Lien.......................................................3
     1.17     "Litigation"................................................3
     1.18     "Negative Covenants.........................................3
     1.19     "Notice.....................................................4
     1.20     "Quarter....................................................4
     1.21     "Related Documents..........................................4
     1.22     "Reporting Covenants........................................4
     1.23     "Representation(s) and Warranty(ies)........................4
     1.24     "Security Documents.........................................4
     1.25     "Senior Indebtedness........................................4
     1.26     "Senior Loans...............................................4
     1.27     "Senior Loan Agreement......................................4
     1.28     "UCC........................................................4

2.   Maturity and Pay Off.................................................5

3.   Interest.............................................................5

4.   Principal Amount.....................................................6

5.   Prepayments..........................................................6

6.   Late Payments........................................................6

7.   Payments and Wiring Instructions.....................................6

8.   Events of Default....................................................7
     (a)      Enumeration of Defaults.....................................7
     (b)      Payment Default.............................................7
     (c)      Affirmative Covenant Default................................7
     (d)      Reporting Covenant Default..................................7
     (e)      Negative Covenant Default...................................7
     (f)      Warranty Default............................................7
     (g)      Financial Test Default......................................7
     (h)      Cross Default...............................................8
     (i)      Subordination Default.......................................8
     (j)      Security Default............................................8
     (k)      Voluntary Insolvency Default................................8
     (l)      Insolvency Order............................................8
     (m)      Fraudulent Conveyance Default...............................9

9.   Remedies and Acceleration............................................9
     (a)      Remedies....................................................9
     (b)      Acceleration of Payment.....................................9
     (c)      Waiver of Default...........................................9

10.  Waivers by Maker....................................................10

11.  Security for Payment................................................10

12.  Intercreditor Agreement.............................................10

13.  Collection for Costs................................................10

14.  Amendment...........................................................10

15.  Governing Law.......................................................11

16.  Waiver of Jury Trial................................................11

17.  Consent to Jurisdiction, Venue and Service of Process...............11

18.  Non Negotiability; Non Assignability; Non-Transferability...........11

                           SENIOR SUBORDINATED NOTE

Date                          December 23, 1997

Maker Tanknology-NDE International, Inc., a Delaware corporation, ProEco, Inc., a Delaware corporation, Tanknology/NDE Corporation, a Delaware corporation, 2368692 Canada, Inc., a Canadian Federal corporation and Tanknology-NDE Construction Services, Inc., a Delaware corporation.

Payee                         DH Holdings Corp., a Delaware corporation.

Principal Amount              $6,500,000

Stated Interest Rate          10% per annum

Default Interest Rate         14% per annum

Payment Date                  Payments to be made in 12 quarterly installments
                              commencing on March 31, 2000 with the final installment due on December 31, 2002.

Maturity Date                 December 31, 2002


         This is the Senior Subordinated Note due December 31, 2002 (the "Note") provided for in that certain Note, Preferred Stock and Warrant Purchase Agreement, dated as of December 23, 1997, as amended, restated, supplemented or otherwise modified from time to time (the "Purchase Agreement") by and among DH Holdings Corp., a Delaware corporation ("DH"), as Purchaser, and Tanknology-NDE International, Inc. ("TNDE"), a Delaware corporation, ProEco, Inc. ("ProEco"), a Delaware corporation, Tanknology/NDE Corporation ("NDE"), a Delaware corporation, 2368692 Canada, Inc. ("Canada"), a Canadian Federal corporation, and Tanknology-NDE Construction Services, Inc. ("Construction"), a Delaware corporation, as Sellers. DH, together with its successors and assigns, is referred to herein as "Payee". TNDE, ProEco, NDE, Canada and Construction, together with their respective successors and assigns, are each individually and collectively referred to herein as "Maker".

         FOR VALUE RECEIVED, each Maker hereby jointly and severally PROMISES TO PAY TO THE ORDER of Payee the principal amount of SIX MILLION FIVE HUNDRED THOUSAND DOLLARS ($6,500,000), together with Interest (as defined herein), upon the terms and subject to the conditions set forth in this Note.

         (S)1. Definitions, Rules of Construction and Notice

         As used herein, the following terms have the following meaning, unless the context otherwise requires:

         1.1 "Accelerated" (and correlative terms such as "Acceleration," "Accelerating" and "Accelerated") means with respect to this Note that the entire unpaid Principal Amount, together with all accrued but unpaid Interest, becomes immediately due and payable prior to the Maturity Date, without, except as expressly provided for in this Note, notice of intent to accelerate, notice of acceleration of maturity, presentment, demand, protest, notice of protest or other notice of default or dishonor of any type whatsoever, all of which are expressly waived by Maker.

         1.2 "Affiliate" means any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with respect to the specified person or entity.

         1.3   "Affirmative Covenants" means the covenants of TNDE set forth in
Section 9 of the Purchase Agreement.

         1.4 "Applicable Law" means, with respect to any person, any and all federal, national, state, regional, local, municipal or foreign laws, statutes, rules, regulations, guidelines, ordinances, licenses, permits, judicial or administrative decisions of any country, or any political subdivision, agency, commission, official or court thereof having jurisdiction over such person.

         1.5 "Business Day" means any day other than a Saturday, Sunday or day upon which banking institutions are authorized or required by law or executive order to be closed in the City of Wilmington, Delaware.

         1.6 "Collateral" is the collateral defined in the Pledge Agreement by and between TNDE and DH and the Subordinated Security Agreement by and among TNDE, ProEco, NDE, Canada, Construction and DH both dated as of December 23, 1997.

         1.7 "Company" means Tanknology-NDE International, Inc., a Delaware corporation, together with its Subsidiaries (as defined in the Purchase Agreement).

         1.8 "Financial Tests" means the financial tests with respect to the Company set forth in Section 11 of the Purchase Agreement.

         1.9 "Indebtedness" means with respect to the Company, as of any date of determination, (i) all indebtedness of the Company for borrowed money or for the deferred purchase price of property or services or which is evidenced by a note, bond, debenture, or similar instrument, reflected on the most recent financial statements, (ii) all obligations of the Company under any financing lease, (iii) all obligations of the Company in respect of letters of credit, acceptances, or similar obligations issued or created for the account of the Company, (iv) all guaranty obligations of the Company, and (v) all liabilities secured by any lien on any property owned by the Company, whether or not the Company has assumed or otherwise become liable for the payment thereof; provided that, the term "Indebtedness" shall not include any obligations incurred with regard to obtaining performance bonds and payment bonds relating to the business of Construction.

         1.10 "Insolvency Proceeding" means a proceeding before a court of competent jurisdiction or other duly authorized authority under any Insolvency Law seeking Insolvency Relief.

         1.11 "Insolvency Law" means Title 11 of the United States Code (or any successor law) or any similar Applicable Law providing for bankruptcy, insolvency, conservatorship, receivership or other similar debtor's relief.

         1.12 "Insolvency Relief" means discharge of indebtedness, liquidation, reorganization or arrangement, appointment of a receiver, trustee, conservator, custodian or liquidator or the granting of any stay or restraining order against creditors under any Insolvency Law or other similar debtor's relief under any Insolvency Law.

         1.13 "Insolvency Order" means any order, judgment or decree entered in any Insolvency Proceeding granting any Insolvency Relief.

         1.14 "Intercreditor Agreement" means the Intercreditor and Subordination Agreement dated as of December 23, 1997, by and between DH and Bank One, Texas, N.A., as modified, amended or restated from time to time.

         1.15  "Interest" has the meaning set forth in(S)3 hereof.

         1.16 "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (whether statutory or otherwise), or preference, priority or other security agreement or similar preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the uniform commercial code or comparable law of any jurisdiction in respect of any of the foregoing).

         1.17 "Litigation" means any litigation based upon or arising out of this Note or any Related Documents or any related instrument or agreement or any of the transactions contemplated by the Purchase Agreement, this Note or any course of conduct, dealing, statements (whether oral or written) or actions of any of the parties.

         1.18  "Negative Covenants" mean the covenants of TNDE set forth in
Section 10 of the Purchase Agreement.

         1.19 "Notice" means notice given in accordance with Section 13(h) of the Purchase Agreement.

         1.20 "Quarter" means each quarter annual period of the Fiscal Year, and "Quarterly" means each Quarter. Each Quarter consists of three Months.

         1.21 "Related Documents" means the Purchase Agreement, Note, the Subordinated Security Agreement, the Pledge Agreement, the Preemptive Rights Agreement, the Registration Rights Agreement, the Co-Sale Agreement, the Certificate of Designation and the Warrant Certificate entered into pursuant to the Purchase Agreement.

         1.22  "Reporting Covenants" mean the covenants of Maker set forth in
Section 8 of the Purchase Agreement.

         1.23 "Representation(s) and Warranty(ies)" means the representations and warranties of each Maker set forth in Section 6 of the Purchase Agreement and in any certificate of Maker delivered pursuant to Section 5 of the Purchase Agreement.

         1.24 "Security Documents" means the Subordinated Security Agreement between TNDE, ProEco, NDE, Canada, Construction and DH and the Pledge Agreement between TNDE and DH both dated as of December 23, 1997.

         1.25 "Senior Indebtedness" means the Senior Loans and Indebtedness incurred pursuant to the terms of any agreement between the Company and any bank or financial institution providing for revolving credit loans secured by the Collateral; provided that, any other agreement shall be consented to in writing by DH, which consent shall not be unreasonably withheld, and the lender with respect thereto shall have been granted a first perfected security interest in the Collateral on terms substantially equivalent to those set forth in the Senior Security Agreement (as defined in the Purchase Agreement); further provided that, the term "Senior Indebtedness" may include up to $11 million of Indebtedness incurred by the Company to replace the indebtedness incurred with respect to the Senior Loan Agreement and such debt replacement need not be consented to by DH; provided further that, notwithstanding the foregoing, any such replacement of Indebtedness by the Company on terms materially adverse to DH shall not be undertaken without the prior written consent of DH.

         1.26 "Senior Loans" means the term loan and revolving line of credit granted by Bank One, Texas, N.A. to TNDE and certain of its subsidiaries pursuant to the Senior Loan Agreement, including all extensions, renewals and refinancings thereof.

         1.27 "Senior Loan Agreement" means the Loan Agreement, dated as of October 25, 1996, by TNDE, certain of its subsidiaries and Bank One, Texas, N.A., including all amendments, extensions, renewals and refinancings thereof.

         1.28 "UCC" means the Uniform Commercial Code as in effect in the State of Delaware.

         The rules of construction set forth in (S)13(g) of the Purchase Agreement and the notice provisions set forth in (S)13(h) of the Purchase Agreement shall be applicable to this Note.

         (S)2.   Maturity and Pay Off

         The unpaid principal amount of this Note (the "Principal Amount"), together with all accrued but unpaid Interest shall be due and payable in full on the Maturity Date (specified above). Payment of the Principal Amount and all accrued but unpaid Interest may be Accelerated upon the occurrence of an Event of Default as provided for in (S)9 of this Note.

         The date upon which the Principal Amount and all accrued but unpaid Interest is paid or discharged in full is referred to as the "Pay Off Date". Upon written Notice by Maker to Payee, Payee will furnish to Maker a pay off letter setting forth the amount of the payment of Principal Amount and Interest required to pay this Note in full as of a specified Pay Off Date.

         (S)3.   Interest

         Interest shall accrue from the date of this Note through and including the Pay Off Date on the unpaid Principal Amount at the Interest Rate (defined in this Section) ("Interest"). All accrued but unpaid Interest shall be paid Quarterly in arrears on each Payment Date (specified above), commencing with the first Payment Date after the date of this Note.

         The "Interest Rate" shall be a fixed rate per annum equal to the Stated Interest Rate (specified above) unless the Default Interest Rate (specified above) is in effect. Upon the occurrence of an Event of Default and the election by Payee, in the sole exercise of its discretion, to impose the Default Interest Rate by giving Notice of that election to Maker (the "Default Rate Election"), the "Interest Rate" shall be a fixed rate per annum equal to the Default Interest Rate, and the Default Interest Rate shall continue to be the "Interest Rate" until the first Payment Date after the Default Rate Election at which such Event of Default has been remedied or waived by Purchaser in writing and no other Default or Event of Default is continuing unremedied or unwaived, provided that the Note has not been Accelerated.

         Notwithstanding any provision of this Note to the contrary: (i) in no event shall the Interest Rate be a rate per annum in excess of the maximum interest rate permissible under Applicable Law and (ii) to the extent that Interest or other amounts paid with respect to this Note which are deemed to be interest under Applicable Law result in interest payments in excess of those permitted under Applicable Law, such excess payments shall be applied to the payment of the unpaid Principal Amount or, if the Principal Amount has been paid in full, shall be refunded to Maker.

         Interest shall be calculated based upon: (i) the actual number of days elapsed over each Quarter, including any additional days elapsed because the scheduled Payment Date fell on a non-Business Day; (ii) Quarters consisting of three months; and (iii) Quarterly compounding of any Interest accrued but unpaid as of each Payment Date.

         (S)4.   Principal Amount

         The Principal Amount shall be paid in 12 installments of $541,666.67 of Principal Amount each, payable Quarterly on each Payment Date, commencing on March 31, 2000, and continuing until the earlier of the Pay Off Date or the Maturity Date. In the event of any partial prepayment of Principal Amount, each such partial prepayment shall be applied to pay the scheduled installments of Principal Amount in inverse order of the Payment Dates on which such installments are due and payable.

         (S)5.   Prepayments

         Maker may prepay the Principal Amount in whole at any time or in part from time to time; provided, that (i) each partial payment of Principal Amount shall be in an amount equal to $250,000 or an integral multiple thereof and (ii) each partial prepayment of Principal Amount shall be applied to pay the scheduled installments of Principal Amount in inverse order of the Payment Dates on which such installments are due and payable.

         All prepayments of Principal Amount shall be accompanied by the payment of all Interest accrued but unpaid through the date of prepayment with respect to the Principal Amount prepaid.

         (S)6.   Late Payments

         A payment of Principal Amount or Interest shall be deemed to be in default if such payment is not made in the manner provided for in (S)7 of this Note prior to 2:00 p.m. on the fifth calendar day following Notice by Payee to Maker of such default.

         (S)7.   Payments and Wiring Instructions

         All payments of Principal Amount and Interest shall be made by wire transfer of immediately available funds to the account of Payee at or before 2:00 p.m. Wilmington, Delaware time on the Business Day that such payment is due. Any wire transfer received by Payee after 2:00 p.m. Wilmington, Delaware time on any Business Day shall be deemed to have been received by Payee prior to such time on the next Business Day.

         Unless payment is otherwise specified in a Notice by Payee to Maker to be made to another account in the State of Delaware, all such payments shall be wired in accordance with the following instructions:

         Wilmington Trust Company
         ABA# 031100092
         Account No. 2458-6049
         Account Name: Danaher Corporation

         In the event that any scheduled Payment Date falls on a non-Business Day, such Payment Date shall be deemed to be the next Business Day following such scheduled Payment Date, and such additional days shall be deemed to have elapsed for purposes of computing the accrued Interest payable on such Payment Date.

         (S)8.    Events of Default

         (a) Enumeration of Defaults. Each of the following events shall be an "Event of Default" for the purposes of this Note. An Event of Default shall be deemed to continue until such default is waived by written Notice by Payee to Maker or remedied by action of Maker, and, in the case of any Event of Default requiring Notice by Payee to Maker, if the Default is not cured within the grace period provided for herein following such Notice, until rescission of such Notice by the further written Notice of Payee to Maker. The term "Default" means any event which is not an Event of Default as of a specified date, but which with the lapse of time, notice or both would constitute an Event of Default.

         (b) Payment Default. Maker defaults in the payment when due of any installment of Principal Amount or Interest, and such default is not remedied in the manner and within the grace period provided for in (S)6 of this Note (a "Payment Default"). A Payment Default shall be deemed to have occurred notwithstanding the fact that the default in payment resulted from compliance with or enforcement of the Intercreditor Agreement.

         (c) Affirmative Covenant Default. Maker fails to observe or perform any Affirmative Covenant and such default is not remedied within 30 calendar days after Notice is given by Payee to Maker of such default.

         (d) Reporting Covenant Default. Maker fails to observe or perform any Reporting Covenant and such default is not remedied within 30 calendar days after Notice is given by Payee to Maker of such default.

         (e) Negative Covenant Default. Maker fails to observe or perform any Negative Covenant and such default is not remedied within 30 calendar days after Notice is given by Payee to Maker of such default.

         (f) Warranty Default. Any Representation or Warranty proves to have been untrue, incomplete or misleading in any material respect when made or when deemed to have been made and such breach is not completely remedied within 30 calendar days after Notice is given by Payee to Maker of such default.

         (g) Financial Test Default. As of any applicable date of determination, Maker fails to satisfy any of the Financial Tests and such failure remains uncured for a period of 30 consecutive calendar days after Notice is given by Payee to Maker of such default; provided that, the 30 day cure period of this Section 8(g) shall not apply to Section 11(c) of the Purchase Agreement.

         (h) Cross Default. Maker defaults in the payment of any Indebtedness with an unpaid principal amount in excess of $25,000, but specifically excluding (A) the $300,000 principal amount Gilbarco Patent Note identified in the Purchase Agreement, and (B) any purchase money obligation, the payment of which is being actively contested in good faith by Maker (as guarantor, surety or principal) regardless of whether (i) such default is waived by the obligee unless such waiver constitutes full satisfaction of all amounts then due and payable, (ii) payment of any Indebtedness of Maker is accelerated, (iii) the contractual right of Maker to borrow money under any loan, credit or similar agreement or arrangement is suspended as a result of any default by Maker with respect to such agreement or arrangement or (iv) any action to enforce payment of any Indebtedness of Maker is commenced against Maker or with respect to any collateral securing such Indebtedness, unless such default, acceleration or action is remedied or rescinded within a period of 10 days after Notice is given by Payee to Maker of such default.

         (i) Subordination Default. Any agreement with respect to the Senior Indebtedness is amended or modified in violation of the Intercreditor Agreement, the blocking period provided for in the Intercreditor Agreement is commenced, payment of any amount due under this Note is prevented due to compliance with or the enforcement of the Intercreditor Agreement or any amount previously paid with respect to this Note are repaid or held in constructive trust by Payee due to compliance with or the enforcement of the Intercreditor Agreement or Maker seeks forbearance with respect to the payment of any amounts due under the Senior Indebtedness.

         (j) Security Default. Maker defaults in the observance or performance of any covenant or agreement required under the Security Documents and such default continues for a period of 30 calendar days after Notice is given by Payee to Maker of such default.

         (k) Voluntary Insolvency Default. Maker: (i) discontinues the conduct of its business; (ii) applies for or consents to the imposition of any Insolvency Relief; (iii) voluntarily commences or consents to the commencement of an Insolvency Proceeding; (iv) files an answer admitting the material allegations of any involuntary commencement of an Insolvency Proceeding; (v) makes a general assignment for the benefit of its creditors; or (vi) is unable or admits in writing its inability to pay its debts as they become due (a "Voluntary Insolvency Default").

         (l) Insolvency Order. Any Insolvency Order is entered against Maker and such Insolvency Order is not dismissed within 30 calendar days of its entry (an "Involuntary Insolvency Default").

         (m) Fraudulent Conveyance Default. Maker: (i) conceals, removes or permits to be concealed or removed all or any part of its property with the intent to hinder, delay or defraud any of its creditors; (ii) makes or permits any conveyance of its material properties that would be deemed fraudulent to creditors under any Insolvency Law or fraudulent conveyance provision of Applicable Law; (iii) engages in a bulk transfer of any of its property without complying with the bulk transfer provisions of Applicable Law; (iv) has, while it is insolvent, caused or permitted any of its creditors to obtain a Lien on any of its property by legal proceedings or otherwise which is not vacated within 30 calendar days.

         (S)9.    Remedies and Acceleration

         (a) Remedies. After payment of this Note is Accelerated, Payee shall have (i) all rights and remedies granted to it under this Note, the Purchase Agreement and the Security Documents and continue to have the rights and remedies granted to it under the other Related Documents and (ii) all rights of a creditor under Applicable Law (including the UCC). All such rights and remedies and the exercise thereof shall be cumulative. No exercise of any such rights and remedies shall be deemed to be exclusive or constitute an election of remedies.

         (b) Acceleration of Payment. Upon the occurrence of a Voluntary Insolvency Default or an Involuntary Insolvency Default, payment of this Note shall be Accelerated. Upon the occurrence and during the continuation of any other Event of Default, Payee may, in the sole exercise of its discretion, elect to cause payment of this Note to be Accelerated by giving written Notice of such election to Maker (the "Acceleration Notice"). Once payment of this Note has been properly Accelerated as provided for in this section, such Acceleration may be revoked only by Payee, in the sole exercise of its discretion, giving written Notice of revocation to Maker, regardless of whether the Event of Default giving rise to such Acceleration has been remedied by action of Maker.

         (c) Waiver of Default. No Default or Event of Default may be waived nor shall be deemed to have been waived except by an express written Notice by Payee to Maker, and any such grant of waiver shall be applicable only to the specific Defaults or Events of Default expressly identified in such Notice and shall not be deemed to apply to any other or subsequent Default or Event of Default. Payee may grant or withhold any such waiver in the sole exercise of its discretion, which may be conditioned upon the payment by Maker of a premium, the grant of additional collateral to secure the payment of this Note or the acceptance of other terms and conditions under this Note or the Purchase Agreement. No course of dealing by Payee or its agents and employees, failure, forbearance or delay by Payee in exercising any of its rights or remedies under this Note, the Purchase Agreement, the Security Documents or any other Related Documents shall operate as a waiver of any Default or Event of Default or of any right of Payee under this Note.

         (S)10.   Waivers by Maker

         To the fullest extent permitted by Applicable Law, Maker waives with respect to this Note: presentment, protest and demand, notice of protest, demand and dishonor, and diligence in collection. Maker agrees that: Payee may release
(i) all or any part of the collateral securing the payment of this Note or (ii) any guarantor or surety with respect to this Note, all without notice to Maker and without affecting in any way the obligation of Maker under this Note.

         (S)11.   Security for Payment

         Payment of this Note is secured under the terms and subject to the conditions of the Security Documents. Nothing in this Note shall be deemed to preclude Payee from obtaining other or additional security for the payment of this Note or to require Payee to elect remedies or proceed against any collateral or guarantee before Accelerating payment of this Note or taking any legal or other action to collect payment of this Note.

         (S)12.   Intercreditor Agreement

         Payee and Bank One, Texas, N.A. ("BOT") are parties to the Intercreditor Agreement, pursuant to which certain of Payee's rights under this Note and the Security Documents are subordinated to BOT. Nothing in this Note, the Purchase Agreement or such Intercreditor Agreement shall grant to Maker any rights as a beneficiary under such Intercreditor Agreement nor any right to enforce against Payee any provision of such Intercreditor Agreement.

         (S)13.   Collection for Costs

         Maker shall reimburse Payee for all reasonable costs and expenses (including legal fees and disbursements) incurred by Payee in connection with the collection or attempted collection of the payment of this Note through legal proceedings or otherwise.

         (S)14.   Amendment

         This Note may not be amended, restated, supplemented or otherwise modified except by an express written agreement executed and delivered by Maker and Payee. Compliance with the covenants and other provisions of this Note may not be waived except by an express written waiver signed and delivered by Payee.

         (S)15.   Governing Law

         This Note and the rights and obligations of Payee and Maker under this Note shall be governed by and construed under the laws of the State of Delaware.

         (S)16.   Waiver of Jury Trial

         Payee and Maker, after consulting or having had the opportunity to consult with legal counsel, knowingly, voluntarily and intentionally waive any right any of them may have to a trial by jury in any Litigation. Neither Payee nor Maker shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by either Payee or Maker except by written instrument executed by both of them.

         (S)17.   Consent to Jurisdiction, Venue and Service of Process

         Payee and Maker, each after having consulted or having had the opportunity to consult with legal counsel, hereby knowingly, voluntarily and intentionally: (i) consents to the jurisdiction of the Delaware State Court sitting in New Castle County, Delaware and the United States District Court with jurisdiction over New Castle County, Delaware with respect to any Litigation;
(ii) waives any objections to the venue of any Litigation in either such court;
(iii) agrees not to commence any Litigation except in one or the other of such courts and agrees not to contest the removal of any Litigation commenced in any other court to one or the other of such courts; (iv) agrees not to seek to remove, by consolidation or otherwise, any Litigation commenced in either of such courts to any other court; and (v) waives personal service of process in connection with any Litigation and consents to service of process by registered or certified mail in accordance with Applicable Law. These provisions shall not be deemed to have been modified in any respect or relinquished by either Payee or Maker except by written instrument executed by all of them.

         (S)18.   Non Negotiability; Non Assignability; Non-Transferability

         This Note shall be non-negotiable, non-assignable and non-transferable and any attempted negotiation, assignment, or transfer shall be void and of no effect, without the express written consent of the Maker; provided that DH Holdings Corp. may negotiate, assign, or transfer this Note without the consent of the Maker to Danaher Corporation or to any Affiliate of Danaher Corporation.

         IN WITNESS WHEREOF, this Note has been executed and delivered by and on behalf of Maker by its duly authorized officer, effective as of the Date of Note (set forth above).

TANKNOLOGY-NDE INTERNATIONAL, INC.


By: /s/ Jay Allen Chaffee
   -------------------------------
Name:   Jay Allen Chaffee
     -----------------------------
Title:  Chairman
      ----------------------------

PROECO, INC.


By: /s/ Jay Allen Chaffee
   -------------------------------
Name:   Jay Allen Chaffee
     -----------------------------
Title:  Chairman
      ----------------------------


TANKNOLOGY/NDE CORPORATION


By: /s/ Jay Allen Chaffee
   -------------------------------
Name:   Jay Allen Chaffee
     -----------------------------
Title:  Chairman
      ----------------------------


2368692 CANADA, INC.


By: /s/ Jay Allen Chaffee
   -------------------------------
Name:   Jay Allen Chaffee
     -----------------------------
Title:  President
      ----------------------------


TANKNOLOGY-NDE CONSTRUCTION SERVICES, INC.


By: /s/ Jay Allen Chaffee
   -------------------------------
Name:   Jay Allen Chaffee
     -----------------------------
Title:  Chairman
      ----------------------------

                                   SCHEDULE 1

                                     LIENS

Lien from NDE Environmental Corporation to Trammel Crow Central Texas, Ltd. secured by all goods, wares, equipment, fixtures, furniture, inventory, accounts, contract rights, chattel paper, general intangibles, personal property and proceeds situated at 8900 Shoal Creak, Building 200 -Austin, Texas 78758

                                   SCHEDULE 2

                                  TRADE NAMES


NDE Environmental Corporation

Tanknology Corporation International

NDE Testing & Equipment, Inc.

Tanknology Canada (1988), Inc.

                                   SCHEDULE 3
                                                                     12/19 draft
                                                                     -----------
                                  INDEBTEDNESS



                                                       BALANCE            BOT
ITEM                                                   11/30/97     6.01 REFERENCE
---------------------------------------------------    ----------  ----------------
Insurance Premium Financing                            $  677,057         (H)

Vehicles Financing                                        164,549         (I)

Subordinated notes to Josephthal, Lyon & Ross and         388,191       (E-4.09)
Riverbank as assignee of Spears, Benzak, Solomon
and Farrell

Leased equipment                                           39,625       (E-4.09)

Convertible promissory note to John Clare and             257,144       (E-4.09)
Donald Valverde (EcoAm purchase)

Gilbarco Non-recourse Patent Note                         300,000       (E-4.09)

Baker & Botts                                              47,895       (E-4.09)

Total Notes                                            $1,874,461
                                                       ==========
Letter of Credit--Wright Express (gas credit cards)        60,000         (A)

Letter of Credit--Construction Services Bonding           125,000         (A)

Total Indebtedness                                     $2,059,461
                                                       ==========


                                   SCHEDULE 4

                                     LEASES


                           TANKNOLOGY-NDE CORPORATION
                         SCHEDULE OF REAL ESTATE LEASES


----------------------------------------------------------------------------------------
Corporate Office                          Arrowsmith Technologies, Inc.
8900 Shoal Creek Blvd., Bldg. #200        8920 Business Park Drive
Austin, TX 78757                          Austin, TX 78759
----------------------------------------------------------------------------------------
Corporate Office                          8900 Shoal Creek, A Texas General Ptnshp.
8900 Shoal Creek Blvd., Bldg. #200        c/o Trammell Crow Central Texas, Ltd.
Austin, TX 78757                          301 Congress Ave., Suite 1300
                                          Austin, TX 78701
----------------------------------------------------------------------------------------
Previous Corporate Office                 MV Wall Street Ltd.
8906 Wall Street                          5929 Balcones, Suite 100
Suite 306                                 Austin, TX 78731
Austin, TX 78754
----------------------------------------------------------------------------------------
Previous Corporate Office                 MV Wall Street Ltd.
8906 Wall Street                          5929 Balcones, Suite 100
Suites 802 & 803                          Austin, TX 78731
Austin, TX 78754
----------------------------------------------------------------------------------------
Southwest Office-Phoenix-Old Lease        San Lee, Inc.
(Tanknology/NDE Corporation)              Helm Drive Corporate Office
7418 East Helm Dr., #263                  7418 East Helm Drive
Scottsdale, AZ 85260                      Scottsdale, AZ 85260
----------------------------------------------------------------------------------------
Southwest Office-Phoenix                  Eggen Weed Control, Inc.
(Tanknology/NDE Corporation)              7619 E. Greenway, Suite #2
7619 E. Greenway Rd., #5                  Scottsdale, AZ 85260
Scottsdale, AZ 85260
----------------------------------------------------------------------------------------
Northwest Office-Sacramento               Tcherkoyan Family Trust dba Wine Country Plaza
(NDE Environmental Corporation)
1420T Kettleman Lane
Lodi, CA 95242
----------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------
Midatlantic Office-Cherry Hill            Hillflex Associates
(Tanknology Corporation Int'l.)           510 Heron Drive
100 Dobbs Lane, Suite 207                 Bridgeport, NJ 08014
Cherry Hill, NJ 08034
----------------------------------------------------------------------------------------
Southern California Office-Temecula       Jefferson Court
(Tanknology/NDE Corporation)              24564 Hawthorne, B1
27576 Commerce Center Dr. #109            Torrance, CA 90505
Temecula, CA 92590
----------------------------------------------------------------------------------------
Northeast Office-Springfield-Old Lease    Fred & Sylvia Wilochka
(Tanknology Corporation Int'l.)
37 St. Jacques Ave.
Agawam, MA 01001
----------------------------------------------------------------------------------------
Northeast Office-Springfield              Daniel W. Roy
(Tanknology/NDE Corporation)              1011 Liberty Street
39 Sullivan Street                        Springfield, MA 01104
Springfield, MA 01104
----------------------------------------------------------------------------------------
Midwest Office-Kansas City-Old Lease      Security Capital Industrial Trust
(Tanknology Corporation Int'l.)           14100 East 35th Place, Suite 100
404 NW Business Park Lane                 Aurora, CO 80011
Riverside, MO 64150                       Attention:  Asset Management
----------------------------------------------------------------------------------------
Midwest Office-Kansas City                SCI Client Services
(Tanknology/NDE Corporation)              224 NW Platte Valley Drive
404 NW Business Park Lane                 Riverside, MO 64150
Riverside, MO 64150                       Attention:  Robert Gude
----------------------------------------------------------------------------------------
Midwest Office-Columbus                   Schottenstein Stores Corporation
(Tanknology Corporation Int'l.)           1798 Frebis
470 Schrock Road, Suite L                 Columbus, OH 43207
Columbus, OH 43229
----------------------------------------------------------------------------------------
Southeast Office-Atlanta                  Watkins Center Joint Venture
(NDE Environmental Corporation)           6270E McDonough Drive
1756 Wilwat Drive, Suite C                Norcross, GA 30093
Norcross, GA 30093
----------------------------------------------------------------------------------------
Midwest Office-Chicago                    Church Road Partners
(Tanknology Corporation Int'l.)           1501 Commerce Road
870 Church Road                           Elgin, IL 60123
Elgin, IL 60123
----------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------
Construction Services Office-Atlanta      Innovest Realty Limited Partnership
(Tanknology/NDE Corporation)              DBA Innovest Properties
275 Carpenter Drive, Suite #304           Sandy Springs Professional Building
Atlanta, Georgia 30328                    7001 Peachtree Industrial Boulevard, #208
                                          Norcross, GA 30092
----------------------------------------------------------------------------------------
Houston Office                            Weingarten Realty Investors
(Tanknology/NDE Corporation)              2600 Citadel Plaza Drive
600 Kenrick, Suite D-6                    Houston, TX 77008
Houston, TX 77060                         P.O. Box 924133
                                          Houston, TX 77292-4133
----------------------------------------------------------------------------------------
CMS Office-Torrance                       Espirit Jones Torrance, Inc.
(Tanknology/NDE Corporation)              DBA Mini Suites
3655 Torrance Boulevard, #322-324         211 E. Ocean Blvd., Suite #230
Torrance, CA 90503                        Long Beach, CA 90802
----------------------------------------------------------------------------------------
Virginia Beach Office                     Barbour Realty
4605 Pembroke Lake Circle                 4633 Pembroke Lake Circle
Suite 302A                                Virginia Beach, VA 23455
Virginia Beach, VA 23455
----------------------------------------------------------------------------------------
Austin Warehouse                          ARVCO Realty
                                          7801 North Lamar
                                          Austin, TX 78752
----------------------------------------------------------------------------------------
Austin Warehouse-McPhaul                  PK & Sheela Vasudev
806 McPhaul                               (Syndications, Inc. Lease)
Austin, TX                                P.O. Box 161802
                                          Austin, TX 78716-1802
----------------------------------------------------------------------------------------
Safesite, Inc.                            Safesite, Inc.
                                          4803 Commercial Park Dr.
                                          Austin, TX 78724
----------------------------------------------------------------------------------------
Public Storage                            Public Storage
                                          Austin/Research 24709
                                          9205 Research Blvd.
                                          Austin, TX 78758
----------------------------------------------------------------------------------------
Public Storage                            Public Storage
                                          Fm Pk/17-92 25455
                                          8226 S Hwy 17-92
                                          Fem Park, FL 32730
----------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------
Public Storage                            Public Storage
                                          Fmgt/Brdhllow 21409
                                          47 Broad Hollow Rd.
                                          Farmingdale, NY 11735
----------------------------------------------------------------------------------------

                                   SCHEDULE 5

                              FINANCIAL STATEMENTS

See attached Form 10K and 10Q.

                                   SCHEDULE 6

                            SHAREHOLDER INFORMATION


A.   Holders of Record of Capital Stock of TNDE and subscriptions, warrants,
     -----------------------------------------------------------------------
     options, convertible securities and other such rights to purchase or
     --------------------------------------------------------------------
     acquire Capital Stock of TNDE:
     -----------------------------

     See attached Exhibit 6A.



B.   Non Financing Warrants to purchase Common Stock Outstanding:
     -----------------------------------------------------------


        NAME                              NUMBER OF WARRANTS
        Josephthal, Lyon & Ross                  7,896

        Lagunitas Partners, L.P.                26,914

        McGettigan, Wick & Co.                   3,010

        Proactive Partners, L.P.               330,874

        Daniel Purjes                           43,338

        Daniel Sharplin                         26,360

        Others                                  99,661
                                               -------

             Total                             538,053


C.   Other
     -----

     A $5,000 contract right convertible into 2,000 shares of Common Stock is still outstanding from prior private placement of preferred shares. In and around January 1994, TNDE entered into subscription agreements with several investors relating to the proposed private placement of preferred shares. Prior to the closing of such subscription agreements, TNDE and all of the proposed investors except for Michael Lowe agreed to revise the subscription agreements to provide for the issuance and sale of Common Stock of TNDE. Michael Lowe refused to cancel his subscription agreement which provided for issuance and sale of $5,000 of preferred stock. Michael Lowe never paid any amount to TNDE or its affiliates for such subscription. Michael Lowe has not filed a formal or written claim nor have there been any communications regarding this matter since approximately August 1995.

D. Options Outstanding under the Amended and Restated 1989 Stock Option Plan
   -------------------------------------------------------------------------
   immediately after Closing:
   --------------------------


                  NAME                          NUMBER OF OPTIONS
                  Mark Bober                          40,000

                  William Callaway                    40,000

                  Jay Chaffee                      1,290,016/1/

                  Jerry A. Folsom                    100,000

                  Eric Hopkins                       175,556

                  Kevin Keegan                        25,000

                  Jane Keith                         100,000

                  Dan Kubala                         201,000

                  Richard Lawson                      50,000

                  Charles McGettigan                  40,000

                  Baxter Nairon                      384,000

                  David Osowski                      250,000

                  Russel Reichart                    150,000

                  Carol Rogerson                      25,000

                  Richard Schnabel                    90,000

                  Dan Sharplin                     1,890,024/2/

                  Michael Taylor                      40,000

                  Myron Wick                          40,000

                  Reserved for Issuance            1,069,404
                                                   ---------
                        Total                      6,000,000


----------------

/1/ Includes 800,016 cash stock appreciation rights convertible into stock options on or before December 31, 1998 at the option of the Company.

/2/ Includes 1,200,024 cash stock appreciation rights convertible into stock options on or before December 31, 1998 at the option of the Company.

E.   Options outstanding under the 1995 Incentive Plan for Nonmanagement
     -------------------------------------------------------------------
     Employees:
     ----------


                  NAME                     NUMBER OF OPTIONS
                  Brad Ballreich                 25,000

                  Jerry Belloli                  25,000

                  Jim Boekker                    25,000

                  Barbara Botts                  10,000

                  Marc Buffkin                   25,000

                  Robert Gattilia                 8,000

                  Joel Hershey                   25,000

                  Brad Hoffman                    5,000

                  Bud Mattox                     25,000

                  Kevin O'Hearn                  25,000

                  Harry Perone Jr.                5,000

                  Jennifer Ward                  25,000

                  Reserved for Issuance          22,000
                                                 ------

                         Total                  250,000


F.   Securities Transactions Effective Upon Closing:
     ----------------------------------------------

     1.   New Issuance:

          a. Redeemable Convertible Preferred (3,000,000 shares Common Stock equivalent)
          b.   Danaher Warrants representing 4,500,000 shares of Common Stock
          c.   Bank One, Texas Warrants representing 350,000 shares of Common
               Stock

     2. Cancellation: Bank One Capital Partners Warrants representing 13,022,920 shares of Common Stock.



G.   Transfer Agent Schedule and Confirmation:
     ----------------------------------------

     See Exhibit 6G.

                                   SCHEDULE 7

                                   OWNERSHIP

See Schedule 6.

                                   SCHEDULE 7

                                TNDE OBLIGATIONS

None.

                                   EXHIBIT 2

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE DISTRIBUTED, SOLD, TRANSFERRED, ASSIGNED, HYPOTHECATED OR OFFERED UNLESS THERE IS IN EFFECT A REGISTRATION STATEMENT UNDER SUCH ACT AND LAWS COVERING SUCH SECURITIES OR THE ISSUER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE ISSUER OR A NO-ACTION LETTER FROM THE COMMISSION STATING THAT SUCH DISTRIBUTION, SALE, TRANSFER, ASSIGNMENT, HYPOTHECATION OR OFFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND LAWS.



                   ----------------------------------------

                      Tanknology-NDE International, Inc.

                              Warrant Certificate

                   ----------------------------------------



                         Dated as of December 23, 1997

                               TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
(S)1.    Definitions............................................................................2
         1.1      Additional Common Shares......................................................2
         1.2      Affiliate.....................................................................2
         1.3      Board of Directors............................................................2
         1.4      Business Day..................................................................2
         1.5      Capital Stock.................................................................2
         1.6      Commission....................................................................2
         1.7      Common Shares.................................................................2
         1.8      Convertible Securities........................................................2
         1.9      Exchange Act..................................................................3
         1.10     Month.........................................................................3
         1.11     Note..........................................................................3
         1.12     Notice........................................................................3
         1.13     Person........................................................................3
         1.14     Preferred Stock...............................................................3
         1.15     Preemptive Rights Agreement...................................................3
         1.16     Qualified Public Offering.....................................................3
         1.17     Securities Act................................................................3
         1.18     Warrant Shares................................................................3

(S)2.    Terms and Conditions...................................................................3
         2.1      Number of Warrants............................................................3
         2.2      Exercise Period...............................................................4
         2.3      Exercise Price................................................................4
         2.4      Definitions...................................................................4
         2.5      Manner of Exercise and Effectiveness..........................................4
         2.6      Payment of Exercise Price.....................................................5
         2.7      Delivery of Stock Certificates, etc...........................................5

(S)3.    Antidilution Adjustment................................................................5
         3.1      Number of Warrant Shares......................................................5
         3.2      Adjustment Event..............................................................5
         3.3      Reorganization Event..........................................................5
         3.4      Other Event...................................................................6

(S) 4.   Restrictive Legends....................................................................6

(S) 5.   Availability of Information............................................................7

(S)6.    Reservation of Common Shares...........................................................7

(S)7.    Due Organization; No Violation.........................................................7

(S)8.    Ownership; Registration of Transfer; Exchange and Substitution of Warrant. ............8
         8.1      Ownership of Warrant..........................................................8
         8.2      Registration of Transfers.....................................................8
         8.3      Replacement of Warrant Certificate............................................8
         8.4      Expenses......................................................................8

(S)9.    No Rights or Liabilities as Stockholder................................................8

(S)10.   Miscellaneous..........................................................................8
         10.1     Amendments, Modifications and Waivers.........................................8
         10.2     Governing Law.................................................................9
         10.3     Rules of Construction.........................................................9
         10.4     Notices.......................................................................9

(S) 11.  Assignment.............................................................................9

(S) 12.  Preemptive Rights......................................................................9

                               Warrant Certificate


Company                                 Tanknology-NDE International, Inc., a
                                        Delaware Corporation ("TNDE")

Holder                                  DH Holdings Corp., a Delaware
                                        corporation ("DH")

Warrant Shares                          Common Stock, $0.0001 par value, of
                                        TNDE ("Common Shares")

Number of Warrants                      4,500,000 (subject to adjustment)
                                        ("Warrants")

Exercise Price                          $0.375 per Warrant

Commencement Date                       December 23, 1997

Expiration Date                         December 31, 2002

Date of Warrant                         December 23, 1997


         This is the WARRANT CERTIFICATE (the "Warrant Certificate") provided for in that certain Note, Preferred Stock and Warrant Purchase Agreement dated as of December 23, 1997, as amended, restated, supplemented or otherwise modified from time to time (the "Purchase Agreement") by and among DH, as purchaser, and TNDE, ProEco, Inc. ("ProEco"), a Delaware corporation, Tanknology/NDE Corporation ("NDE"), a Delaware corporation, 2368692 Canada, Inc. ("Canada"), a Canadian Federal Corporation and Tanknology-NDE Construction Services, Inc. ("Construction"), a Delaware corporation, as sellers. DH, together with its successors and assigns, is referred to as the "Holder". TNDE, together with its successors and assigns, is referred to as the "Company". The Holder and the Company are referred to collectively as the "Parties" and individually as a "Party".

         This Warrant Certificate is one of the Related Documents referred to in the Purchase Agreement.

         FOR VALUE RECEIVED, the Company hereby grants to the Holder Four Million Five Hundred Thousand (4,500,000) Warrants, each Warrant to purchase one Common Share, upon the terms and subject to the conditions set forth in this Warrant Certificate, which Warrants shall expire and be of no further force and effect after the Expiration Date (set forth above).

         (S) 1.   Definitions

         As used herein, the following terms shall have the following meanings, unless the content otherwise requires:

                  1.1 "Additional Common Shares" means all Common Shares issued by the Company after December 23, 1997, other than (a) Warrant Shares, (b) shares of the Company's Common Stock issued upon the conversion of the preferred shares issued to DH pursuant to the Purchase Agreement and (c) shares issued under the Company's employee and director stock option plans.

                  1.2 "Affiliate" means any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Company or another specified Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

                  1.3 "Board of Directors" means the board of directors of the Company and, as applicable and to the extent permitted by law, any committee of such board of directors authorized to exercise the powers of the board of directors.

                  1.4 "Business Day" means any day other than a Saturday, Sunday or day upon which banking institutions are authorized or required by law or executive order to be closed in the City of Washington, D.C.

                  1.5 "Capital Stock" of any Person means, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person or partnership interests and any warrants, options or other rights to acquire such stock or interests.

                  1.6 "Commission" means the Securities and Exchange Commission or any other successor federal agency.

                  1.7 "Common Shares" means the shares of common stock, $0.0001 par value, of the Company, at any time outstanding.

                  1.8 "Convertible Securities" means evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for, with or without payment of additional consideration in cash or property, or options, warrants or other rights that are exercisable for, Common Shares that, when issued, would constitute Additional Common Shares, either immediately or upon the occurrence of a specified date or a specified event.

                  1.9 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

                  1.10 "Month" means a calendar month, and "Monthly" means each Month.

                  1.11 "Note" means the $6,500,000 aggregate principal amount Senior Subordinated Note issued and sold by the Company, ProEco, NDE, Canada and Construction to DH pursuant to the Purchase Agreement, due December 31, 2002.

                  1.12 "Notice" means any notice required to be given to any Party under the Purchase Agreement or any of the Related Documents in accordance with Section 13(h) of the Purchase Agreement.

                  1.13 "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, governmental authority or any other form of entity.

                  1.14 "Preferred Stock" means the shares of Series A Redeemable Convertible Preferred Stock of the Company issued to DH pursuant to the Purchase Agreement.

                  1.15 "Preemptive Rights Agreement" means the Preemptive Right Agreement by and between the Company and DH and dated as of December 23, 1997.

                  1.16 "Qualified Public Offering" means the first offer and sale to the public by the Company or any holders of shares of any class of its Capital Stock, after the Closing Date as defined in the Purchase Agreement, pursuant to a registration statement that has been declared effective by the Commission; provided, however, that the gross proceeds of the shares issued and sold by the Company are at least $10,000,000.

                  1.17 "Securities Act" means the Securities Act of 1933, as amended from time to time.

                  1.18 "Warrant Shares" means shares of the Company's Common Stock issued upon the exercise of any Warrants.

         (S) 2.   Terms and Conditions

                  2.1 Number of Warrants. The number of Warrants granted pursuant to this Warrant Certificate is 4,500,000 Warrants. Subject to adjustment as provided for in this Warrant Certificate, each Warrant evidences the right of the Holder to purchase from the Company one authorized but unissued Common Share, upon the terms and subject to the conditions set forth in this Warrant Certificate.

                  2.2 Exercise Period. All of the Warrants are exercisable in a single exercise by the Holder at any time during the period commencing on the Commencement Date and ending on the Expiration Date (the "Exercise Period").

                  2.3 Exercise Price. Upon exercise of each Warrant, the Holder shall purchase all of the Warrant Shares then issuable upon exercise of such Warrant for an aggregate amount equal to the Exercise Price regardless of the number of Warrant Shares issuable upon exercise of each Warrant.

                  2.4 Definitions.  As used in this Warrant Certificate:

                  (i) the term "Adjustment Event" means any of the following events (except if such event is with respect to the Holder's Preferred Stock):

                       (a) the Company declares a dividend or makes a distribution on its outstanding shares in Common Shares or Convertible Securities, or

                       (b) the Company subdivides or reclassifies any of its outstanding Common Shares into a greater number of shares, or

                       (c) the Company combines or reclassifies any of its outstanding shares into a smaller number of Common Shares.

                  (ii) the term "Reorganization Event" means any of the
                       following events:

                       (a) capital reorganization or reclassification or recapitalization of the Capital Stock of the Company (other than any Adjustment Event and other than such events solely with respect to the Holder's Preferred Stock);

                       (b) any merger or consolidation of the Company with or into another corporation; or

                       (c) the sale or transfer of the property of the Company as an entirety or substantially as an entirety.

                  2.5 Manner of Exercise and Effectiveness. The Holder may exercise all of the Warrants in a single exercise by delivering to the Company at its address for Notice: (i) the Notice of Exercise form attached to this Warrant Certificate duly completed and executed; (ii) this Warrant Certificate surrendered for cancellation; and (iii) payment or evidence of payment of the Exercise Price for the Warrants. The exercise of the Warrants shall be deemed to be effective and the Holder or its designee identified in the Notice of Exercise shall be deemed to become the registered holder of the Warrant Shares issued upon exercise of the Warrants effective as of the close of business on the Business Day upon which the foregoing deliveries are completed.

                  2.6 Payment of Exercise Price. Upon exercise of the Warrants, the Holder shall pay the Exercise Price for such Warrants to the Company by: (i) wire transfer of immediately available funds; (ii) delivery of a certified or cashiers check; or (iii) reducing the unpaid principal amount of the Note by an amount equal to the Exercise Price.

                  2.7 Delivery of Stock Certificates, etc. As soon as practicable after the exercise of this Warrant Certificate, and in any event within five Business Days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder or its designee identified in the Notice of Exercise, a certificate or certificates for the number of Warrant Shares to which the Holder or such designee shall be entitled upon such exercise, plus, in lieu of any fractional share to which the Holder would otherwise be entitled, cash in an amount equal to the same fraction (calculated to the nearest 1/100th of a share) of the fair market value of a Warrant Share as determined in good faith by the Board of Directors of the Company for such purpose. Such certificates shall include all appropriate legends and restrictions including those provided for in (S)4.

         (S) 3.   Antidilution Adjustment.

                  3.1 Number of Warrant Shares. The number of Warrant Shares that may be purchased by the Holder in consideration of the payment of the Exercise Price is initially 4,500,000 Common Shares; provided, however, that such number of shares is subject to adjustment as provided for in this (S)3, which number of Warrant Shares, as so adjusted from time to time is referred to as the "Number of Warrant Shares."

                  3.2 Adjustment Event. Upon the occurrence of any Adjustment Event, the Number of Warrant Shares shall be adjusted immediately after the applicable record date with respect to such Adjustment Event as follows. The adjusted Number of Warrant Shares shall be a number equal to the Number of Warrant Shares, immediately prior to such event multiplied by a fraction (i) the numerator of which is the number of outstanding Common Shares (including Common Shares issuable upon the conversion or exercise of any Convertible Securities) immediately after the record date with respect to such Adjustment Event, and
(ii) the denominator of which is the number of outstanding Common Shares (including Common Shares issuable upon the conversion or exercise of any Convertible Securities) immediately before such record date. Any such adjustment shall be calculated to the nearest 0.001 Warrant Share.

                  3.3 Reorganization Event. Upon the occurrence of a Reorganization Event, there shall thereafter be issuable or deliverable upon the exercise of this Warrant Certificate (in lieu of the Warrant Shares), as appropriate, the number of shares of stock, other securities or property to which a Holder of the number of Common Shares equal to the Number of Warrant Shares at the date of the Reorganization Event would have been entitled to, calculated using the Exercise Price, as a result of such Reorganization Event.

         Prior to and as a condition of the consummation of any Reorganization Event, the Company shall cause effective provisions to be made to effect the purposes of this (S)3.3, including, if appropriate, an agreement among the Company, any successor to the Company and the Holder.

                  3.4 Other Event. In case any event shall occur as to which the other provisions of this (S)3 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant Certificate in accordance with the essential intent and principles hereof, then the Holder may request in writing within one hundred twenty (120) days after the occurrence of such event that the Company examine the propriety of an adjustment to the Number of Warrant Shares. Unless the Company and the Holder shall have mutually agreed upon an adjustment, or that no adjustment is required, within thirty (30) days after the receipt of such request, the Company shall appoint a firm of independent certified public accountants of recognized national standing (which may be the regularly engaged accountants of the Company), to give an opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this (S)3, necessary to preserve, the purchase rights represented by this Warrant Certificate. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the holder of this Warrant Certificate and shall make the adjustments described therein. In any event, the Holder and the Company shall each bear one-half of the cost and expense of such opinion.

         (S) 4.   Restrictive Legends.

         Except as otherwise permitted by this (S)4, this Warrant Certificate and each Warrant Certificate issued in exchange or substitution for any Warrant Certificate, and each Warrant Certificate issued upon the registration of transfer of any Warrant Certificate and each certificate representing Warrant Shares and each certificate issued upon the registration of transfer of any Warrant Shares, shall be stamped or otherwise imprinted with a legend in substantially the following form:

         "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE DISTRIBUTED, SOLD, TRANSFERRED, ASSIGNED, HYPOTHECATED OR OFFERED UNLESS THERE IS IN EFFECT A REGISTRATION STATEMENT UNDER SUCH ACT AND LAWS COVERING SUCH SECURITIES OR THE ISSUER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE ISSUER OR A NO-ACTION LETTER FROM THE COMMISSION STATING THAT SUCH DISTRIBUTION, SALE, TRANSFER, ASSIGNMENT, HYPOTHECATION OR OFFER IS EXEMPT FROM THE

         REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND
         LAWS."

         (S) 5.   Availability of Information.

         Following the date of this Warrant Certificate, the Company will continue to comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act insofar as they are applicable to the Company and will comply with all other public information reporting requirements of the Commission (including the requirements of Rule 144 promulgated by the Commission under the Securities Act) from time to time in effect and relating to the availability of an exemption from the Securities Act for the sale of any restricted securities or the sale of securities by Affiliates. The Company will also cooperate with the Holder at the Company's expense to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any restricted securities or the sale of securities by any Affiliate.

         (S) 6.   Reservation of Common Shares.

         The Company will at all times reserve and keep available, for issuance and delivery upon the exercise of this Warrant Certificate and free from preemptive rights, a sufficient number of Common Shares (and, if applicable, other securities) to cover the Warrant Shares issuable upon the exercise of this Warrant Certificate. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable with no liability on the part of the holders thereof.

         (S) 7.   Due Organization; No Violation.

                  7.1 The Company shall at all times be a corporation duly organized and existing and in good standing under the laws of its state of incorporation.

                  7.2 The Company shall not be in violation of (i) any applicable statute, regulation or ordinance (including, without limitation, the Internal Revenue Code) of any federal, state, local or other jurisdiction, or any agency thereof, in any respect materially and adversely affecting its financial or business condition, and (ii) any material indenture, mortgage, deed, agreement, instrument or document to which it is or may become a party, provided that, the Company may exercise in good faith its right to protest and actively pursue the same diligently and by appropriate proceedings.

                  7.3 The Certificate of Incorporation or bylaws of the Company shall not, without the prior written consent of the Holder, be amended to (i) authorize shares of Capital Stock in addition to the shares described in (S)8 (other than shares issuable in respect to the conversion of the Preferred Stock held by Holder or any of Holder's successors or assigns), (ii) eliminate the right of the holders of Common Shares to vote cumulatively with respect to the election of directors, (iii) create a classified board of directors or provide for terms for directors in excess of one year, or (iv) provide for preemptive rights with respect to any shares of Capital Stock (other than preemptive rights granted to Holder pursuant to the Preemptive Rights Agreement).

         (S) 8.   Ownership; Registration of Transfer; Exchange and Substitution
of Warrant.

                  8.1 Ownership of Warrant. Until due presentment for registration, the Company may treat the Person in whose name this Warrant Certificate is registered on the register kept at the Company's principal office as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, except that, if and when this Warrant Certificate is properly assigned to another Person, the Company shall treat such Person as the owner of this Warrant Certificate for all purposes, notwithstanding any notice to the contrary. Subject to the foregoing provisions and to (S) 4, this Warrant Certificate, if properly assigned, may be exercised by the assignee without first having a new Warrant Certificate issued.

                  8.2 Registration of Transfers. Subject to (S) 4 hereof, the Company shall register the transfer of this Warrant Certificate permitted under the terms hereof upon records to be maintained by the Company for that purpose, upon surrender of this Warrant Certificate, with the Form of Assignment attached hereto duly completed and signed, to the Company at the Company's principal office. Upon any such registration of transfer, a new Warrant Certificate, in substantially the form of this Warrant Certificate, shall be issued to the transferee.

                  8.3 Replacement of Warrant Certificate. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and upon delivery of indemnity reasonably satisfactory to the Company in form and amount or, in the case of any such mutilation, upon surrender of this Warrant Certificate for cancellation at the Company's principal office, the Company at its expense will promptly execute and deliver, in lieu thereof, a new Warrant Certificate of like tenor.

                  8.4 Expenses. The Company will pay all expenses, taxes (other than transfer and income taxes) and other charges payable by the Holder in connection with the preparation, issuance and delivery from time to time of this Warrant Certificate or the Warrant Shares.

         (S) 9.   No Rights or Liabilities as Stockholder.

         Nothing contained in this Warrant Certificate shall be construed as conferring upon the Holder any rights as a stockholder of the Company or as imposing any liabilities on the Holder to purchase any securities or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

         (S) 10.  Miscellaneous.

                  10.1 Amendments, Modifications and Waivers. This Warrant Certificate may not be amended, modified, supplemented or otherwise modified except by an express written agreement executed and delivered by the Company and the Holder. Compliance by the Company with the covenants set forth in this Warrant Certificate may be waived only by an express writing executed and delivered by the Holder.

                  10.2 Governing Law. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

                  10.3 Rules of Construction. The rules of construction set forth in (S)13(g) of the Purchase Agreement are applicable to this Warrant Certificate.

                  10.4 Notices. The notice provisions set forth in (S)13(h) of the Purchase Agreement are applicable to this Warrant Certificate.

         (S) 11.  Assignment.

         The Holder may sell, assign or otherwise transfer any of the Warrants and any Common Shares of the Company which are issued pursuant to the exercise of the Warrants subject to the restrictions of any applicable securities laws and further subject to the restrictions stated in Section 4 hereof.

         (S) 12. Preemptive Rights. No holder of any Warrant by reason of holding such Warrant shall have any preemptive right to purchase or subscribe to any securities of the Company, now or hereafter to be authorized.

                                          TANKNOLOGY - NDE INTERNATIONAL, INC.


                                          By: /s/ Jay Allen Chaffee

                                          Its: Chairman

                              NOTICE OF EXERCISE



Tanknology - NDE International, Inc.

         The undersigned hereby elects to exercise the Warrant evidenced by this Warrant Certificate, and to purchase thereunder, the shares covered by said Warrant Certificate and herewith makes payment in full therefor [by delivery herewith of a certified or official bank check payable to the order of the Company in the amount of $____________]
[by agreeing hereby to reduce the outstanding principal balance of the Company's Subordinated Secured Note payable to the undersigned by the amount of $_______] and requests that certificates for such shares be issued in the name of and delivered to ________, whose address is _____________________.


                                                 ------------------------------
                                                 Signature guaranteed:

                                                 Dated:

                                                 ------------------------------

                               FORM OF ASSIGNMENT

                  FOR VALUE RECEIVED, _______________________________ hereby sells, assigns and transfers to _______________________________ all of the rights of the undersigned in and to this Warrant, the foregoing Warrant Certificate with respect to said Warrant, and the Common Shares issuable upon exercise of said Warrant.

                                           Name of
                                           Holder (Print):
                                                          -------------------
                                           Dated:
                                                 ----------------------------
                                           (By:)
                                                 ----------------------------
                                           (Title:)
                                                   --------------------------

                                   EXHIBIT 3

           --------------------------------------------------------

                         CERTIFICATE OF DESIGNATION OF
                      PREFERENCES AND RIGHTS OF SERIES A
                  REDEEMABLE CONVERTIBLE PREFERRED STOCK OF
                      TANKNOLOGY-NDE INTERNATIONAL, INC.

           --------------------------------------------------------


                               TABLE OF CONTENTS

1.   Designation and Amount.............................................  1

2.   Dividends..........................................................  1

3.   Preference on Liquidation or Sale..................................  1

4.   Redemption.........................................................  2

5.   Conversion Rights..................................................  3
     a.  Conversion Right...............................................  3
     b.  Conversion Price...............................................  3
     c.  Mechanics of Conversion........................................  3
     d.  Fractional Shares..............................................  4
     e.  Adjustment For Change in Capital Stock.........................  4
     f.  Adjustment for Other Distributions.............................  5
     g.  Preservation of Conversion Rights Upon Reclassification,
         Consolidation, etc.............................................  5
     h.  When Adjustment May Be Deferred................................  6
     i.  When Adjustment Is Not Required................................  6
     j.  Notice of Adjustments and Certain Transactions.................  6
     k.  Reservation of Stock Issuable Upon Conversion..................  7
     l.  Payment of Taxes...............................................  8
     m.  No Reissuance of Preferred Stock...............................  8

6.   Authorization of Additional Classes of Shares......................  8

7.   Reissuance of Shares...............................................  8

8.   Preemptive Rights..................................................  8

9.   Voting Rights......................................................  8
            (a)    General..............................................  8
            (b)    Class Voting.........................................  9
            (c)    Removal and Vacancy..................................  9

10.  Sale, Transfer and Assignment......................................  9

                         CERTIFICATE OF DESIGNATION OF
                       PREFERENCES AND RIGHTS OF SERIES A
                   REDEEMABLE CONVERTIBLE PREFERRED STOCK OF
                       TANKNOLOGY-NDE INTERNATIONAL, INC.

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware


          We, the undersigned, Jay Allen Chaffee, Chairman of the Board, and David G. Osowski, Secretary, respectively, of Tanknology-NDE International, Inc., a Delaware corporation (the "Corporation"), pursuant to the provisions of
Section 151 of the General Corporation Law of the State of Delaware, do hereby make this Certificate of Designation and do hereby state and certify that, pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the Board of Directors at a meeting held on December 22, 1997, unanimously adopted the following resolutions providing for the issuance of a series of Preferred Stock designated as the Series A Redeemable Convertible Preferred Stock:

          RESOLVED, that the Board of Directors of the Corporation, pursuant to the authority expressly vested in it by the Certificate of Incorporation, does hereby provide for the issue of a series of the Corporation's Preferred Stock, par value of $.0001 per share, and does hereby fix and herein state the preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein that are defined in the Certificate of Incorporation to have the meanings provided therein):

          1. Designation and Amount. There shall be a series of Preferred Stock designated as "Series A Redeemable Convertible Preferred Stock" ("Series A Preferred"), and the number of shares constituting such series shall initially be 150.

          2. Dividends. The holders of shares of Series A Preferred shall be entitled to receive annual dividends of $1000.00 per share payable beginning on June 30, 1998, semi-annually in arrears on June 30 and December 31.

          3. Preference on Liquidation or Sale. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Series A Preferred shall be entitled to receive, in preference to all shares of any class, series or issue of capital stock of the Corporation ranking junior to the Series A Preferred in payments upon liquidation (the "Common Stock"), an amount in cash for each share of Series A Preferred equal to $10,000.00 (the "Liquidation Preference), before any distribution shall be made to the holders of the Common Stock upon the liquidation, dissolution or winding up of the Corporation. The currently outstanding capital stock of the Corporation is junior to the Series A Preferred. If upon any liquidation, dissolution or winding up of the Corporation, the assets distributable among the holders of Series A Preferred shall be insufficient to permit the payment in full of the Liquidation Preference to all the holders of the then outstanding shares of Series A Preferred, then the entire assets of the Corporation thus distributable shall be distributed ratably among the holders of the Series A Preferred in proportion to the respective aggregate amounts otherwise payable with respect thereto. A consolidation or merger of the Corporation with or into one or more corporations or the sale or transfer of all or substantially all of the assets of the Corporation shall not be deemed to be a liquidation, dissolution or winding up of the Corporation, if, as a result of such consolidation, merger, sale or transfer, the holders of Series A Preferred retain the liquidation preference set forth in this Section 3.

          4.   Redemption.   At any time after the later of (i) June 30, 2001
and (ii) the date upon which all principal and interest on the $6,500,000.00 note payable to DH Holdings Corp. and dated December 23, 1997, is paid in full, the Corporation may redeem either (i) all, or (ii) in any single redemption or series of redemptions, an aggregate not exceeding 49% of, the outstanding shares of Series A Preferred at the redemption price per share, payable in cash, of $10,000.00 (the "Redemption Price"). Any shares of Series A Preferred which are outstanding at December 31, 2004, shall be redeemed by the Corporation at the Redemption Price.

          Notice of any proposed redemption of shares of Series A Preferred shall be made by means of certified mail return receipt requested, addressed to the holders identified in the records of the Corporation (the "Registered Holders") of the Series A Preferred to be redeemed, at their respective addresses then appearing on the books of the Corporation, not less than thirty
(30) nor more than sixty (60) days prior to the date fixed for such redemption (herein referred to as the "Redemption Date"). Each such notice shall specify
(i) the Redemption Date, (ii) the Redemption Price, (iii) the place for payment and for delivering the stock certificate(s) and transfer instruments(s) in order to collect the Redemption Price, (iv) the shares of Series A Preferred to be redeemed and (v) the then effective Conversion Price (as defined below in Section 5(b)) and that the right of holders of Series A Preferred being redeemed to exercise their conversion right shall terminate as to such shares at the close of business on the fifth business day prior to (and exclusive of) the Redemption Date.

          The Registered Holder of any shares of Series A Preferred redeemed upon any exercise of the Corporation's redemption right shall not be entitled to receive payment of the Redemption Price until such holder shall cause to be delivered to the place specified in the notice given with respect to such redemption (i) the certificate(s) representing such Series A Preferred and (ii) transfer instrument(s) satisfactory to the Corporation and sufficient to transfer such Series A Preferred to the Corporation free of any adverse interest. No interest shall accrue on the Redemption Price of any Series A Preferred after its Redemption Date. Any redemption of less than all outstanding shares of Series A Preferred shall be pro rata in proportion to each Registered Holder's ownership percentage of all outstanding Series A Preferred.

          At the close of business on the Redemption Date for any Series A Preferred, such stock shall be deemed to cease to be outstanding and all rights of any person other than the Corporation in such stock shall be extinguished on the Redemption Date for such stock except for the right to receive the Redemption Price, without interest, for such stock in accordance with the provisions of this Section 4, subject to applicable escheat laws.

          In the event that any Series A Preferred shall, pursuant to Section 5, be converted into Common Stock, (i) the Corporation shall not have the right to redeem such stock and (ii) any funds which shall have been deposited for the payment of the Redemption Price for such stock shall be returned to the Corporation immediately after such conversion.

          5. Conversion Rights. Each share of Series A Preferred shall be convertible into Common Stock as follows:

               a.  Conversion Right.  Subject to, and upon compliance with, the
                   ----------------
     provisions of this Section 5, at the option of the registered holder, the shares of Series A Preferred may be converted into the number of fully paid and nonassessable shares of Common Stock set forth in paragraph (b) of this
     Section 5 at any time after December 31, 1997.

               b.  Conversion Price.  Each share of Series A Preferred may be
                   ----------------
     converted into such number of shares of Common Stock as is determined by dividing the sum of $10,000.00 by the Conversion Price in effect on the Conversion Date, with the resulting amount rounded to the nearest whole share. The Conversion Price (the "Conversion Price") at which shares of Common Stock shall be issuable upon conversion of shares of the Series A Preferred initially shall be $0.50. The Conversion Price shall be subject to adjustment as set forth in paragraphs (e) through (g) of this Section 5.

               c.  Mechanics of Conversion.  The holder of any shares of Series
                   -----------------------
     A Preferred may exercise the conversion right specified in paragraph (a) of this Section 5 as to all or any part thereof by surrendering to the Corporation or to such other person as the Board of Directors may have designated, the certificate or certificates for the shares to be converted, duly endorsed and assigned to the Corporation or in blank, accompanied by written notice stating that the holder elects to convert all or a specified portion of the shares represented thereby. Conversion shall be considered to have been effected at the close of business on the date when delivery of notice of an election to convert and certificates for the shares to be converted is made in accordance with this Section 5(c), and such date is referred to herein as the "Conversion Date." Subject to the provisions of paragraphs (e) through (g) of this Section 5, as promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Series A Preferred), the Corporation shall issue and deliver to a converting holder or, upon the written order of such holder, to another person so designated, subject to any applicable securities laws, a certificate or certificates for the number of whole shares of Common Stock to which such holder is entitled. The person in whose name the certificate or certificates for Common Stock are to be issued shall be considered to have become a holder of record of such Common Stock as of the close of business on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred surrendered for conversion, the Corporation shall issue and deliver to the holder, or, upon the written order of the holder of the certificate so surrendered for conversion, to another person at the expense of the Corporation, a new certificate covering the number of shares of Series A Preferred representing the unconverted portion of the certificate so surrendered.

               d.  Fractional Shares.  The Corporation shall not be required to
                   -----------------
     issue fractional shares of Common Stock on the conversion of the Series A Preferred. The record holder and any subsequent holder of Series A Preferred by the acceptance thereof expressly waives his right to receive any fractional shares upon conversion of any shares of Series A Preferred.

               e.  Adjustment For Change in Capital Stock.  The Conversion Price
                   --------------------------------------
     shall be subject to adjustment from time to time in case the Corporation shall (i) declare a dividend or make a distribution payable in Common Stock on any class or series of capital stock of the Corporation other than the Series A Preferred, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock or (v) issue by reclassification of its Common Stock any shares of its capital stock. The Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately reduced in the case of any increase in the number of shares of Common Stock outstanding, and increased in the case of any reduction in the number of shares of Common Stock outstanding, so that the holder of any Series A Preferred surrendered for conversion after such time shall be entitled to receive the kind and number of shares of Common Stock that he or she would have owned or have been entitled to receive had such Series A Preferred been converted into Common Stock immediately prior to such time and had such Common Stock received such dividend or other distribution or participated in such subdivision, combination or reclassification. Such adjustment shall be effective as of the record date for such dividend or distribution or the effective date of such combination, subdivision or reclassification and shall be made successively whenever any event listed above shall occur.

               If after an adjustment a holder of Series A Preferred upon its conversion may receive shares of two or more classes of capital stock of the Corporation, the Board of Directors shall determine the allocation of the adjusted Conversion Price between or among the classes of capital stock. After such allocation, the Conversion Prices of the classes of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock herein in this Section 5.

               f.  Adjustment for Other Distributions.  If the Corporation
                   ----------------------------------
     distributes to all holders of its Common Stock any of its assets or debt securities or any rights or warrants to purchase assets, debt securities or other securities of the Corporation (including, without limitation, by way of dividend or spin-off, reclassification, recapitalization or similar rearrangement), the Conversion Price shall be adjusted in accordance with the following formula:

                           M - F
               C' = C x   -------
                             M

     where

     C' =  the adjusted Conversion Price.

     C  =  the then current Conversion Price.

     M = the fair market value (as reasonably determined by the Board of Directors in good faith) of each share of Common Stock outstanding on a fully diluted basis on the record date mentioned below.

     F = the fair market value on the record date of the assets, securities, rights or warrants distributed which are applicable to one share of Common Stock (as reasonably determined by the Board of Directors in good faith).

               The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution. This paragraph does not apply to (a) dividends or distributions in cash or in property paid out of consolidated current or retained earnings as shown on the books of the Corporation and determined in accordance with generally accepted accounting principles or (b) any distributions requiring an adjustment under any other provision of this
     Section 5.

               g.  Preservation of Conversion Rights Upon Reclassification,
                   --------------------------------------------------------
     Consolidation, etc.  In case of (i) any reclassification or change of
     -------------------
     outstanding Common Stock or other securities issuable upon conversion of the Series A Preferred (other than a change in par value or as a result of a subdivision or combination of shares of Common Stock), (ii) any consolidation or merger of the Corporation with another corporation (other than a consolidation or merger in which the Corporation is the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of Common Stock) or (iii) any sale or conveyance to another corporation of the property of the Corporation, then the
                                                                ----
     Corporation or such successor or purchasing corporation, as the case may be, shall be required to provide that subject to the obligations and rights of the

     Corporation in Sections 3 and 4, (a) a holder of Series A Preferred shall have the right thereafter to receive upon conversion of the Series A Preferred the kind and amount of shares and other securities and property that such holder would have owned or have been entitled to receive after the happening of such reclassification, consolidation, merger, sale or conveyance had such Series A Preferred been converted immediately prior to such action and (b) such right shall be subject to adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5(g) shall similarly apply to successive reclassifications, consolidations, mergers, sales or conveyances.

               h.  When Adjustment May Be Deferred.  No adjustment in the
                   -------------------------------
     Conversion Price need be made unless the adjustment would require an increase or decrease of at least $.02 in the Conversion Price. Any adjustments which are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations of the Conversion Price shall be made to the nearest cent.

               i.  When Adjustment Is Not Required.  Unless this Section 5
                   -------------------------------
     provides otherwise, no adjustment in the Conversion Price shall be made because the Corporation issues, in exchange for cash, property or services, Common Stock, or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase Common Stock or such convertible or exchangeable securities. Furthermore, no adjustment in the Conversion Price need be made under this Section 5 in the event the par value of the Common Stock is changed; provided, however, that in no event
                                           --------  -------
     shall the Corporation increase the par value of the Common Stock to an amount greater than the Conversion Price that would be in effect subsequent to the transaction in which the par value would be increased.

                j.  Notice of Adjustments and Certain Transactions.
                    ----------------------------------------------

                    1. Whenever the number of shares of Common Stock purchasable upon the conversion of the Series A Preferred or the Conversion Price of such shares is adjusted, as herein provided, the Corporation shall within 15 days after the effective date of such adjustment, notify each record holder of Series A Preferred of such adjustment or adjustments setting forth the number of shares of Common Stock purchasable upon the conversion of the Series A Preferred and the Conversion Price after such adjustment and setting forth the computation by which such adjustment was made.

                    2. In case at any time (i) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a sale of all or substantially all of the assets of the Corporation, or a consolidation or merger of the Corporation with another corporation (other than a merger in which the Corporation is the continuing corporation, and which does not result in any reclassification or change of the then outstanding shares of Common Stock or other capital stock issuable upon conversion of the Series A Preferred other than a change in par value or a subdivision or combination of such shares);
          (ii) there shall be a distribution of Corporation non-cash assets to all of the holders of Common Stock; (iii) there shall be a subscription offer made to all holders of Common Stock; or (iv) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, in any one or more of said cases,
                                         ----
          the Corporation shall cause to be sent by certified mail return receipt requested, facsimile or telex to each of the Registered Holders, at the earliest practicable time (and in any event not less than 15 days before any record date or other date set for definitive action), written notice of the date on which the books of the Corporation shall close or a record shall be taken or such distribution, reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the kind and amount of the shares of stock and other securities and property deliverable upon conversion of the Series A Preferred. Such notice shall also specify the date as of which the record holders of the shares of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be (on which date, in the event of voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the right to convert the Series A Preferred shall terminate).

                    3. Without limiting the obligation of the Corporation to provide notice to the Registered Holders of corporate actions hereunder, it is agreed that failure of the Corporation to give notice shall not invalidate such corporate action of the Corporation.

               k.  Reservation of Stock Issuable Upon Conversion.  The
                   ---------------------------------------------
     Corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred, the number of shares of Common Stock then issuable upon the conversion of all outstanding shares of Series A Preferred. For the purpose of this Section 5(k), the number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred shall be computed as if at the time of computation of such number of shares of Common Stock all outstanding shares of Series A Preferred were held by a single holder. The Corporation shall from time to time, in accordance with applicable law, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of Series A Preferred at the time outstanding. If any shares of Common Stock required to be reserved for issuance upon conversion of shares of Series A Preferred hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon such conversion, the Corporation will in good faith and as promptly as practicable use all reasonable efforts to cause such shares to be so registered or approved.

               l.  Payment of Taxes.  The Corporation will pay any and all taxes
                   ----------------
     that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of shares of Series A Preferred pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or transfer and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid. In no event shall the Corporation be required to pay or reimburse a Registered Holder for any income tax payable by such holder as a result of such issuance.

               m.  No Reissuance of Preferred Stock.  Shares of Series A
                   --------------------------------
     Preferred converted as provided herein will be cancelled.

          6. Authorization of Additional Classes of Shares. So long as any shares of Series A Preferred remain outstanding, the Board of Directors shall not authorize the creation of a new class or series of shares having dividend rights or liquidation preferences or other rights equal, prior or superior to the Series A Preferred, or increase the dividend rights or liquidation preferences of any class or series in such a manner as to make such class or series become equal, prior or superior to the Series A Preferred, without first obtaining the written consent of holders holding a majority of the then outstanding shares of Series A Preferred.

          7. Reissuance of Shares. Any shares of the Series A Preferred which are redeemed or otherwise reacquired by the Corporation shall assume the status of authorized but unissued Preferred Stock undesignated as to series, subject to later issuance, and shall not be reissued as shares of Series A Preferred.

          8. Preemptive Rights. No holder of shares of Series A Preferred by reason of holding such shares shall have any preemptive or preferential right to purchase or subscribe to any securities of the Corporation, now or hereafter to be authorized.

           9.  Voting Rights.

          (a) General.  The holders of the Series A Preferred Stock will be
              -------
entitled to 20,000 votes per share of Series A Preferred, subject to adjustment in accordance with Article 5 hereof, on all matters subject to a vote of stockholders of the Corporation (except as provided in subsection 9(b) below), such that holders of the Series A Preferred shall have the same voting rights as they would have if the shares of Series A Preferred held by them had been converted into Common Stock.

          (b) Class Voting.  Except as specified herein, the holders of the
              ------------
Common Stock and the holders of the Series A Preferred shall be entitled to vote as separate classes only when required by applicable law to do so. So long as any shares of Series A Preferred remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 66-2/3% of all outstanding Series A Preferred voting separately as a class, (i) amend, alter or repeal (by merger or otherwise) any provision of the Certificate of Incorporation or the Bylaws of the Corporation, as amended, or this Certificate of Designation, so as to adversely affect the relative rights, preferences, qualification, limitations or restrictions of the Series A Preferred; (ii) increase the number of members of the Board of Directors to more than seven (7); or (iii) effect any reclassification of the Series A Preferred. As long as at least one-half (1/2) of the originally issued shares of Series A Preferred are outstanding, the holders of the Series A Preferred shall have the right to elect one member of the Board of Directors by the affirmative vote of a majority of the Series A Preferred shares that are then voting.

          (c) Removal and Vacancy.  Only Holders of the Series A Preferred (to
              --------------------
the extent they are entitled to vote thereon) shall be entitled to vote on the removal, with cause, of any director elected by the holders of Series A Preferred (to the extent they are entitled to vote thereon). Any vacancy in the office of a director created by the death, resignation or removal of a director elected by the holders of the Series A Preferred (to the extent they are entitled to vote thereon) may be filled only by a vote of holders of the Series A Preferred. Any director elected by the stockholders to fill a vacancy shall serve until the annual meeting at which time such director's term expires and until his or her successor has been elected and has qualified, unless removed and replaced pursuant to this subsection 9(c).

     10. Sale, Transfer and Assignment. Except as otherwise provided in this Section 10, the Series A Preferred may not be sold, transferred or assigned, without the express written consent of the Corporation. Any attempted sale, transfer or assignment shall be null and void without the express written consent of the Corporation; provided that, the sale, transfer or assignment of any Common Stock received pursuant to the conversion of the Series A Preferred shall not be prohibited by this Section 10; further provided that, the Series A Preferred may be assigned to Danaher Corporation or any affiliate of Danaher Corporation. For purposes of this Section 10, the term "affiliate" means any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with respect to Danaher Corporation.

     RESOLVED FURTHER, that, before the Corporation shall issue any shares of the Series A Preferred, a certificate pursuant to Section 151 of the General Corporation Law of the State of Delaware shall be made, executed, acknowledged, filed and recorded in accordance with the provisions of said Section 151; and that the proper officers of the Corporation are hereby authorized and directed to do all acts and things which may be necessary or proper in their opinion to carry into effect the purposes and intent of this and the foregoing resolutions.

          IN WITNESS WHEREOF, this Certificate of Designation has been made under the seal of the Corporation and the hands of the undersigned, said Jay Allen Chaffee, Chairman of the Board, and Carol Rogerson, Assistant Secretary, respectively, of the Corporation, this 23rd day of December, 1997.


                              TANKNOLOGY-NDE INTERNATIONAL, INC.



                              By: /s/ Jay Allen Chaffee
                                  ----------------------
                                  Jay Allen Chaffee
                                  Chairman of the Board

ATTEST:


/s/ Carol Rogerson
------------------
Carol Rogerson
Assistant Secretary

                                   EXHIBIT 4

================================================================================

                         REGISTRATION RIGHTS AGREEMENT

================================================================================

                               TABLE OF CONTENTS


1.      Definitions..................................................... 1
        -----------
             1.1   Code................................................. 1
                   ----
             1.2   Commission........................................... 1
                   ----------
             1.3   Demand Registration.................................. 1
                   -------------------
             1.4   Exchange Act......................................... 1
                   ------------
             1.5   Exempt Offering...................................... 1
                   ---------------
             1.6   Registrable Common................................... 1
                   ------------------
             1.7   Registration Notice.................................. 2
                   -------------------
             1.8   Requesting Holders................................... 2
                   ------------------
             1.9   Rule 144............................................. 2
                   --------
             1.10  Securities Act....................................... 2
                   --------------
             1.11  Selling Stockholder.................................. 2
                   -------------------

2.      Piggyback Registration Rights................................... 2
        -----------------------------

3.      Demand Registration Rights...................................... 3
        --------------------------

4.      Registration Procedures......................................... 4
        -----------------------

5.      Underwriting Agreement.......................................... 6
        ----------------------

6.      Priority in Registrations....................................... 6
        -------------------------

7.      Rule 144 Reporting.............................................. 7
        ------------------

8.      Adjustments Affecting Registrable Common........................ 7
        ----------------------------------------

9.      Registration Expenses........................................... 7
        ---------------------

10.     Participation in Underwritten Registrations..................... 8
        -------------------------------------------

11.     Assignment of Registration Rights............................... 8
        ---------------------------------

12.     Indemnification and Contribution................................ 8
        --------------------------------
             12.1  Indemnification by the Company....................... 8
                   ------------------------------
             12.2  Conduct of Indemnification Proceedings............... 9
                   --------------------------------------
             12.3  Indemnification by Holders of Registrable Common..... 9
                   ------------------------------------------------
             12.4  Contribution.........................................10
                   ------------

13.     Miscellaneous.................................................. 11
        -------------
             13.1  Amendments.......................................... 11
                   ----------
             13.2  Notices............................................. 11
                   -------
             13.3  Successors and Assigns.............................. 12
                   ----------------------
             13.4  Counterparts........................................ 12
                   ------------
             13.5  Headings............................................ 12
                   --------
             13.6  Governing Law....................................... 12
                   -------------
             13.7  Entire Agreement; Termination....................... 12
                   -----------------------------

                         REGISTRATION RIGHTS AGREEMENT


     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of December 23, 1997 by and between Tanknology-NDE International, Inc., a Delaware corporation ("TNDE" or the "Company"), and DH Holdings Corp., a Delaware corporation ("DH").

     WHEREAS, pursuant to the Note, Preferred Stock and Warrant Purchase Agreement entered into between TNDE, ProEco, Inc., a Delaware corporation, Tanknology/NDE Corporation, a Delaware corporation, 2368642 Canada, Inc., a Canadian Federal corporation, Tanknology-NDE Construction Services Inc., a Delaware corporation and DH on December 23, 1997 (the "Purchase Agreement"), DH has purchased preferred stock of TNDE (the "Preferred Stock") which is initially convertible into 3,000,000 shares of TNDE's common stock, par value of $.0001 per share (the "Common Stock"), and warrants (the "Warrants") for the purchase of 4,500,000 shares of Common Stock; and

     WHEREAS, in order to induce DH to enter into the Purchase Agreement, TNDE has agreed to provide registration rights on the terms set forth in this Agreement for the benefit of DH;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     1.   DEFINITIONS.  The following capitalized terms shall have the meanings
          -----------
assigned to them in this Section 1 or in the parts of this Agreement referred to
                         ---------
below:

          1.1  Code:  the Internal Revenue Code of 1986, as amended, and any
               ----
     successor thereto.

          1.2  Commission:  the Securities and Exchange Commission, and any
               ----------
     successor thereto.

          1.3  Demand Registration:  as defined in Section 3.
               -------------------                 ---------

          1.4  Exchange Act:  the Securities Exchange Act of 1934, as amended,
               ------------
     and any successor thereto, and the rules and regulations thereunder.

          1.5  Exempt Offering: an offering or issuance of shares in connection
               ---------------
     with (i) employee compensation or benefit plans or (ii) one or more acquisition transactions under a Registration Statement on either Form S-1 or form S-4 under the Securities Act (or a successor to either Form S-1 or Form S-4).

          1.6  Registrable Common:  shares of Common Stock that are issuable or
               ------------------
     issued to DH pursuant to the conversion of the Preferred Stock or the exercise of the Warrants and any additional shares of Common Stock issued or distributed in respect of any other shares of Common Stock by way of a stock dividend or distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise. For purposes of this Agreement, shares of Registrable Common will cease to be Registrable Common when and to the extent that a registration statement covering such shares has been declared effective under the Securities Act.

          1.7  Registration Notice:  as defined in Section 2.
               -------------------                 ---------

          1.8  Requesting Holders:  as defined in Section 3.
               ------------------                 ---------

          1.9  Rule 144:  Securities Act Rule 144 (or any similar or successor
               --------
     provision under the Securities Act).

          1.1  Securities Act:  the Securities Act of 1933, as amended, and any
               --------------
     successor thereto, and the rules and regulations thereunder.

          1.1  Selling Stockholder:  as defined in Section 12.
               -------------------                 ----------

     2.   Piggyback Registration Rights.  At any time during the term of this
          -----------------------------
Agreement that shares of Registrable Common remain outstanding, if TNDE proposes to register any Common Stock under the Securities Act for a public offering for cash, other than a registration relating to an Exempt Offering, TNDE will give DH prompt written notice of its intent to do so (a "Registration Notice") at least 45 days prior to the filing of the related registration statement with the Commission. Such notice shall specify the approximate date on which TNDE proposes to file such registration statement and shall set forth the maximum number of shares of Common Stock which TNDE intends to register in the proposed offering. Upon receipt of a Registration Notice, DH shall be entitled to participate on the same terms and conditions as TNDE in the public offering to which such Registration Notice relates and to offer and sell shares of Registrable Common therein to the extent provided in this Section 2. DH shall
                                                          ---------
notify TNDE of its desire to participate in such offering no later than thirty days following the Registration Notice, which notice shall state the aggregate number of shares of Registrable Common that DH then desires to sell in the offering. TNDE shall select in its sole discretion, any managing underwriter or underwriters to administer such offering, and shall determine in its sole discretion the offering price and underwriting discount or commission. If DH desires to participate in such public offering, DH may include shares of Registrable Common in the registration statement relating to the offering to the extent that the inclusion of such shares shall not reduce the number of shares of Common Stock to be offered and sold by TNDE to be included therein. If the lead managing underwriter selected by TNDE for a public offering (or, if the offering is not underwritten, a financial advisor to TNDE) determines that marketing factors require a limitation on the number of shares of Registrable Common to be offered and sold in such offering and notifies DH in writing to that effect, there shall be included in the offering only that number of shares of Registrable Common, if any, that such lead managing underwriter or financial advisor, as the case may be, believes will not jeopardize the success of the offering. In this regard, priority in registration shall be determined in accordance with Section 6 hereof. No registration effected under this Section 2 shall relieve TNDE of its obligation to effect any registration upon request under Section 3, nor shall any registration under this section 2 be deemed to have been effected under
Section 3.

     3.   Demand Registration Rights.  At any time during the period beginning
          --------------------------
on the second anniversary of the date of this Agreement and ending on December 31, 2007, DH may request in writing that TNDE file a registration statement under the Securities Act covering the registration of all or a part of the shares of Registrable Common then held by DH (a "Demand Registration"). TNDE shall use its commercially reasonable best efforts to effect as soon as practicable the registration under the Securities Act in accordance with Section
                                                                         -------
4 hereof (including without limitation, the execution of an undertaking to file
-
post-effective amendments) of all shares of Registrable Common which DH requests be registered within 30 days after the mailing of such notice; provided,
                                                               --------
however, that TNDE shall be obligated to effect only two Demand Registrations
-------
pursuant to this Section 3. In connection with a Demand Registration, DH, in its
                 ---------
sole discretion, shall determine whether (a) to proceed with, withdraw from or terminate such offering and (b) to take such actions as may be necessary to close the sale of Registrable Common contemplated by such offering, including, without limitation, waiving any conditions to closing such sale that may not have been fulfilled. In the event DH exercises its discretion under this paragraph to terminate a proposed Demand Registration, the terminated Demand Registration shall not constitute a Demand Registration under this Section 3
                                                                   ---------
only if the determination to terminate such Demand Registration (i) follows the exercise by TNDE of any of its rights provided by the last two paragraphs of this Section 3 or (ii) results from a material adverse change in the condition
     ---------
(financial or other), results of operations or business of TNDE and its subsidiaries taken as a whole. TNDE expressly reserves the right to select, subject to the approval of DH (which approval shall not be unreasonably withheld), any managing underwriter or underwriters to administer such offering; and DH shall determine the offering price and underwriting discount or commission.

     Notwithstanding the preceding paragraph, if TNDE shall furnish to DH a certificate signed by the President of TNDE stating that in the reasonable judgment of the President, it would be detrimental to TNDE or its stockholders if such registration statement were to be filed and it is therefore beneficial to defer the filing of such registration statement, TNDE shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of DH. TNDE shall promptly give notice to DH at the end of any delay period under this paragraph.

     Notwithstanding the preceding two paragraphs, if at the time of any request by DH for a Demand Registration, TNDE has plans to file within 90 days after such request for the sale of any of its securities in a public offering under the Securities Act (other than an Exempt Offering), no Demand Registration shall be initiated under this Section 3 until 90 days after the effective date of
                        ---------
such registration unless TNDE is no longer actively employing in good faith all reasonable efforts to effect such registration; provided that TNDE shall provide
                                                --------
DH the right to participate in such public offering pursuant to, and subject to,

Section 2 hereof.
---------

     4.   Registration Procedures.  In connection with registrations under
          -----------------------
Sections 2 and 3 hereof, and subject to the terms and conditions contained
----------     -
therein, TNDE shall:

          (a) use its commercially reasonable best efforts to prepare and file with the Commission as soon as reasonably practicable, a registration statement with respect to the Registrable Common and use its commercially reasonable best efforts to cause such registration to become and remain effective for a period of at least 120 days (or such shorter period during which DH shall have sold all Registrable Common which it requested to be registered);

          (b) prepare and file with the Commission such amendments (including post-effective amendments) to such registration statement and supplements to the related prospectus to reflect appropriately the plan of distribution of the securities registered thereunder until the completion of the distribution contemplated by such registration statement or for so long thereafter as a dealer is required by law to deliver a prospectus in connection with the offer and sale of the shares of Registrable Common covered by such registration statement and/or as shall be necessary so that neither such registration statement nor the related prospectus shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and so that such registration statement and the related prospectus will otherwise comply with applicable legal requirements;

          (c) provide to DH's counsel an opportunity to review and provide comments with respect to such registration statement and each prospectus included therein (and any post-effective amendment or supplements thereto) prior to such registration statement (or post-effective amendment or supplements) becoming effective;

          (d) use its commercially reasonable best efforts to register and qualify the Registrable Common covered by such registration statement under applicable securities or "Blue Sky" laws of such jurisdictions as DH shall reasonably request for the distribution of the Registrable Common, and to keep such registrations or qualifications in effect for as long as the Securities Act registration of such Registrable Common remains in effect;

          (e) take such other actions as are reasonable and necessary to comply with the requirements of the Securities Act;

          (f) furnish such number of prospectuses (including preliminary prospectuses) and documents incident thereto as DH from time to time may reasonably request;

          (g) provide to DH and any managing underwriter participating in any distribution thereof, and to any attorney, accountant or other agent retained by DH or managing underwriter, reasonable access to appropriate officers and directors of TNDE to ask questions and to obtain information reasonably requested by DH or any managing underwriter, attorney, accountant or other agent in connection with such registration statement or any amendment thereto, as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act of 1933; provided,
                                                                     --------
     however, that (i) in connection with any such access or request, any such
     -------
     requesting persons shall cooperate to the extent reasonably practicable to minimize any disruption to the operation by TNDE of its business and (ii) any records, information or documents shall be kept confidential by such requesting persons, unless (A) such records, information or documents are in the public domain or otherwise publicly available or (B) disclosure of such records, information or documents is required by court or administrative order or by applicable law (including, without limitation, the Securities Act);

          (h) notify DH and the managing underwriters participating in the distribution pursuant to such registration statement promptly (i) when TNDE is informed that such registration statement or any post-effective amendment to such registration statement becomes effective, (ii) of any request by the Commission for an amendment or any supplement to such registration statement or any related prospectus, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or of any order preventing or suspending the use of any related prospectus or the initiation or threat of any proceeding for that purpose, (iv) of the suspension of the qualification of any shares of Registrable Common included in such registration statement for sale in any jurisdiction or the initiation or threat of a proceeding for that purpose,
     (v) of any determination by TNDE that any event has occurred which makes untrue any statement of a material fact made in such registration statement or any related prospectus or which requires the making of a change in such registration statement or any related prospectus in order that the same will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (vi) of the completion of the distribution contemplated by such registration statement if it relates to an offering by TNDE and (vii) when the registration statement, the prospectus or any prospectus supplement related thereto or post-effective-amendment to the registration statement has been filed;

          (i) in the event of the issuance of any stop order suspending the effectiveness of such registration statement or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any shares of Registrable Common included in such registration statement for sale in any jurisdiction, use its commercially reasonable best efforts to obtain its withdrawal;

          (j) otherwise use its commercially reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than fifteen months after the effective date of such registration statement, an earnings statement covering the period of at least twelve months beginning with the first full fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

          (k) use reasonable diligence to cause all shares of Registrable Common included in such registration statement to be listed on any securities exchange (including, for this purpose, the Nasdaq National Market) on which the Common Stock is then listed at the initiation of TNDE;

          (l) use reasonable diligence to obtain an opinion from legal counsel in customary form and covering such matters of the type customarily covered by opinions as the underwriters, if any, may reasonably request;

          (m) provide a transfer agent and registrar for all such Registrable Common not later than the effective date of such registration statement;

          (n) enter into such customary agreements (including an underwriting agreement in customary form) as the underwriters, if any, may reasonably request in order to expedite or facilitate the disposition of such shares of Registrable Common;

          (o) use reasonable diligence to obtain a "comfort letter" from TNDE's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the underwriters, if any, may reasonably request; and

          (p) use all reasonable efforts to cause all Registrable Common covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Holders to consummate the disposition of such Registrable Common.

As used in this Section 4 and elsewhere herein, the term "underwriters" does not
                ---------
include DH.

     5.   Underwriting Agreement.  In connection with each registration pursuant
          ----------------------
to Sections 2 and 3 covering an underwritten registered public offering, TNDE
   ----------     -
and DH agree to enter into a written agreement with the managing underwriter in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of TNDE's size and investment stature, including provisions for representations, warranties and indemnification by TNDE and each Selling Stockholder which may be different from those described in Section 12 hereof.
                                  ----------

     6.   Priority in Registrations. If (i) a registration pursuant to Section 2
          -------------------------
hereof involves an underwritten offering of securities and (ii) the managing underwriter shall inform the Company and the holders of the Registrable Common requesting such registration of its belief that the number of securities requested to be included in such registration exceeds the number that can be sold in such offering, then the Company will include in such registration, to the extent to which the Company is advised can be sold in such offering, securities as follows:

          (i) if such registration is for an offering of securities for the account of the Company, first, all securities proposed by the Company to be sold for its own account, second, such Registrable Common requested by the Selling Stockholders to be included in such registration pursuant to
     Section 2 hereof and then all other securities of the Company requested to be included in such registration;

          (ii)  if such registration is for other than an offering described in
     (i) above, such Registrable Common requested to be included in such registration and all other securities proposed by the Company to be sold for its own account shall be included in such registration pro rata on the basis of the number of shares of such Registrable Common and such other securities so proposed to be sold.


     7.   Rule 144 Reporting.  With a view to making available the benefits of
          ------------------
certain rules and regulations of the Commission which may permit the sale of the shares of Registrable Common held by DH to the public without registration, TNDE agrees to:

          (a) make and keep public information available (as those terms are understood and defined in Rule 144) at all times from and after one year after the date hereof until such date as no shares of Registrable Common remain outstanding;

          (b) use its commercially reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of TNDE under the Securities Act and the Exchange Act at any time that it is subject to such reporting requirements until such date as no shares of Registrable Common remain outstanding; and

          (c) if required by the transfer agent and registrar for the Common Stock, use reasonable diligence to obtain an opinion from legal counsel addressed to such transfer agent and registrar, with respect to any sale of shares of Registerable Common pursuant to Rule 144.

     8.   Adjustments Affecting Registrable Common.  The Company will not effect
          ----------------------------------------
or permit to occur any combination or subdivision of Registrable Common for so long as DH holds shares of Registrable Common, and except as permitted by
Section 2 and 3 hereof, DH will not sell, transfer or otherwise dispose of, including without limitation through put or short sale arrangements, shares of Common Stock in the ten days prior to the effectiveness of any registration of Common Stock for sale to the public and for up to 120 days following the effectiveness of such registration; provided, that such holdback applies to TNDE
                                    --------
and holders of substantially all other securities of TNDE on terms equal to or less favorable than the terms applicable to the holders of the Registrable Common.

     9.   Registration Expenses.  All expenses incurred in connection with any
          ---------------------
registration, qualification and compliance under Section 2 of this Agreement
                                                 ---------
(including, without limitation, all registration, filing, qualification, listing, insurance, legal, printing and accounting fees, but not including, without limitation, any underwriting fees, discounts or commissions attributable to the sale of Registrable Common, fees and expenses of counsel and any other special experts retained by the holders of Registrable Common in connection with a registration required hereunder, and transfer taxes, if any) shall be borne by TNDE. All expenses incurred in connection with any registration, qualification and compliance under Section 3 of this Agreement (including, without limitation,
                     ---------
all registration, filing, qualification, legal, printing and accounting fees of
TNDE) shall be borne by DH. All underwriting commissions and discounts applicable to shares of Registrable Common included in the registrations under this Agreement shall be borne by the holders of the securities so registered pro rata on the basis of the number of shares so registered.

     10.  Participation in Underwritten Registrations.  No holder of Registrable
          -------------------------------------------
Common may participate in any underwritten registration hereunder unless such holder (a) agrees to sell such holder's securities on the same basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes, executes, and delivers promptly all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     11.  ASSIGNMENT OF REGISTRATION RIGHTS.  DH may assign its rights hereunder
          ---------------------------------
only (a) in connection with the sale or other disposition of (i) all of its Registrable Common or (ii) all of its Warrants, (b) with the express written consent of the Company, which consent may be withheld by the Company in the exercise of its sole discretion, or (c) to Danaher Corporation or to any person or entity under direct or indirect control of Danaher Corporation or controlled by or under direct or indirect common control with Danaher Corporation.

     12.  Indemnification and Contribution.
          --------------------------------

          12.1 Indemnification by the Company.  To the extent permitted by law,
               ------------------------------
TNDE agrees to indemnify and hold harmless any stockholder who sells shares of Registrable

Common in a registered offering pursuant to either Section 2 or Section 3
                                                   ---------    ---------
hereof (a "Selling Stockholder"), from and against any and all losses, claims, damages, liabilities and expenses (including reasonable legal expenses) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Common or in any amendment or supplement thereto or in any related preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to TNDE by or on behalf of such Selling Stockholder or an underwriter expressly for use therein. In connection with an underwritten offering of shares of Registrable Common, TNDE will indemnify any underwriters of the Registrable Common, their officers and directors and each person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) on substantially the same basis as that of the indemnification of the Selling Stockholders provided in this Section 12.1. Notwithstanding the foregoing, TNDE's indemnification
        ------------
obligations with respect to any preliminary prospectus shall not inure to the benefit of any Selling Stockholder or underwriter with respect to any loss, claim, damage, liability (or actions in respect thereof) or expense arising out of or based on any untrue statement or alleged untrue statement or omission or alleged omission to state a material fact in such preliminary prospectus, in any case where (i) a copy of the prospectus used to confirm sales of shares of Registrable Common was not sent or given to the person asserting such loss, claim, damage or liability at or prior to the written confirmation of the sale to such person and (ii) such untrue statement or alleged untrue statement or omission or alleged omission was corrected in such prospectus.

          12.2  Conduct of Indemnification Proceedings.  Promptly after receipt
                --------------------------------------
by a Selling Stockholder of notice of any claim or the commencement of any action or proceeding brought or asserted against such Selling Stockholder in respect of which indemnity may be sought from TNDE, such Selling Stockholder shall notify TNDE in writing of the claim or the commencement of that action or proceeding; provided, however, that the failure to so notify TNDE shall not
            --------  -------
relieve TNDE from any liability that it may have to the Selling Stockholder otherwise than pursuant to the indemnification provisions of this Agreement. If any such claim or action or proceeding shall be brought against a Selling Stockholder and such Selling Stockholder shall have duly notified TNDE thereof, TNDE shall have the right to assume the defense thereof, including the employment of counsel. Such Selling Stockholder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Selling Stockholder unless (i) TNDE has agreed to pay such fees and expenses or
(ii) the named parties to any such action or proceeding include both such Selling Stockholder and TNDE, and such Selling Stockholder and TNDE shall have been advised by Selling Stockholder's counsel in writing that there may be one or more legal defenses available to such Selling Stockholder which are different from or additional to those available to TNDE, in which case, if such Selling Stockholder notifies TNDE in writing that it elects to employ separate counsel, TNDE shall not have the right to assume the defense of such action or proceeding on behalf of such Selling Stockholder; it being understood, however, that TNDE shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Selling Stockholders. TNDE shall not be liable for any settlement of any such action or proceeding effected without TNDE's prior written consent.

          12.3  Indemnification by Holders of Registrable Common.  In connection
                ------------------------------------------------
with any registration in which a Selling Stockholder is participating, such Selling Stockholder will furnish to TNDE in writing such information and affidavits as TNDE reasonably requests for use in connection with any related registration statement or prospectus. To the extent permitted by law, each Selling Stockholder agrees to indemnify and hold harmless TNDE, its directors and officers who sign the registration statement relating to shares of Registrable Common offered by such Selling Stockholder and each person, if any, who controls TNDE within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from TNDE to such Selling Stockholder, but only with respect to information concerning such Selling Stockholder furnished in writing by such Selling Stockholder or on such Selling Stockholder's behalf expressly for use in any registration statement or prospectus relating to shares of Registrable Common offered by such Selling Stockholder, or any amendment or supplement thereto, or any related preliminary prospectus. In case any action or proceeding shall be brought against TNDE or its directors or officers, or any such controlling person, in respect of which indemnity may be sought against such Selling Stockholder, such Selling Stockholder shall have the rights and duties given to TNDE, and TNDE or its directors or officers or such controlling persons shall have the rights and duties given to such Selling Stockholder, by the preceding paragraph. Each Selling Stockholder also agrees to indemnify and hold harmless any underwriters of the Registrable Common, their partners, officers and directors and each person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) on substantially the same basis as that of the indemnification of TNDE provided in this Section 12.3. Notwithstanding the foregoing, the aggregate liability of
     ------------
any Selling Stockholder for any indemnification under this section shall be limited to the aggregate net proceeds received by such Selling Stockholder from the sale of securities pursuant to such registration statement. The Selling Stockholders agree to contribution and indemnity provisions in the agreement to the extent customarily requested by the underwriter.

          12.4  Contribution.  If the indemnification provided for in this
                ------------
Section 12 is unavailable to any indemnified party in respect of any losses,
----------
claims, damages, liabilities or
expenses referred to herein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnified party or indemnified parties and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. TNDE and the Selling Stockholders agree that it would not be just and equitable if contribution pursuant to this Section 12.4 were determined by pro
                                           ------------
rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 12.4. No person
                                                    -------------
guilty of fraudulent (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this
Section 12, the indemnifying parties shall indemnify each indemnified party to
----------
the full extent provided in Sections 12.1 and Section 12.3 without regard to the
                            -------------     ------------
relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 12.4.
                                             ------------

     13.  MISCELLANEOUS.
          -------------

          13.1 Amendments.  Except as otherwise provided herein, the provisions
               ----------
of this Agreement may not be amended, modified or supplemented, except upon the written consent of both TNDE and DH.

          13.2 Notices.  Any notice or other communication required or permitted
               -------
to be made or given under this Agreement shall be in writing and shall be deemed to have been given to the Party to whom it is addressed: (i) on the date indicated on the certified mail return receipt if sent by certified mail return receipt requested; (ii) on the business day actually received if hand delivered or if transmitted by telefax or if transmitted or delivered on a day that is not a business day, the next business day or (iii) one business day after such notice was delivered to an overnight delivery service, addressed, delivered or transmitted in each case as follows:

          PURCHASER:

          DH Holdings Corp.
          1250 24th Street, N.W.
          Suite 800
          Washington, D.C. 20037
          ATTENTION: Vice President
          Telephone:    (202) 828-0850
          Telefax:      (202) 828-0860

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Veeder-Root Company
          125 Powder Forest Drive
          Simsbury, Connecticut  06070
          ATTENTION:  Steven H. Sigmon, President
          Telephone:    (860) 651-2735
          Telefax:      (860) 651-2727

          COMPANY:

          Tanknology-NDE International, Inc.
          8900 Shoal Creek Blvd.
          Building 200
          Austin, Texas 78758
          ATTENTION: Daniel Sharplin, President
          Telephone:    (512) 451-6334
          Telefax:      (512) 459-1459

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Tanknology-NDE International, Inc.
          712 Main Street, Suite 1700
          Houston, Texas 77002
          ATTENTION:  Jay Allen Chaffee
          Telephone:    (713) 223-5730
          Telefax:      (713) 223-5379

     A Party's address for notice may be changed from time to time only by written notice given to each of the other Parties in accordance with this Section.

          13.3  Successors and Assigns.  This Agreement shall inure to the
                ----------------------
     benefit of and be binding upon the heirs, executors, administrators, successors and assigns of each of the parties.

          13.4  Counterparts.  This Agreement may be executed in any number of
                ------------
     counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          13.5  Headings.  The headings in this Agreement are for convenience of
                --------
     reference only and shall not limit or otherwise affect the meaning hereof.

          13.6  Governing Law.  This agreement shall be governed by and
                -------------
     construed in accordance with the laws of the state of Delaware applicable to contracts made and to be performed wholly within that state.

          13.7  Entire Agreement; Termination.  This Agreement is intended by
                -----------------------------
     the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement, except the provisions of Section 12 (which shall survive until the expiration of the
                   ----------
     applicable statutes of limitations) and this Section 13, shall commence
                                                  ----------
     on and as of the date hereof and shall terminate and be of no further force or effect on December 31, 2007.


IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                              TANKNOLOGY-NDE INTERNATIONAL, INC.

                              By: Jay Allen Chaffee
                              Its: Chairman


                              DH HOLDINGS CORP.

                              By: Daniel L. Comas
                              Its: Vice President

                                   EXHIBIT 5

--------------------------------------------------------------------------------

                          PREEMPTIVE RIGHTS AGREEMENT

--------------------------------------------------------------------------------

                         DATED AS OF DECEMBER 23, 1997

                               TABLE OF CONTENTS


Section 1.  Definitions......................................................1

Section 2.  Preemptive Rights................................................2
            2.1  Right of First Refusal......................................2
            2.2  Notice of Preemption Offering...............................2
            2.3  Manner of Exercise..........................................2
            2.4  Participation by Holder.....................................2
            2.5  Unsold Securities...........................................4
            2.6  Termination of Preemptive Rights............................4

Section 3.  Miscellaneous....................................................4
            3.1  Rules of Construction.......................................4
            3.2  Notices.....................................................4
            3.3  Further Acts and Documents..................................6
            3.4  Counterparts................................................6
            3.5  Assignment..................................................6
            3.6  Amendments..................................................6
            3.7  Governing Law...............................................6


                          PREEMPTIVE RIGHTS AGREEMENT


     This is the PREEMPTIVE RIGHTS AGREEMENT dated as of December 23, 1997 ("Agreement") by and between Tanknology-NDE International, Inc. ("TNDE"), a Delaware corporation, and DH Holdings Corp. ("DH"), a Delaware corporation, entered into pursuant to the Note, Preferred Stock and Warrant Purchase Agreement, dated December 23, 1997, as amended, restated, supplemented or otherwise modified from time to time ("Purchase Agreement") by and between DH, as purchaser, and TNDE, ProEco, Inc. ("ProEco"), a Delaware corporation, Tanknology/NDE Corporation ("NDE"), a Delaware corporation, 2368692 Canada, Inc. ("Canada"), a Canadian Federal corporation, and Tanknology-NDE Construction Services, Inc. ("Construction"), a Delaware corporation, as sellers.

     TNDE, together with its successors and assigns, is referred to as the "Company" and DH, is referred to as the "Holder." The Company and the Holder are referred to collectively as the "Parties" and individually as a "Party."

     This Agreement is one of the "Related Documents" referred to in the Purchase Agreement.

     In consideration of their mutual promises set forth in this Agreement and the Purchase Agreement, the Parties hereby agree as follows.

     SECTION 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

          (a) "Common Stock" means the shares of the Company's Common Stock, par value $.0001, at any time outstanding.

          (b)    "GAAP" means generally accepted accounting principles.

          (c) "Person" or "Persons" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, governmental authority or any other form of entity.

          (d) "Preemption Offering" means (i) any Rights Offering, (ii) the Company's issuance of any warrants, options or rights entitling any person to purchase Common Stock (or securities convertible into Common Stock) for cash consideration or non-cash consideration; and (iii) the Company's issuance of shares of Common Stock for cash consideration or non-cash consideration, other than (A) issuances of Common Stock pursuant to the conversion of any preferred stock issued under the Purchase Agreement, or outstanding as of the date hereof, or (B) the exercise of any warrants or options issued pursuant to the Purchase Agreement or as reflected on
     Schedule 6 of the Purchase

     Agreement. Notwithstanding the foregoing, the term "Preemption Offering" shall not include (i) the issuance or sale of any options, warrants or similar instruments which are issued with respect to any employee or director stock option plan or other employee benefit plan of the Company which is in effect on the date of this Agreement, or (ii) the issuance or sale of Common Stock pursuant to the exercise or conversion of any options, warrants or similar instruments which are issued with respect to any employee or director stock option plan or other employee benefit plan of the Company which is in effect on the date of this Agreement; provided that the maximum number of options, warrants, similar instruments or shares of Common Stock which is subject to such plans is not greater than the number of options, warrants, similar instruments or shares of Common Stock, respectively, subject to such plans on the date of this Agreement.

          (e) "Rights Offering" means any offering of Common Stock, Convertible Securities or other shares of capital stock of the Company or any distribution of rights to purchase Common Stock or Convertible Securities by or on behalf of the Company that is made substantially on a prorata basis among the holders of Common Stock.

     SECTION 2.  PREEMPTIVE RIGHTS.

     2.1 Right of First Refusal. During the term of this Agreement, the Holder shall have a right of first refusal in any Preemption Offering upon the terms and subject to the conditions set forth in this Section to purchase either all or a portion of the securities to be offered in such Preemption Offering as defined below.

     2.2 Notice of Preemption Offering. The Company shall give the Holder at least 30 days' prior Notice of each Preemption Offering. Such Notice shall set forth: (i) the proposed commencement date for such Preemption Offering; (ii) the number and description of the securities to be offered pursuant to the Preemption Offering; and (iii) the purchase price for such securities and other material terms of the Preemption Offering.

     2.3 Manner of Exercise. The Holder may, in the sole exercise of its discretion, elect to participate in any such Preemption Offering by giving Notice of its election to participate to the Company within 5 business days after being given Notice of such Preemption Offering. Such Notice shall set forth the number and description of the securities to be purchased pursuant to Holder's right of first refusal. If the consideration payable in the Preemption Offering is not cash, the Board of Directors shall, in good faith determine the cash equivalent of such non-cash consideration and Holder may participate in the Preemption Offering on a cash basis.

     2.4 Participation by Holder. If Holder elects to exercise its right of first refusal in such Preemption Offering, the Holder shall have the right to purchase for cash, upon the same terms and conditions as those provided for in such Preemption Offering, up to a pro rata portion ("Pro Rata Portion") equal to that percentage of the securities of each type issued in such Preemption Offering not exceeding the Holder's percentage record ownership of the Company's Common Stock immediately before the Preemption Offering on a fully diluted basis adjusted to include in both the numerator and the denominator any shares of the Company's Common Stock which would be issuable upon the conversion of preferred stock or warrants issued to Holder pursuant to the Purchase Agreement and which have not been so converted; provided that, Holder shall purchase an equal percentage of the securities of each type to be issued in such Preemption Offering; provided further that, in the event of a Preemption Offering that involves the issuance of any Common Stock or securities convertible into Common Stock or warrants, options or rights ("Options") entitling any person to purchase Common Stock (or securities convertible into Common Stock) for cash or cash equivalent consideration which is less than $0.425 (the "Weighted Average Conversion Price") per share of Common Stock or per share of Common Stock issuable upon excercise of such Options and/or conversion of such Convertible Securities, Holder shall have the right of first refusal to purchase for cash, upon the same terms and conditions as those provided for in such Preemption Offering, either up to the Pro Rata Portion or the entire amount of the securities of each type issued in such Preemption Offering; provided further that, the Weighted Average Conversion Price shall be subject to appropriate adjustment from time to time in case the Corporation shall (i) declare a dividend or make a distribution payable in Common Stock on any class or series of capital stock of the Corporation other than the Series A Preferred, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock or
          (v) issue by reclassification of its Common Stock any shares of its capital stock in which case, the Weighted Average Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately reduced in the case of any increase in the number of shares of Common Stock outstanding, and proportionately increased in the case of any reduction in the number of shares of Common Stock outstanding.

          For purposes of calculating the Weighted Average Conversion Price with respect to any Options offered in a Preemption Offering, the price per share of the Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of the Convertible Securities issuable upon the exercise of such Option shall be determined by dividing (i) the total amount, if any, receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options.

          For purposes of calculating the Weighted Average Conversion Price with respect to any Convertible Securities offered in a Preemption Offering, the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities shall be determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities.

     2.5 Unsold Securities. The Company may for a period of not more than 90 days after the commencement date for any Preemption Offering offer and sell the securities subject to such Preemption Offering which were not sold to the Holder pursuant to this Agreement to any Person or Persons upon the terms and subject to the conditions of such Preemption Offering.

     2.6 Termination of Preemptive Rights. The rights of the Holder under this Agreement and the obligations of the Company hereunder shall terminate on the earlier of (i) the repayment of the note dated December 23, 1997, in the principal amount of $6,500,000, by and between TNDE, ProEco, NDE, Canada and Construction, as sellers and DH, as purchaser including all principal and interest due thereunder and (ii) December 31, 2004.

     SECTION 3.  MISCELLANEOUS.

     3.1 Rules of Construction. Unless otherwise specified, the following rules shall be applied in construing the provisions of this Agreement:

          (a) Headings to the various Sections of this Agreement are included solely for purposes of reference and shall be ignored in construing the provisions of this Agreement.

          (b) The word "including" connotes "including without limitation".

          (c) Any reference to any agreement or other document in this Agreement refers to that agreement or other document as amended from time to time after the date of this Agreement.

     3.2 Notices. Any notice or other communication required or permitted to be made or given under this Agreement shall be in writing and shall be deemed to have been given to the Party to whom it is addressed: (i) on the date indicated on the certified mail return receipt if sent by certified mail return receipt requested; (ii) on the business day actually received if hand delivered or if transmitted by telefax or if delivered or transmitted on a day that is not a business day, the next business day or (iii) one business day after such notice was delivered to an overnight delivery service, addressed, delivered or transmitted in each case as follows:

          PURCHASER:

          DH Holdings Corporation
          1250 24th Street, N.W.
          Suite 800
          Washington, D.C.  20037
          ATTENTION: Vice President
          Telephone:   (202) 828-0850
          Telefax:     (202) 828-0860


          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Veeder-Root Company
          125 Powder Forest Drive
          Simsbury, Connecticut  06070
          ATTENTION:  Steven H. Sigmon, President
          Telephone:   (860) 651-2735
          Telefax:     (860) 651-2727


          COMPANY:

          Tanknology-NDE International, Inc.
          8900 Shoal Creek Blvd.
          Building 200
          Austin, Texas 78758
          ATTENTION: Daniel Sharplin, President
          Telephone:   (512) 451-6334
          Telefax:     (512) 459-1459

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Tanknology-NDE International, Inc.
          712 Main Street, Suite 1700
          Houston, Texas 77002
          ATTENTION:  Jay Allen Chaffee
          Telephone:   (713) 223-5730
          Telefax:     (713) 223-5379

     A Party's address for notice may be changed from time to time only by written notice given to each of the other Parties in accordance with this Section.

     3.3 Further Acts and Documents. Each of the parties hereby agrees to execute and deliver such further instruments and to do such further acts and things as may be necessary or desirable to carry out the purposes of this Agreement.

     3.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which shall constitute one in the same agreement.

     3.5 Assignment. The rights of the Holder hereunder may not be sold, assigned or otherwise transferred, except with the express written consent of the Company; provided that, this Section 3.5 shall not prohibit the assignment or transfer of such rights to Danaher Corporation or to any affiliate of Danaher Corporation. For purposes of this Section 3.5, the term "affiliate" shall mean any person or entity directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Danaher Corporation.

     3.6 Amendments. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the Parties hereto. Any waiver by a Party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such Party. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

     3.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

     The parties have executed and delivered this Agreement effective as of the day and year first above written.

                              COMPANY:

                              TANKNOLOGY-NDE INTERNATIONAL, INC.


                              By: /s/ Jay Allen Chaffee

                              Its: Chairman

                              HOLDER:

                              DH HOLDINGS CORPORATION


                              By:  Daniel L Comas

                              Its:  Vice President

                                  EXHIBIT 6

                               CO-SALE AGREEMENT


     This CO-SALE AGREEMENT dated as of December 23, 1997 ("Agreement") by and between Tanknology-NDE International, Inc., a Delaware corporation ("TNDE"), Proactive Partners, L.P., a California limited partnership ("Proactive"), Lagunitas Partners, L.P., a California limited partnership ("Lagunitas"), Jay Allen Chaffee, A. Daniel Sharplin and DH HOLDINGS CORP., a Delaware corporation ("DH"), is entered into pursuant to the Note, Preferred Stock and Warrant Purchase Agreement, as amended, restated, supplemented or otherwise modified from time to time ("Purchase Agreement") by and between DH, as purchaser, and TNDE, ProEco, Inc., a Delaware corporation, Tanknology/NDE Corporation, a Delaware corporation, 2368692 Canada, Inc., a Canadian Federal corporation, and Tanknology-NDE Construction Services, Inc., a Delaware corporation, as sellers, and dated as of December 23, 1997.

     TNDE, together with its successors and assigns, is referred to as the "Company." Proactive, Lagunitas, and Messrs. Chaffee and Sharplin together with their respective, bound successors and assigns, are referred to collectively as the "Shareholders" and individually as a "Shareholder." DH, together with its permitted successors and assigns, is referred to as the "Holder." The Company, the Shareholders and the Holder are referred to collectively as the "Parties" and individually as a "Party."

     THIS AGREEMENT IS ONE OF THE "RELATED DOCUMENTS" REFERRED TO IN THE PURCHASE AGREEMENT.

     In consideration of the mutual promises set forth in this Agreement and the Purchase Agreement, the Parties hereby agree as follows.

     Section 1.  Definitions.

     As used herein, the following terms shall have the following meanings:

     1.1 "Business Days" means any days other than Saturday, Sunday or any days upon which banking institutions are authorized or required by law or executive order to be closed in the City of Washington, D.C.

     1.2 "Common Share Equivalent" means an equivalent number of Common Shares which would be issuable upon either the conversion or exercise of Convertible Securities.

     1.3 "Common Shares" means the shares of common stock, $0.0001 par value, of the Company, at any time outstanding.

     1.4 "Convertible Securities" means any securities which are convertible into Common Shares of the Company and including any options, warrants or other rights for which Common Shares of the Company are issuable upon their exercise.

     1.5 "Fiscal Year" means the fiscal year ending on December 31 of the applicable year.

     1.6  "Notice" means notice given in accordance with Section 5.2 hereof.

     1.7 "Warrant Certificate" means the Warrant Certificate dated December 23, 1997 and issued by the Company to DH evidencing Warrants to purchase 4,500,000 Common Shares.

     1.8 "Warrant Shares" means the Common Shares which are issuable upon the exercise of the Warrants.

     1.9 "Warrant(s)" means the right to purchase Common Shares of the Company pursuant to the Warrant Certificate.

     Section 2.  Sales by Shareholders.

     2.1 NOTICE OF PURCHASE OFFERS. Should any Shareholder ("Selling Shareholder") propose to accept one or more binding, written bona fide offers from any persons to purchase Common Shares or Convertible Securities from such Selling Shareholder other than (i) an offer from the Company to purchase such Common Shares or Convertible Securities pursuant to an existing agreement, plan or policy by reason of such Selling Shareholder's death, disability, retirement or termination of employment or (ii) in the event of such an offer to Lagunitas, any one or more bona fide offers which would not result in the sale by Lagunitas during any Fiscal Year of Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) in excess of 3% of the total Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) held by Lagunitas as of the beginning of such Fiscal Year or (iii) in the event of such an offer to Proactive, any one or more bona fide offers which would not result in the sale by Proactive during any Fiscal Year of Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) in excess of 3% of the total Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) held by Proactive as of the beginning of such Fiscal Year or (iv) in the event of such an offer to a Selling Shareholder other than Lagunitas and Proactive, any one or more bona fide offers which would not result in the sale by such other Selling Shareholder during any Fiscal Year of Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) in excess of 5% of the total Common Shares (including, Common Shares which would be issuable upon the conversion or exercise of Convertible Securities) held by such other Selling Shareholder as of the beginning of such Fiscal Year (the "Purchase Offer"), then such Selling Shareholder shall promptly give Notice to the Holder of the terms and conditions of, and a copy of, each such Purchase Offer. In addition, the Selling Shareholder shall give Notice to the Holder of any bona fide purchase offer received which falls within the exceptions enumerated in this Section 2.1(i),
(ii), (iii) and (iv). Such notice shall include a copy of the purchase offer and the terms and conditions thereof.

     2.2 RIGHT OF FIRST REFUSAL. Subject to the terms and conditions of this Agreement, the Holder shall have a limited right of first refusal with respect to any Purchase Offer; provided that, if the Holder does not exercise its limited right of first refusal, Holder shall have a limited right to participate in the Purchase Offer as specified in Paragraph 2.3. Holder's limited right of first refusal shall be subject to the following terms:

          (a) Holder must agree to purchase all (but not less than all) of the Common Shares and Convertible Securities which are offered for sale pursuant to the Purchase Offer upon the same terms and conditions as those contained in the Purchase Offer, provided that, Holder may substitute an equivalent amount of cash for the fair market value of any non-cash consideration offered pursuant to the Purchase Offer; and

          (b) Holder must give Notice to the Selling Shareholder of its intent to exercise its right of first refusal within five Business Days after being given Notice of the Purchase Offer by the Selling Shareholder.

     2.3 RIGHT TO PARTICIPATE. In the event that the Holder does not exercise its right of first refusal with respect to a Purchase Offer, Holder shall have a limited right to participation in such Selling Shareholder's proposed sale of Common Shares and/or Convertible Securities on the same (or, in the case of Convertible Securities, equivalent) terms and conditions. To the extent that the Holder exercises such right of participation, the number of Common Shares and Convertible Securities which such Selling Shareholder may sell pursuant to such Purchase Offer shall be correspondingly reduced. The right of participation of the Holder shall be subject to the following terms and conditions:

          (a) Holder must give Notice to the Selling Shareholder of its intent to exercise its right of participation within fifteen Business Days after being given Notice of the Purchase Offer by the Selling Shareholder.

          (b) The Holder may sell all or any part of its Warrant Shares and/or Common Shares owned of record by Holder up to a number equal to the product obtained by multiplying (i) the aggregate number of Common Shares (including the Common Share Equivalent of any Convertible Securities) covered by the Purchase Offer by (ii) a fraction (A) the numerator of which is the aggregate number of Common Shares (including the Common Share Equivalent of Convertible Securities) owned of record by Holder, and (B) the denominator of which is the sum of (x) the combined number of such Common Shares (including the Common Share Equivalent of Convertible Securities) at the time owned by all of the Shareholders, and (y) the number of Common Shares (including the Common Share Equivalent of Convertible Securities) at that time owned of record by the Holder.

          (c) The Holder may participate in the sale by delivering to the Selling Shareholder for transfer to the purchase offeror one or more certificates, properly endorsed for transfer, free and clear of all adverse claims, which represent the number of currently exercisable Warrant Shares and/or Common Shares which the Holder elects to sell pursuant to this Section 2.3. Notwithstanding any provision of the Warrant Certificate to the contrary, the Holder may exercise such Warrant for the number of Warrant Shares to be purchased and deliver such Warrant Shares as provided in this Section 2.3, and such exercise shall not constitute the single exercise of the Warrant or otherwise affect any future exercise of the Warrant.

     2.4 CONSUMMATION OF SALE. The stock certificate or certificates which a Holder delivers to the Selling Shareholder pursuant to Section 2.3 shall be transferred by the Selling Shareholder to the purchase offeror in consummation of the sale pursuant to the terms and conditions specified in the Notice delivered pursuant to Section 2.1, and such Selling Shareholder shall promptly thereafter remit to the Holder that portion of the sale proceeds to which the Holder is entitled by reason of its participation in such sale; provided, however, that if the Holder has delivered a Warrant to be transferred to the purchase offeror, the Holder shall receive for such Warrant only the difference between the purchase price set forth in the Purchase Offer and the exercise price set forth in the Warrant and the Company shall receive the balance. Notwithstanding the foregoing, the Selling Shareholder shall not be responsible or liable to the Holder in the event of non-performance by the purchaser unless such non-performance is caused by the wrongful conduct of the Selling Shareholder.

     2.5 ONGOING RIGHTS. The exercise or non-exercise of the rights of the Holder hereunder to participate in one or more sales made by the Selling Shareholder shall not adversely affect the Holder's right with regard to subsequent sales by a Selling Shareholder pursuant to Section 2 hereof.

     2.6 PERMITTED EXEMPTIONS. The participation rights of the Holder shall not apply to any bona fide gift; provided that a Shareholder shall inform the Holder of such gift prior to effecting it and the donee shall furnish the Holder with a written agreement to be bound by, and comply with, all provisions of this Agreement applicable to such Shareholder.

     Section 3.  Prohibited Transfers.

     3.1 TREATMENT OF PROHIBITED TRANSFERS. In the event a Shareholder should sell any Common Shares or Convertible Securities in contravention of the participation rights of the Holder under this Agreement (a "Prohibited Transfer"), the Holder, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided in Section
3.2 and such Shareholder shall be bound by the applicable provisions of such put option.

     3.2 PUT OPTION. In the event of a Prohibited Transfer by any Shareholder, the Holder shall have the right to sell to such Shareholder that number of shares of Common Shares (including the Common Share Equivalent of Convertible Securities) (either directly or through delivery of such Common Shares and the Common Share Equivalent of Convertible Securities) equal to the number of shares the Holder would have been entitled to transfer to the purchaser in the Prohibited Transfer pursuant to the terms hereof. Such sale shall be made on the following terms and conditions:

          (a) The price per share at which such shares are to be sold to the Shareholder shall be equal or equivalent to the price per share paid by the purchaser to the Shareholder in the Prohibited Transfer. The Shareholder shall also reimburse the Holder for any and all reasonable fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Holder's rights under this
     Article 3.

          (b) Within thirty (30) days after the earlier of the date on which the Holder (i) receives notice from a Shareholder of the Prohibited Transfer, or (ii) otherwise becomes aware of the Prohibited Transfer, the Holder shall, if exercising the put option created hereby, deliver to such Shareholder the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

          (c) A Shareholder shall, upon receipt of the certificate or certificates for the shares to be sold by a Holder, pursuant to Section 3.2(b), free and clear of all adverse claims, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 3.2(a), by certified or cashier's check made payable to the order of the Holder.

          (d) Notwithstanding the foregoing, any attempt to transfer shares of the Company in violation of the terms of this Agreement shall be void and the Company agrees it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the Holder.

     Section 4. Legended Certificate.

     4.1 LEGEND. Each certificate representing Common Shares now or hereafter owned by any Shareholder shall be endorsed with the following legend:

     THE SALE OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN CO-SALE AGREEMENT BY AND AMONG CERTAIN SHAREHOLDERS, THE COMPANY AND DH HOLDINGS CORP. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

     4.2 LEGEND REMOVAL. The Section 4.1 legend shall be removed upon the earlier of the date upon which the provisions of this Agreement are no longer applicable to such securities in accordance with the provisions of Section 5.1, or the date on which the shares represented by such certificate are no longer owned of record beneficially by a Shareholder, pursuant to a transfer consummated in compliance with this Agreement.

     Section 5.  Miscellaneous Provisions.

     5.1 TERMINATION OF CO-SALE RIGHTS. The rights of the Holder under this Agreement and the obligations of the Shareholders with respect to the Holder shall terminate on the earlier of (i) December 31, 2004, (ii) the liquidation, dissolution or indefinite cessation of the business operations of the Company; or (iii) the first date on which the Holder is no longer the record and beneficial owner of at least 1,500,000 Common Shares (including the Common Share Equivalent of Convertible Securities).

     5.2 NOTICES. Any notice or other communication required or permitted to be made or given under this Agreement shall be in writing and shall be deemed to have been given to the Party to whom it is addressed: (i) on the date indicated on the certified mail return receipt if sent by certified mail return receipt requested; (ii) on the business day actually received if hand delivered or if transmitted by telefax or if delivered or transmitted on a day that is not a business day, then the next business day, or (iii) one business day after such notice was delivered to an overnight delivery service, addressed, delivered or transmitted in each case as follows:

          IF TO THE HOLDER:

          DH HOLDINGS CORP.
          1250 24th Street, N.W.
          Suite 800
          Washington, D.C. 20037
          ATTENTION:  Vice President
          Telephone:  (202) 828-0850
          Telefax:    (202) 828-0860

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Veeder-Root Company
          125 Powder Forest Drive
          Simsbury, Connecticut 06070
          ATTENTION:  Steven H. Sigmon
          Telephone:  (860) 651-2735
          Telefax:    (860) 651-2727

          IF TO THE COMPANY:

          Tanknology-NDE International, Inc.
          8900 Shoal Creek Blvd.
          Building 200
          Austin, Texas 78758
          ATTENTION:  Daniel Sharplin, President
          Telephone:  (512) 451-6334
          Telefax:    (512) 459-1459

          WITH A COURTESY COPY (NOT REQUIRED FOR EFFECTIVE NOTICE) TO:

          Tanknology-NDE International, Inc.
          712 Main Street, Suite 1700
          Houston, Texas 77002
          ATTENTION:  Jay Allen Chaffee
          Telephone:  (713) 223-5730
          Telefax:    (713) 223-5379

          IF TO PROACTIVE:

          Proactive Partners, L.P.
          50 Osgood Place, Penthouse
          San Francisco, CA 94153
          ATTENTION:  Charles McGettigan
          Telephone:  (415) 986-4433
          Telefax:    (415) 986-3617

          IF TO LAGUNITAS:

          Lagunitas Partners, L.P.
          50 Osgood Place, Penthouse
          San Francisco, CA 94153
          ATTENTION:  Patrick McBane
          Telephone:  (415) 981-2101
          Telefax:    (415) 521-1744

          IF TO MR. CHAFFEE:

          Jay Allen Chaffee
          Tanknology-NDE International, Inc.
          712 Main Street, Suite 1700
          Houston, TX 77002
          Telephone:  (713) 223-5730
          Telefax:    (713) 223-5379

          IF TO MR. SHARPLIN:

          A. Daniel Sharplin
          Tanknology-NDE International, Inc.
          8900 Shoal Creek Blvd.
          Building 200
          Austin, TX 78758
          Telephone:  (512) 451-6334
          Telefax:    (512) 459-1459

     A Party's address for notice may be changed from time to time only by written notice given to each of the other Parties in accordance with this Section.

     5.3 SUCCESSORS AND ASSIGNS. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, permitted assigns and legal representatives; provided that, the rights of the Holder hereunder may not be sold, assigned or otherwise transferred without the prior, express written consent of the Company and all of the Shareholders; provided further that DH Holdings Corp. may negotiate, assign, or transfer its rights and obligations hereunder without the consent of the Company or the Shareholders to Danaher Corporation or to any person or entity under direct or indirect control of Danaher Corporation or controlled by or under direct or indirect common control with Danaher Corporation.

     5.4 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     5.5 AMENDMENTS. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the Parties hereto. Any waiver by a Party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such Party. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

     5.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

     5.7 OTHER OBLIGATIONS OF COMPANY. The Company agrees to use all commercially reasonable efforts to enforce the terms of this Agreement, to inform the Holder of any breach hereof and to assist the Holder in the exercise of its rights and performance of its obligations under Sections 4 and 5 hereof.

     The parties have executed and delivered this Agreement effective as of the day and year first above written.

SHAREHOLDERS:                           HOLDER:

PROACTIVE PARTNERS, L.P.
                                        DH HOLDINGS CORP.
By: /s/ Charles McGettigan
   ------------------------------
Its: General Partner
    -----------------------------

LAGUNITAS PARTNERS, L.P.
                                        By: /s/ Daniel L. Comas
                                            -------------------
By: /s/ Jim B. Gruhen
   ------------------------------
Its:                                    Its: Vice President
    -----------------------------            --------------



/s/ Jay Allen Chaffee
---------------------
JAY ALLEN CHAFFEE


/s/ A. Daniel Sharplin
----------------------
A. DANIEL SHARPLIN

COMPANY:

TANKNOLOGY-NDE INTERNATIONAL, INC.


By:/s/ Jay Allen Chaffee

Its: Chairman

                                   EXHIBIT 7

October 1, 1997



Mr. Steven H. Sigmon
President
Veeder Root, North America
125 Powder Forest Drive
Simsbury, Connecticut 06070

Dear Mr. Sigmon:

     In connection with your analysis of a proposed negotiated transaction with Tanknology-NDE International, Inc. (the "Company") as set forth in the letter of intent between you and the Company dated of even date herewith (the "Letter of Intent"), you have been or will be furnished certain information that is proprietary, non-public or confidential concerning the Company from the Company or its representatives (collectively, and together with the Company, the "Disclosing Parties"). In connection with such analysis, you hereby agree to the following (it being understood that you are also agreeing to cause your affiliates, including but not limited to Danaher Corporation, to comply with the applicable provisions hereof):

     1. Use of Evaluation Material. The Evaluation Material (as defined below) will be used solely for the purpose of evaluating the proposed negotiated business transaction between you and the Company and not in a manner detrimental to the Company. All the Evaluation Material will be kept confidential by you and will not be disclosed to any other persons in any manner; provided that you may disclose the Evaluation Material or portions thereof to those of your representatives who need to know such information for the purpose of evaluating the proposed negotiated transaction involving you and the Company (it being understood that such representatives shall be informed by you of the confidential nature of such information and shall agree to treat such information confidentially in accordance with this letter). You agree to be responsible for compliance with this agreement by any of your representatives.

     2. Legally Required Disclosures. In the event that you or any of your representatives are requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt prior written notice of such request or requirement, and you shall cooperate with the Company so that the Company may seek a protective order or other appropriate remedy or, if it so elects, waive compliance with the terms of this agreement. In the event that such protective order or other remedy is not obtained, or the Company waives compliance with the provisions hereof, you or such representative, as the case may be, may disclose only that portion of the Evaluation Material that you are advised by counsel is legally required to be disclosed and shall exercise all reasonable efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material.

     3. Definition of Evaluation Material. The term "Evaluation Material" as used in this agreement shall mean all information and documents which any Disclosing Party furnishes or otherwise discloses to you or any of your representatives, together with all analyses, compilations, studies or other documents, records or data (in whatever form maintained, whether documentary, computer storage or otherwise) prepared by you or any of your representatives which contain or otherwise reflect or are generated from such information and documents. The term "Evaluation Material" does not include any information that
(i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure by you or any of your representatives), or (ii) is or was available to you on a nonconfidential basis from a source other than the Disclosing Parties, who, insofar as is known to you after reasonable inquiry, is not prohibited from transmitting the information to you by a contractual, legal or fiduciary obligation to the Company.

     4. Return or Destruction of Materials. Upon request of the Company you will return promptly to the Company all copies of the Evaluation Material then in your possession or in the possession of any of your representatives, and any copies, notes or extracts thereof, without retaining any copy thereof, except that you may destroy promptly (in lieu of returning) all copies of any analyses, compilations, studies or other documents, records or data prepared by you or your representatives which contain or otherwise reflect or are generated from the Evaluation Material, and you will certify to the Company that such destruction has been accomplished.

     5. Nondisclosure of Proposed Transaction. Without the prior written consent of the Company, and except as required by law or stock exchange rule, you will not, and will direct and cause your representatives not to, disclose to any person (i) that the Evaluation Material has been made available to you, (ii) that discussions or negotiations are taking place concerning a possible transaction between the Company and you or any of your affiliates, (iii) that you or any of your affiliates are considering or reviewing a transaction involving or relating to the Company or taking any of the actions described in paragraph 8 or (iv) the terms, conditions or other facts with respect to any such possible transaction or actions, including that status thereof. Your obligations in the preceding sentence shall survive until September 30, 1998, regardless of any return or destruction of the Evaluation Material pursuant to paragraph 4.

     6. No Solicitation of Company Personnel. You agree that for a period of three years from the date hereof, you will not solicit for employment any officer, director or key employee of the Company or its subsidiaries; provided that this prohibition shall not apply to solicitations made by you to the public or the industry generally and that you shall not be prohibited from employing any such person who contacts you on his or her own initiative without any prohibited solicitation.

     7. No Representation or Warranty. Although the Company has endeavored or will endeavor to include in the Evaluation Material information known to it which it believes to be relevant for the purpose of your investigation, you understand that neither the Company nor any of its representatives have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company mor its representatives shall have any liability to you or any of your representatives resulting from the use of the Evaluation Material. Only those representations or warranties that are made in a Definitive Agreement (as defined below) when, as and if executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect.

     8. Other Restrictions. Until September 30, 1998, neither you nor an of your affiliates nor any of your representatives shall, without the prior written consent of the Board of Directors of the Company, directly or indirectly:

         (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities, debts or rights to acquire any securities (or any other beneficial ownership thereof), debts, assets of the Company or any of its subsidiaries; (ii) any merger or other business combination or tender or exchange offer involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Company, or make any communication exempted from the definition of "solicitation" by Rule 14a-1(1)(2)(iv) under the Securities Exchange Act of 1934;

         (b) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Company;

         (c) otherwise act, alone or in concert with others to seek to control or influence the management, Board of Directors or policies of the Company;

         (d) take any action which might cause or require the Company or you to make a public announcement regarding any of the types of matters set fort in (a) through (c) above;

         (e) disclose any information, plan or arrangement inconsistent with the foregoing; or

         (f) enter into any discussions or arrangements with any third party with respect to any of the foregoing. You agree during such period not to request the Company (or its

Representatives), directly or indirectly to amend or waive any provision of this paragraph (including this sentence).

     9. No Shop. Until December 1, 1997, neither the Company nor any of its affiliates, officers, directors or agents will solicit, negotiate, encourage (including furnishing any nonpublic information concerning the Company's business, properties or assets) or accept any proposal for, a business transaction involving the Company that would preclude or preempt the proposed transaction between you and the Company referred to herein.

     10. Company Contacts. You agree that, until September 30, 1998, neither you nor any of your representatives will contact any officer, director, employee, agent, creditor or shareholder of the Company other than Jay Allen Chaffee or A. Daniel Sharplin (the "Company Contacts") concerning the subject matter of this letter agreement or to gather any Evaluation Material or other information. The Company Contacts will, in their sole discretion, decide whether to permit or deny access to and make any and all arrangements for all contacts by you and your representatives with, any of the foregoing.

     11. Definitive Agreement. You also understand and agree that no contract or agreement providing for a business transaction between the Company and you or your affiliates shall be deemed to exist unless and until a definitive agreement has been executed and delivered by you and each of the other parties thereto (a "Definitive Agreement"), and you hereby waive, in advance, any claims (including, without limitation, a breach of contract) in connection with such a transaction unless and until a Definitive Agreement has been executed and delivered by you and each of the other parties thereto. It is also agreed that unless and until a Definitive Agreement between the Company and you with respect to a business combination involving the Company has been executed and delivered, neither you nor the Company nor its stockholders has any legal obligation of any kind whatsoever with respect to any such transaction. For purposes of this paragraph, the term "Definitive Agreement" does not include the Letter of Intent or any other preliminary written agreement nor does it include any written or oral acceptance of an offer or bid on your part. Neither this paragraph nor any other provision in this agreement can be waived or amended except by written consent of the Company, which consent shall specifically refer to this paragraph (or such other provision) and explicitly make such waiver or amendment.

     12. Securities Laws. You hereby acknowledge that you are aware and that you will advise your representatives who are informed as to the matters that are the subject of this agreement that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this agreement from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

     13. Remedies. You agree that money damages would not be a sufficient remedy for any breach of this agreement and that the Company shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this agreement, in addition to all other remedies available to the Company at law or in equity. You also agree to reimburse the Company for all costs and expense, including reasonable attorneys' fees, incurred by it in enforcing your obligations hereunder.

     14. Access In the event you desire physical access to any of the Company's properties, you agree to indemnify, defend and hold harmless the Company, its affiliates and subsidiaries from and against any and all liabilities, claims and causes of action for personal injury, death or property damage occurring on or to such property as a result of your entry onto the premises. You agree to comply fully with all rules, regulations and instructions issued by the Company regarding your actions while upon, entering or leaving the property of the Company.

     15. No Waiver. It is further understood and agreed that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     16. Person; Representatives. As used in this agreement, (i) the term "person" will be interpreted broadly to include, without limitation, any corporation, company, group, partnership, limited liability company, other entity or individual, and (ii) the term "representatives" used with respect to a person, shall include the directors, offices, employees, representatives, agents, attorneys, consultants, accountants, financial and other advisors of or to such person.

     This agreement is for the benefit of the Company and you and will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of law rules thereof.

     If you agree with the foregoing, please sign both copies of this agreement and return one to the Company, which will construe our agreement with respect to the subject matter of this letter.

                                Very truly yours,

                                TANKNOLOGY-NDE INTERNATIONAL, INC.



                                By:  /s/ A. Daniel Sharplin
                                     ------------------------------
                                     A. Daniel Sharplin
                                     President


CONFIRMED AND AGREED
as of the date written above


VEEDER-ROOT, NORTH AMERICA


By:  /s/ Steven H. Sigmon
     ------------------------------
     Steven H. Sigmon
     President

                                   EXHIBIT 8


                       TANKNOLOGY-NDE INTERNATIONAL, INC.


DH HOLDINGS CORP.                             DECEMBER 23, 1997
1250 24th Street NW
Suite 800
Washington DC  20037

Ladies and Gentlemen:

     In consideration of your entering into the Note, Preferred Stock and Warrant Purchase Agreement between Technology-NDE International, Inc. ("TNDE") and you dated of even date herewith (the "Purchase Agreement"), we hereby agree that, for the shorter of (a) five years from the date hereof or (b) while you are the holder of shares of or securities exercisable for or convertible into common stock of TNDE acquired under the Purchase Agreement, in the event that the net number of shares of common stock of TNDE and warrants, options or convertible securities of TNDE exercisable for or convertible into shares of common stock of TNDE that were outstanding on the date hereof change from that reflected on Schedule 6 to the Purchase Agreement, TNDE will promptly increase (but not decrease) the number of Warrants issued to you for the purchase of shares of common stock of TNDE on the same terms and conditions so that you would have been able to exercise and acquire, as of the date hereof, 25.402% of the shares of common stock of TNDE on a basis consistent with the "Schedule II-Revised" table contained in such Schedule 6.

     In addition, TNDE shall promptly engage Baker & Botts L.L.P. as its counsel to prepare an analysis of the documentation of the capital structure of and for a list and description of all equity and convertible debt securities of TNDE and thereafter TNDE shall adapt such curative measures as it deems appropriate, on advice of counsel, and to report to you thereon on or before March 30, 1998.

                              Very truly yours,

                              TANKNOLOGY-NDE INTERNATIONAL, INC.

                              By:              //s//
                                  ---------------------------------------
                                    Jay Allen Chaffee
                                    Chairman of the Board

AGREED AND ACKNOWLEDGED

DH HOLDINGS CORP.


By:              //s//
     ------------------------------
     Daniel L. Comas
     Vice President